PRELIMINARY OFFERING CIRCULAR PERSUANT TO REAULAGION A, October 24, 2007

An offering statement pursuant to Regulation A has been filed with the Securities and Exchange Commission Information contained in this Preliminary Offering Circular is subject to completion or amendment. These securities may not be sold nor may offers to buy be accepted prior to the time and Offering Circular which is in not designated as a Preliminary Offering Circular is delivered and the offering statement filed with the Commission becomes qualified. This Preliminary Offering Circular shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there by any sales of these securities in any jurisdiction and or state in which such offer, solicitation or sale would be unlawful prior o the registration or qualification under the laws of any such jurisdiction and or state.



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-A

REGULATION A OFFERING STATEMENT UNDER THE SECURITIES ACT OF 1933

OMB Number: 3235-0286
Expires: November 30, 2007
Estimated average burden hours per response. . . 608.00
OMB APPROVAL

ENTERTAINMENT ROYALTY CORPORATION INC.
(Exact name of issuer as specified in its charter)

NEVADA
(State or other jurisdiction of incorporation or organization)

7473 West Lake Mead Blvd.,Suite, 100, Las Vegas, Nevada, 89128; Telephone (905) 773-7462
Address, including zip code, and telephone number,
including area code of issuer's principal executive office)

5045
(Primary standard Industrial Classification Code Number)

20-1643198
(I.R.S. Employer Identification Number)

The following delaying notation is optional, but see Rule 252(g) before omitting it:
This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

GENERAL INSTRUCTIONS

I. Eligibility Requirements for Use of Form 1-A.

This form is to be used for securities offerings made pursuant to Regulation A, 17 CFR 230.251 *et seq*. Careful attention should be directed to the terms, conditions and requirements of the regulation, especially Rule 251, inasmuch as the exemption is not available to all issuers or to every type of securities transaction. Further, the aggregate offering amount of securities which may be sold in any 12 month period is strictly limited to $5 million.

II. Preparation and Filing of the Offering Statement.

An offering statement shall be prepared by all persons seeking exemption pursuant to the provisions of Regulation A. Parts I, II and III shall be addressed by all issuers. Part II of the form which relates to the content of the required offering circular provides several alternate formats depending upon the nature and/or business of the issuer; only one format needs
to be followed and provided in the offering statement. General information regarding the preparation, format, content of, and where to file the offering statement is contained in Rule 252. Requirements relating to the offering circular are contained in Rules 253 and 255. The offering statement may be printed, mimeographed, lithographed, or typewritten or prepared by any similar process which will result in clearly legible copies.

III. Supplemental Information.

The following information shall be furnished to the Commission as supplemental information:

(1) A statement as to whether or not the amount of compensation to be allowed or paid to the underwriter has been cleared with the NASD.

(2) Any engineering, management or similar report referenced in the offering circular.

(3) Such other information as requested by the staff in support of statements, representations and other assertions

contained in the offering statement.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number. SEC 486 (03-07)

PART I — NOTIFICATION

The information requested shall be provided in the order which follows specifying each item number; the text of each item as presented in this form may be omitted. All items shall be addressed and negative responses should be included.

ITEM 1. Significant Parties

List the full names and business and residential addresses, as applicable, for the following persons:

(a) the issuer's directors;

1) Stephen F. McKernan: Director
Business Address: 7473 West Lake Mead Blvd., Suite, 100, Las Vegas, Nevada, 89128
Residence 13284 Bathurst Street, King City Ontario Canada L7B 1K5

2) Bernard Faibish: Director
Business: Nevada address
Residence: 5 Robingrove Road, North York, Ontario Canada, M2R 2Z6

(b) the issuer's officers;
Stephen F. McKernan: Chairman, President and Chief Executive Officer
Bernard Faibish: Chief Financial Officer

(c) the issuer's general partners;
None

(d) record owners of 5 percent or more of any class of the issuer's equity securities;
La Fete Inc. Royalty Entertainment Inc.

(e) beneficial owners of 5 percent or more of any class of the issuer's equity securities;
Stephen F. McKernan (beneficial owner of La Fete Inc.)

(f) promoters of the issuer;
Stephen F. McKernan

(g) affiliates of the issuer;
Not applicable

(h) counsel to the issuer with respect to the proposed offering;
Not Applicable

(i) each underwriter with respect to the proposed offering;
No such underwriters have been procured at this time

(j) the underwriter's directors;
Not applicable as we do not have an underwriter at this time.

(k) the underwriter's officers;
Not applicable as we do not have an underwriter at this time

(l) the underwriter's general partners; and
Not applicable as we do not have an underwriter at this time.

(m) counsel to the underwriter.
Not applicable as we do not have an underwriter at this time.

ITEM 2. Application of Rule 262

(a) State whether any of the persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262.

No they are not.

(b) If any such person is subject to these provisions, provide a full description including pertinent names, dates and other details, as well as whether or not an application has been made pursuant to Rule 262 for a waiver of such disqualification and whether or not such application has been granted or denied.

Not Applicable

ITEM 3. Affiliate Sales

If any part of the proposed offering involves the resale of securities by affiliates of the issuer, confirm that the following description does not apply to the issuer.

Not applicable, the issuer has no affiliates.

ITEM 4. Jurisdictions in Which Securities Are to be Offered

(a) List the jurisdiction in which the securities are to be offered by underwriters, dealers or salespersons.
The Company intends to offer these securities in United States and Canada if there is an interest in the issue. No specific States or Provinces have been identified at the time of the initial filing of this prospectus.

(b) List the jurisdictions in which the securities are to be offered other than by underwriters, dealers or salesmen and state the method by which such securities are to be offered.

The Company intends to offer these securities in United States and Canada if there is an interest in the issue. The Company will offer the securities on a direct basis to those who wish to purchase the securities.

ITEM 5. Unregistered Securities Issued or Sold Within One Year

(a) As to any unregistered securities issued by the issuer or any of its predecessors or affiliated issuers within one year prior to the filing of this Form 1-A, state:

(1) the name of such issuer;

Entertainment Royalty Corporation Inc. (the "Issuer").

(2) the title and amount of securities issued;

Series I Preferred Shares: 15,000,000
Series II Preferred Shares: 173,237
Series III Preferred Shares: 349,016

(3) the aggregate offering price or other consideration for which they were issued and basis for computing the amount thereof;

Series I Preferred Shares: $15,000 consideration paid to acquire an option. Price per share $0.001
Series II Preferred Shares: Consideration issued for debt owed to La Fete Inc. The total debt due to May 31 2007 was $1,385,897 and the debt was converted to 173,237 Series II Preferred Shares. Price per share $8.00
Series III Preferred Shares: Consideration issued for debt owed to Royalty Entertainment Inc. The total debt due to May 31 2007 was $2,792,129 and the debt was converted to 349,016 Series III Preferred Shares. Price per share $8.00

(4) the names and identities of the persons to whom the securities were issued.

Series I Preferred Shares: Beyond A Dream LLC
Series II Preferred Shares: La Fete Inc.
Series III Preferred Shares: Royalty Entertainment Inc.

(b) As to any unregistered securities of the issuer or any of its predecessors or affiliated issuers which were sold within

one year prior to the filing of this Form 1-A by or for the account of any person who at the time was a director, officer, promoter or principal security holder of the issuer of such securities, or was an underwriter of any securities of such issuer, furnish the information specified in subsections (1) through (4) of paragraph (a).
(c) Indicate the section of the Securities Act or Commission rule or regulation relied upon for exemption from the registration requirements of such Act and state briefly the facts relied upon for such exemption.

Series I Preferred Shares were issued as payment to acquire an option from an LLC in the production business. The LLC is controlled beneficially by Stephen F. McKernan

Series II and Series III Preferred Shares were issued in exchange for debt owed and issued from the company. Series II Preferred Shares were issued to La Fete Inc. which is beneficially owned by Stephen F. McKernan.
Series III Preferred Shares were issued to Royalty Entertainment Inc. which is 24% beneficially owned by Stephen F. McKernan.

ITEM 6. Other Present or Proposed Offerings
State whether or not the issuer or any of its affiliates is currently offering or contemplating the offering of any securities in addition to those covered by this Form 1-A. If so, describe fully the present or proposed offering.

The 15,000,000 Series I Preferred Shares that were issued to Beyond A Dream LLC have the right to convert the Series I Preferred Shares for Common Shares of Entertainment Royalty Corporation Inc. (the "Issuer"). This LLC was formed to produce films and theatrical musicals. The LLC is beneficially controlled by Stephen F. McKernan, as the manager of the LLC. If the LLC is capitalized the holders of the LLC Preferred Shares, have the right to convert their Preferred Shares to Common Shares of Entertainment Royalty Corporation Inc. (the "Issuer"), in exchange for all of the cash flow from the LLC. The LLC would be capitalized under Regulation D 506. At the time of this 1-A filing the LLC has not been capitalized and there is no guarantee that it will ever be capitalized. If it were capitalized and the holders of the Preferred Shares converted their Preferred Shares for common shares of the Issuer then the Issuer would register those common shares for re-sale by way of a registration statement or by way other methods available to the Issuer as directed by legal counsel to the Issuer.

The 1,800,000 Common Shares issued in 2004 to Royalty Entertainment Inc. will be registered in some manner by the Issuer to allow the holders of the Common Shares to sell their shares. The Issuer will take direction from its legal counsel as to the best method to do this. Series III Preferred Shares Issued to Royalty Entertainment Inc. are convertible to the Common Shares of the Issuer on the basis of one Series III Preferred Share for one Common Share of the Issuer. If the holders of the Series III elect to convert their shares to common shares of the Issuer then the Issuer will take the necessary steps to enable the shares to be registered and will take its directions from its legal counsel.

ITEM 7. Marketing Arrangements
(a) Briefly describe any arrangement known to the issuer or to any person named in response to Item 1 above or to any selling security holder in the offering covered by this Form 1-A for any of the following purposes:
(1) To limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution;
No such arrangements are known.

(2) To stabilize the market for any of the securities to be offered;
No such arrangements are known.

(3) For withholding commissions, or otherwise to hold each underwriter or dealer responsible for the distribution of its participation.
No such arrangements are known.
(b) Identify any underwriter that intends to confirm sales to any accounts over which it exercises discretionary authority and include an estimate of the amount of securities so intended to be confirmed.
The issuer knows of no such underwriter.

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement
If any expert named in the offering statement as having prepared or certified any part thereof was employed for such purpose on a contingent basis or, at the time of such preparation or certification or at any time thereafter, had a material interest in the issuer or any of its parents or subsidiaries or was connected with the issuer or any of its subsidiaries as a

promoter, underwriter, voting trustee, director, officer or employee furnish a brief statement of the nature of such contingent basis, interest or connection.

None.

ITEM 9. Use of a Solicitation of Interest Document

Indicate whether or not a publication authorized by Rule 254 was used prior to the filing of this notification. If so, indicate the date(s) of publication and of the last communication with prospective purchasers.

None.

PART II — OFFERING CIRCULAR

Financial Statement requirements, regardless of the applicable disclosure model, are specified in Part F/S of this Form 1-A.

The Commission encourages the use of management's projections of future economic performance that have a reasonable basis and are presented in an appropriate format. See Rule 175, 17 CFR 230.175.

The narrative disclosure contents of offering circulars are specified as follows:

A: For all corporate issuers — the information required by Model A of this Part II of Form 1-A.

B: For all other issuers and for any issuer that so chooses — the information required by either Part I of Form SB-2, 17 CFR 239.29, except for the financial statements called for there, or Model B of this Part II of Form 1-A. Offering circulars prepared pursuant to this instruction need not follow the order of the items or other requirements of the disclosure form. Such information shall not, however, be set forth in such a fashion as to obscure any of the required information or any information necessary to keep the required information from being incomplete or misleading. Information requested to be presented in a specified tabular format shall be given in substantially the tabular form specified in the item.

* *

OFFERING CIRCULAR MODEL A.

GENERAL INSTRUCTIONS:

Each question in each paragraph of this part shall be responded to; and each question and any notes, but not any instructions thereto, shall be restated in its entirety. If the question or series of questions is inapplicable, so state. If the space provided in the format is insufficient, additional space should be created by cutting and pasting the format to add more lines.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may have liability to investors. The selling agents should exercise appropriate diligence to determine that no such inaccuracy or incompleteness has occurred, or they may be liable.

Entertainment Royalty Corporation Inc.

Type of securities offered: Common Stock

Maximum number of securities offered: 312,500

Minimum number of securities offered: No Minimum

Price per Common Share: $16

Total proceeds: If maximum sold: $5,000,000

If minimum sold: $0
(See Questions 9 and 10)
Is a commissioned selling agent selling the securities in this offering? [x] Yes but has not been identified at this time.
[ ] No
If yes, what percent is commission of price to public? 10%
Is there other compensation to selling agent(s)? [ ] Yes [x] No
Is there a finder's fee or similar payment to any person? [ ] Yes [x] No (See Question No. 22)
Is there an escrow of proceeds until minimum is obtained? [ ] Yes [x] No (See Question No. 26)
Is this offering limited to members of a special group, such as employees of the Company or individuals?
[ ] Yes [x] No (See Question No. 25)
Is transfer of the securities restricted? [ ] Yes [x] No (See Question No. 25)
INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. SEE QUESTION NO. 2 FOR THE RISK FACTORS THAT MANAGEMENT BELIEVES PRESENT THE MOST SUBSTANTIAL RISKS TO AN INVESTOR IN THIS OFFERING. IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR SELLING LITERATURE. THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

This Company:
[x] Has never conducted operations.
[x] Is in the development stage.
[ ] Is currently conducting operations.
[ ] Has shown a profit in the last fiscal year.
[ ] Other (Specify):
(Check at least one, as appropriate)

This Offering (the "Offering") is being made on a "best efforts basis," and there is no minimum number of Shares that must be sold in the Offering. The Company can give no assurance that all or any of the Shares will be sold. No escrow account has been established, and all subscription funds will be paid directly to the Company. Subscriptions shall be irrevocable

This Offering is not contingent upon any minimum number of Shares being sold, and it is on a first-come, first-served basis. If subscriptions exceed 312,500 Shares, all excess subscriptions shall be promptly returned to the subscribers thereof (without interest), and without deduction for commissions or expenses.

(Check at least one, as appropriate)
This offering has been registered for offer and sale in the following states:
State State File No. Effective Date

At the time of this filing the Company is in the process of seeking agents, dealers, underwriters and salespersons to sell the securities in various states that will be offered under the registration of this Offering Circular. Since the Company has not contracted any personnel to sell the securities being offered, this Offering Circular has not yet been registered in any states. As any agent, dealer, underwriters and salesperson express an interest to sell the common shares of the Company, the Company will register this Offering in the State. In addition to this the Company over the next sixty days will begin to register this Offering in various states after consultation with the Companies legal counsel.

INSTRUCTION: The Cover Page of the Offering Circular is a summary of certain essential information and should be kept on one page if at all possible. For purposes of characterizing the Company on the cover page, the term "development stage" has the same meaning as that set forth in Statement of Financial Accounting Standards No. 7 (June 1, 1975).

TABLE OF CONTENTS

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.
This Offering Circular, together with Financial Statements and other Attachments, consists of a total of 136 pages.

THE COMPANY

1. Exact corporate name: Entertainment Royalty Corporation Inc.
State and date of incorporation: Nevada, August 30, 2004
Street address of principal office: 7473 West Lake Mead Blvd.,Suite 100, Las Vegas, Nevada, 89128
Company Telephone Number: (905) 773-7462
Fiscal year: August 31,
(month) (day)
Person(s) to contact at Company with respect to offering: Stephen F. McKernan President and CEO

RISK FACTORS

2. List in the order of importance the factors which the Company considers to be the most substantial risks to an investor in this offering in view of all facts and circumstances or which otherwise make the offering one of high risk or speculative (i. e., those factors which constitute the greatest threat that the investment will be lost in whole or in part, or not provide an adequate return).

High Risk Investment. The securities offered hereby are highly speculative, involve a high degree of risk, and should be purchased only by persons who can afford to lose their entire investment. Prospective investors should consider very carefully the following risk factors, as well as all of the other information set forth elsewhere in this prospectus.

The following factors, in addition to the other information contained in this prospectus, should be considered carefully in evaluating the Company and its business before purchasing shares of Common Stock offered hereby. This prospectus contains forward-looking statements that involve risks and uncertainties. The Company's actual results may differ materially from the results discussed in such forward-looking statements.

(1) **The Corporation's recent origin**: The Corporation was incorporated on August 30, 2004 and is a Development Stage Company.

(2) **Profitability.** The Company has had Nil revenues and accumulated deficits of $2,626,964 since the inception of the Company. The Company does not expect to achieve profitability for the next several quarters, and there can be no assurance that it will be profitable thereafter, or that the Company will sustain any such profitability if achieved.

(3) **Best Efforts Offering:** This Offering is being made on a "best efforts basis," and there is a zero Share minimum number of shares, which must be sold in this Offering. The Company can give no assurance that all or any of the Shares will be sold. No escrow account has been established, and all subscription funds will be paid directly to the Company. Subscriptions are irrevocable.

(4) **Need for Additional Capital.** If less than all of the Shares offered are sold, the Company may have to delay or modify its marketing plans and proceed on a much slower or smaller scale. There can be no assurance that any delay or modification of the Company's marketing plans would not adversely affect the Company's business, financial condition, and results of operations. If additional funds are needed to develop and market its products the Company may be required to seek additional financing. The Company may not be able to obtain such additional financing, or, if obtained, such financing may not be on terms favorable to the Company or to the purchasers of the Shares.

(5) **Offering Price of the Company's Securities:** Prior to this Offering, there has been no public market for the securities of the Company. The initial Offering price of the Shares has been determined by management.

(6) **No Prior Trading Market for Common Stock; Potential Volatility of Stock Price.** Prior to this Offering, there has been no public market for the Common Stock of the Company, and there can be no assurance that an active trading

market will develop or be sustained after this Offering. The initial public Offering price has been determined arbitrarily, and may not be indicative of the market price of the Common Stock after this Offering.

(7) **Dilution:** Purchasers of the Shares offered hereby will incur an immediate substantial dilution, in terms of book value, from the public Offering price of $16.

(8) **No Dividends:** No dividends have been paid on the Common Stock of the Company. Any decision to pay dividends will depend upon the Company's profitability at the time, cash available therefore, and other relevant factors, and will be made by the Company's Board of Directors in the exercise of its sole and exclusive discretion.

(9) **Dependence on Key Personnel.** The Company's success is substantially dependent upon a limited number of key management, sales, entertainment content development, and personnel. The Company believes that its future success will depend in large part on its ability to attract and retain highly-skilled personnel in these areas. Competition for qualified personnel in the entertainment industry is intense, and there can be no assurance that the Company will be successful in attracting and retaining such personnel. The loss of the services of one or more of such key employees could have a material adverse effect on the Company's business, financial condition, or results of operations. In particular, the Company would be materially adversely affected if it were to lose the services of Stephen F. McKernan, who is the Founder and Chief Executive Officer, and who has provided significant leadership, direction, and services to the Company since its inception. The Company does not hold key-man life insurance or accident insurance policies on, key personnel at this time. Even if it did, there is no assurance that these persons could be replaced by qualified personnel. Failure to attract and retain key personnel could materially adversely affect the Company's business, operating, results, or financial condition.

(10) **Competition:** Other companies with greater resources and operating experience currently license theatrical musicals. There can be no assurance that the Company will be able to compete successfully against current or future competitors, and the failure to do so successfully would have a materially adverse effect upon the Company's business, operating results, and financial condition.

(11) **Copyright Infringement Claims:** Any copyright infringement claims, with or without merit, could be time-consuming, result in costly litigation and diversion of important management personnel, and restrict our right to license theatrical musicals. In the event of a successful claim of copyright infringement against the Company, the Company's business, operating results, or financial condition would be materially affected.

(12) **General Economic and Market Conditions.** Segments of the entertainment, industry have experienced significant economic downturns characterized by decreased product demand, work slowdowns, and layoffs. The Company's operations may in the future experience substantial fluctuations from period to period as a consequence of general economic conditions. Therefore, any economic downturns in general would have a material adverse effect on the Company's business, operating results, and financial condition.

(13) **Risks of Investment in the Entertainment Industry:** The Entertainment industry is highly speculative and inherently risky. There are certain risks inherent in theatrical entertainment productions. This type of investment may be affected by various factors apart from the quality of the theatrical product itself, including general and local economic conditions, the ability of producers, financiers, and licensees to meet their licensing commitments under a licensing agreement with the Company, and the number, type and quality of programming competing for consumer attention, critical reviews, and public taste. The productions that the Company licenses to theatrical producers and presenters, may face intense competition from other live theater productions. It is impossible to accurately predict how long a theatrical production will run or the ultimate success of any live theater production. There can be no assurance of the economic success of any entertainment content. Therefore, there is a substantial risk that some or all of the Company's entertainment content that it Licenses, will not be commercially successful.

14) **Going Concern:** As shown in the financial statements, the Company incurred net losses of $578,363and $586,485 for 2007 and 2006, respectively. At August 31, 2007, current liabilities exceed current assets by $319,886. These factors raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts and classification of liabilities that might be necessary in the event the Company cannot continue in existence.

(15) **Loss of Entire Investment.** The Shares are speculative investments which involve a substantial degree of risk of loss by any investor of any investment in the Company. Due to any unforeseen circumstances, any investment in our common stock may result in a complete loss of an investors invested capital in the Company.

Note: In addition to the above risks, businesses are often subject to risks not foreseen or fully appreciated by management. In reviewing this Offering Circular potential investors should keep in mind other possible risks that could be important.

INSTRUCTION: The Company should avoid generalized statements and include only those factors which are unique to the Company. No specific number of risk factors is required to be identified. If more than 16 significant risk factors exist, add additional lines and number as appropriate. Risk factors may be due to such matters as cash flow and liquidity problems, inexperience of management in managing a business in the particular industry, dependence of the Company on an unproven product, absence of an existing market for the product (even though management may believe a need exists), absence of an operating history of the Company, absence of profitable operations in recent periods, an erratic financial history, the financial position of the Company, the nature of the business in which the Company is engaged or proposes to engage, conflicts of interest with management, arbitrary establishment of offering price, reliance on the efforts of a single individual, or absence of a trading market if a trading market is not expected to develop. Cross references should be made to the Questions where details of the risks are described.

BUSINESS AND PROPERTIES

3. With respect to the business of the Company and its properties:

(a) Describe in detail *what* business the Company does and proposes to do, including what product or goods are or will be produced or services that are or will be rendered.

Entertainment Royalty Corporation Inc. (the "Company") owns the licensing rights to two theatrical stage musicals. They are entitled *Medea The Contemporary Musical* and *The Elephant Man* (the "Works"). A licensing right is the right to act as the licensing agent for a theatrical production. Theatrical musicals may not be publicly performed without permission. The rights that are needed to publicly perform a dramatic work that combines the theatrical musical work together with dialogue, staging, costuming, lighting, choreography, etc. are referred to as *grand performing rights.* Grand performing rights are obtained from the creator of the work or from their licensing agent who owns the rights to license the grand performing rights. Entertainment Royalty Corporation Inc. is the worldwide licensing agent for the grand performing rights to *Medea The Contemporary Musical* and *The Elephant Man.* The Company will receive revenue from collecting the licensing fees paid by the licensors. The Company earns a percentage of the gross licensing fees paid. Licensors of theatrical musicals can be professional or amateur theater companies in any country in the world.

(b) Describe *how* these products or services are to be produced or rendered and how and when the Company intends to carry out its activities. If the Company plans to offer a new product(s), state the present stage of development, including whether or not a working prototype(s) is in existence. Indicate if completion of development of the product would require a material amount of the resources of the Company, and the estimated amount. If the Company is or is expected to be dependent upon one or a limited number of suppliers for essential raw materials, energy or other items, describe. Describe any major existing supply contracts.

Medea The Contemporary Musical and *The Elephant Man* are theatrical musicals that are currently in existence.

The original play *Medea* written by Euripides, is a famous Greek tragedy first produced around the time of 431 BC. *Medea The Contemporary Musical* is a contemporary version of the original story that has the elements of contemporary music, dance, sets, and costumes. This production has been performed by professional and amateur theater groups throughout North America prior to the Company obtaining the rights to act as licensing agent for the production. The book, music and lyrics, are written by Stephen F. McKernan the principal shareholder and officer of the Company.

The Elephant Man is a new musical inspired by the life of Joseph Carey Merrick (John Merrick). Mr. Merrick was an individual who was extremely deformed and performed in a freak show many years ago. A Tony Award-winning play was done about Mr. Merrick and is licensed to professional and amateur theater companies currently. The original New York production ran over two years. A movie about his life was also produced and was nominated for six Academy Awards including Best Picture. The movie continues to be licensed to television, DVD and theaters all over the world.

This new musical is an entirely original story not dealing with the life of Joseph Carey Merrick, but rather is set in modern time and deals with an individual inflicted with the medical condition known as proteus syndrome which is the condition that affected Joseph Carey Merrick. This new musical has been fully work-shopped in London England. It has also been developed into a major motion picture which at the time of this prospectus is in pre-production. The Company holds an option to acquire a part of the cash flow generated from this movie. At the time of this prospectus the Company has not exercised its option and there is no guarantee that the option will be exercised.

(c) Describe the industry in which the Company is selling or expects to sell its products or services and, where applicable, any recognized trends within that industry. Describe that part of the industry and the geographic area in which the business competes or will compete.
Indicate whether competition is or is expected to be by price, service, or other basis. Indicate (by attached table if appropriate) the current or anticipated prices or price ranges for the Company's products or services, or the formula for determining prices, and how these prices compare with those of competitors' products or services, including a description of any variations in product or service features. Name the principal competitors that the Company has or expects to have in its area of competition. Indicate the relative size and financial and market strengths of the Company's competitors in the area of competition in which the Company is or will be operating. State why the Company believes it can effectively compete with these and other companies in its area of competition.

Note: Because this Offering Circular focuses primarily on details concerning the Company rather than the industry in which the Company operates or will operate, potential investors may wish to conduct their own separate investigation of the Company's industry to obtain broader insight in assessing the Company's prospects.

The industry in which the Company is selling to are professional and amateur theater companies that perform theatrical musicals. This would apply for Broadway, London's West End, tours, regional theaters, amateur theaters, summer stock, high schools, colleges, or universities for the entire world.

Competition for the Company exists as a result of all the other theatrical musicals that are available for licensing from the other licensing companies that act as licensing agents for theatrical musicals. Various companies license the rights to perform theater productions including Tams-Witmark Music Library, Music Theater International, Samuel French Ltd., The Rodgers & Hammerstein Organization, and The Really Useful Group. These companies own the licensing rights to many popular musicals and have been in business for many years. There is no financial information made public as to the size of these companies as they are all privately controlled companies and do not publish their financial statements to the public.

The price paid by licensors of theatrical musicals is standard in the industry. All licensors pay a percentage of their gross ticket sales to the licensing agent. In addition to that the licensing agent can rent or sell the scores and scripts to the licensor for their use for their production of the musical. The percentage of gross paid by both professional and amateur theater companies can range from ten to twenty percent of gross ticket sales.

(d) Describe specifically the marketing strategies the Company is employing or will employ in penetrating its market or in developing a new market. Set forth in response to Question 4 below the timing and size of the results of this effort which will be necessary in order for the Company to be profitable. Indicate how and by whom its products or services are or will be marketed (such as by advertising, personal contact by sales representatives, etc.), how its marketing structure operates or will operate and the basis of its marketing approach, including any market studies. Name any customers that account for, or based upon existing orders will account for a major portion (20% or more) of the Company's sales. Describe any major existing sales contracts.

After a major theatrical musical plays in New York on Broadway or in London on the West-end, the musical can be made available for international licensing to major cities throughout the world. Foreign cities like, Sydney, Toronto, Mexico City, and Berlin, have large Broadway style theaters that need content. The owners of these theaters look to Broadway and the West-end for product to stage in their theaters. This group of international producers/theater owners are known in the industry as international "First-Class" licensors. This means they will stage productions that have a first class director, production team, and cast of performers. Many times the original creative team that mounted the musical on Broadway or the West-end, will be the same production team that mounts the production for the international licensor.

A typical first class licensor must pay a non-returnable advance in the range of five hundred thousand to over a million dollars, a negotiated percentage of the gross ticket sales of between ten and twenty percent of gross, plus a profit participation in the licensors profits, if any, once the licensor has recouped his costs to mount the musical. Musicals mounted as first flass productions can gross in the range of between $400,000 and $1,300,000 per week, depending on the size of the theater and tickets sold per week. Royalties are paid off the gross ticket sales per week.

There are approximately thirty two international markets that first class licenses are sold. In addition to the international city markets there are many cities in United States that mount first class stage productions of theatrical musicals. They are mounted under a license from the licensing agent. Cities such as Chicago, and San Francisco are examples of such cities.

The marketing of the musicals we have the rights to license, to the international first class markets will be done by our lawyer in London England who is an experienced lawyer in the international licensing of musicals. We will ask him to make the calls on our behalf as he has a relationship with the international licensors of large scale musicals. He will negotiate the deals on our behalf and be paid for his services. At the time of this offering he has not been contracted to license any of our musicals.

All other markets for the licensing of the musicals will be done directly by the Company. The Company will hire a sales team whose roll is to contact the licensors directly and inform them that we control the licensing rights to the musicals. They will do so by telephone, direct mail, internet, personal visits, and other such marketing techniques.

The marketing and licensing will not begin until the musicals have been put into production on Broadway and or the West-end.

Medea The Contemporary Musical is currently in pre-production for a major first class presentation within the next year. As the production becomes more visible from the announcing of various production elements such as star actors, designers etc. the preliminary marketing to international first class licensors will begin by the Company.

Additional licensing opportunities exist in the "subsidiary markets", which include off-Broadway, regional theatres, small "bus and truck" tours, amateur or community theatres, summer stock, high schools, colleges, and universities.

In North America alone there are over 40,000 educational institutions, many of which produce at least one play or musical annually. There are also over 1,000 professional regional theatres that are not first class venues, such as the Goodman Theatre in Chicago, which each produce an annual subscription series typically ranging from three to six productions. There are also thousands of community and other local theatre groups. The process through which subsidiary licenses are obtained and the productions staged is generally the same as for first class productions, except that these productions typically are not produced to the scale of a first class production. Due to the enormity of the subsidiary market, a musical can generate substantial licensing royalties for many years.

Each producer in the subsidiary market who wishes to stage a performance of a work must negotiate for and obtain and obtain a license before proceeding. Under the most typical licensing arrangement, each such producer must pay a royalty fee to obtain the right to perform its proposed production. The cost of a subsidiary market license can range from $1,000 to over $150,000. An educational institution will usually be charged a flat fee royalty ranging from $200 - $1000 per performance. The rate selected is based on the seating capacity of the designated venue and the proposed cost of the tickets. Regional theatres are usually charged a fee based on an initial advance to the licensor and a percentage of the gross production revenues.

These markets will begin to be licensed following a major Broadway or West-end production of the musicals the Company owns licensing right to.

(e) State the backlog of written firm orders for products and/or services as of a recent date (within the last 90 days) and compare it with the backlog of a year ago from that date.

As of October 15, 2007 $0.00
(a recent date)

As of October 15, 2006 $0.00

(one year earlier)

Explain the reason for significant variations between the two figures, if any. Indicate what types and amounts of orders are included in the backlog figures. State the size of typical orders. If the Company's sales are seasonal or cyclical, explain.

The Company has not licensed any of its musicals and will only do so following the staging of a Broadway and or West-end production of the musicals.

(f) State the number of the Company's present employees and the number of employees it anticipates it will have within the next 12 months. Also, indicate the number by type of employee (i.e., clerical, operations, administrative, etc.) the Company will use, whether or not any of them are subject to collective bargaining agreements, and the expiration date(s) of any collective bargaining agreement(s). If the Company's employees are on strike, or have been in the past three years, or are threatening to strike, describe the dispute. Indicate any supplemental benefits or incentive arrangements the Company has or will have with its employees.

The company has one full time employee and 1 part time employee at this time;

- CEO full time.
- CFO part time.

Once financing is in place, we plan over the next 12 months, to employ:

- CEO,
- CFO,
- Operations Manager,
- Sales Representatives (2),
- Accounting Clerk (1)

(g) Describe generally the principal properties (such as real estate, plant and equipment, patents, etc.) that the Company owns, indicating also what properties it leases and a summary of the terms under those leases, including the amount of payments, expiration dates and the terms of any renewal options. Indicate what properties the Company intends to acquire in the immediate future, the cost of such acquisitions and the sources of financing it expects to use in obtaining these properties, whether by purchase, lease or otherwise.

The company does not own any property. It leases office space in an executive office center in Toronto and in Las Vegas Nevada. At the time of this filing the Company is looking for larger office space in Nevada and is shutting down the Toronto office

(h) Indicate the extent to which the Company's operations depend or are expected to depend upon patents, copyrights, trade secrets, know-how or other proprietary information and the steps undertaken to secure and protect this intellectual property, including any use of confidentiality agreements, covenants-not-to-compete and the like. Summarize the principal terms and expiration dates of any significant license agreements. Indicate the amounts expended by the Company for research and development during the last fiscal year, the amount expected to be spent this year and what percentage of revenues research and development expenditures were for the last fiscal year.

We do not own any upon patents, copyrights, trade secrets, know-how or other proprietary information. We own the rights to license two theatrical musicals.

(i) If the Company's business, products, or properties are subject to material regulation (including environmental regulation) by federal, state, or local governmental agencies, indicate the nature and extent of regulation and its effects or potential effects upon the Company.

Not Applicable

(j) State the names of any subsidiaries of the Company, their business purposes and ownership, and indicate which are included in the Financial Statements attached hereto. If not included, or if included but not consolidated, please explain.

Entertainment Royalty Corporation Inc. (a Turks and Caicos BWI corporation, formally known as Superior Holdings Inc.) is a subsidiary of the Company. It is 100% owned by the Company and has the same name as the Company. The Turks and Caicos company holds the licensing rights for the two musicals and the Nevada corporation wholly owns 100% of the Turks and Caicos corporation. The consolidated financial statements are included in the Financial Statements. The subsidiary is a holding company that holds the rights to the musicals. Superior Holdings Inc. became a 100% wholly owned subsidiary of ERC Nevada.

(k) Summarize the material events in the development of the Company (including any material mergers or acquisitions) during the past five years, or for whatever lesser period the Company has been in existence. Discuss any pending or anticipated mergers, acquisitions, spin-offs or recapitalizations. If the Company has recently undergone a stock split, stock dividend or recapitalization in anticipation of this offering, describe (and adjust historical per share figures elsewhere in this Offering Circular accordingly).

Entertainment Royalty Corporation Inc. (a Nevada corporation) ("ERC Nevada") acquired Superior Holdings Inc. (a Turks and Caicos BWI corporation) on August 30 2004. Superior Holdings Inc. holds the international licensing rights to the theatrical stage musicals entitled; *Medea The Contemporary Musical* and *The Elephant Man.*
Superior Holdings Inc. became a 100% wholly owned subsidiary of ERC Nevada.
Superior Holdings Inc. changed its name to Entertainment Royalty Corporation Inc. (a Turks and Caicos BWI corporation).

At incorporation, the Company was authorized to issue 1,000,000,000 shares of common stock with a par value of $0.001. At August 2005, the total shares outstanding were 248,294,915 common shares. On October 4, 2005, the Company declared a 15:1 reverse stock split with a new par value of $0.015 per common share. Total common shares outstanding at August 31, 2007 were 16,552,994.

The Company was granted an "option" from "Beyond A Dream LLC" to acquire all of the future cash flow accruing from a series of films and theatrical musicals on April 19, 2007. As consideration of the granting of the "option" by "Beyond A Dream LLC", the Company issued 15,000,000 Preferred Shares – Series I for a total consideration of $15,000 to the LLC. The Preferred Shares – Series I are convertible at the rate of 1:1 for common shares of the Company on a pro rata basis as the LLC capitalizes the various productions. The Preferred Shares – Series I are non-voting, non-redeemable, non-participating and are non-interest bearing.

4. (a) If the Company was not profitable during its last fiscal year, list below in chronological order the events which in management's opinion must or should occur or the milestones which in management's opinion the Company must or should reach in order for the Company to become profitable, and indicate the expected manner of occurrence or the expected method by which the Company will achieve the milestones.

Event

(1) Licensing of *Medea The Contemporary Musical* to International First Class Licensors.
Once a major Broadway and or London West-end production is mounted of *Medea The Contemporary Musical*, various international city theaters will be contacted by the Company and or our Lawyers and or selling agents in the foreign territory. The Company anticipates signing foreign licensing deals in at least 3 foreign cities.

Date: To begin over the Next 18 months.

Method: Contract done internally by the Company or by the Company lawyer/selling agent.

Event

(2) Licensing of *Medea The Contemporary Musical* to North American tours and cities.
Once a major Broadway and or London West-end production is mounted of *Medea The Contemporary Musical*, various tour operators and first class city licensors of theatrical musicals will be contacted by the Company. The Company anticipates signing licensing deals for at least one or two tours of the show as well as sit down stationary productions in at least two North American cities.

Date To begin over the Next 18 months.

Method Contract done internally by the Company.

Event

(3) Licensing of *The Elephant Man* to International First Class Licensors.
A major feature film of The Elephant Man is currently in pre-production. If the feature film is produced and distributed over the next 18 months this will give the new stage musical some exposure. Following this film a live stage production of the musical will be licensed and mounted. This will open up all the international licensing markets for the licensing of the live state musical.

Date: To begin over the Next 24 months.

Method: Contract done internally by the Company or by the Company lawyer/selling agent.

Event

(4) Licensing of *The Elephant Man* to North American tours and cities.

A major feature film of The Elephant Man is currently in pre-production. If the feature film is produced and distributed over the next 18 months this will give the new stage musical some exposure. Following this film a live stage production of the musical will be licensed and mounted. This will open up all the North American tour and city markets for the licensing of the live stage musical.

Date: To begin over the Next 24 months.

Method: Contract done internally by the Company or by the Company lawyer/selling agent.

(b) State the probable consequences to the Company of delays in achieving each of the events or milestones within the above time schedule, and particularly the effect of any delays upon the Company's liquidity in view of the Company's then anticipated level of operating costs. (See Question Nos. 11 and 12)

Any delay in achieving each of the events listed above would result in a reduction of revenue into the company and delay the Company in achieving a profit.

Note: After reviewing the nature and timing of each event or milestone, potential investors should reflect upon whether achievement of each within the estimated time frame is realistic and should assess the consequences of delays or failure of achievement in making an investment decision.

INSTRUCTION: The inquiries under Business and Properties elicit information concerning the nature of the business of the Company and its properties. Make clear what aspects of the business are presently in operation and what aspects are planned to be in operation in the future. The description of principal properties should provide information which will reasonably inform investors as to the suitability, adequacy, productive capacity and extent of utilization of the facilities used in the enterprise. Detailed descriptions of the physical characteristics of the individual properties or legal descriptions by metes and bounds are not required and should not be given.
As to Question 4, if more than five events or milestones exist, add additional lines as necessary. A "milestone" is a significant point in the Company's development or an obstacle which the Company must overcome in order to become profitable.

OFFERING PRICE FACTORS

If the securities offered are common stock, or are exercisable for or convertible into common stock, the following factors may be relevant to the price at which the securities are being offered.

5. What were net, after-tax earnings for the last fiscal year?
(If losses, show in parenthesis.)
The Total losses for the fiscal year August 31, 2007 were; ($573,363)
The loss per share was; ($0.04)

6. If the Company had profits, show offering price as a multiple of earnings. Adjust to reflect for any stock splits or recapitalizations, and use conversion or exercise price in lieu of offering price, if applicable.

Offering Price Per Share $16

Net After-Tax Earnings Last Year Per Share (price/earnings multiple) Does not apply.

7. (a) What is the net tangible book value of the Company? (If deficit, show in parenthesis.) For this purpose, net tangible book value means total assets (exclusive of copyrights, patents, goodwill, research and development costs and similar intangible items) minus total liabilities.

$4,185,114 is the Book Value. The Book Value per share is $0.2529

If the net tangible book value per share is substantially less than this offering (or exercise or conversion) price per share, explain the reasons for the variation.

Management has determined the share price to be $16

(b) State the dates on which the Company sold or otherwise issued securities during the last 12 months, the amount of such securities sold, the number of persons to whom they were sold, and relationship of such persons to the Company at the time of sale, the price at which they were sold and, if not sold for cash, a concise description of the consideration. (Exclude bank debt.)

(1) the name of such issuer;
Entertainment Royalty Corporation Inc. (the "Issuer").

(2) the title and amount of securities issued;
Series I Preferred Shares: 15,000,000
Series II Preferred Shares: 173,237
Series III Preferred Shares: 349,016

(3) the aggregate offering price or other consideration for which they were issued and basis for computing the amount thereof;
Series I Preferred Shares: $15,000 consideration paid to acquire an option. Price per share $0.001
Series II Preferred Shares: Consideration issued for debt owed to La Fete Inc. The total debt due to May 31 2007 was $1,385,897 and the debt was converted to 173,237 Series II Preferred Shares. Price per share $8.00
Series III Preferred Shares: Consideration issued for debt owed to Royalty Entertainment Inc. The total debt due to May 31 2007 was $2,792,129 and the debt was converted to 349,016 Series III Preferred Shares. Price per share $8.00

(4) the names and identities of the persons to whom the securities were issued.
Series I Preferred Shares: Beyond A Dream LLC
Series II Preferred Shares: La Fete Inc.
Series III Preferred Shares: Royalty Entertainment Inc.

Series I Preferred Shares were issued as payment to acquire an option from an LLC in the production business. The LLC is controlled beneficially by Stephen F. McKernan as manager of the LLC.

Series II and Series III Preferred Shares were issued in exchange for debt owed and issued from the company. Series II Preferred Shares were issued to La Fete Inc. which is beneficially owned by Stephen F. McKernan.
Series III Preferred Shares were issued to Royalty Entertainment Inc. which is 24% beneficially owned by Stephen F. McKernan.

8. (a) What percentage of the outstanding shares of the Company will the investors in this offering have? Assume exercise of outstanding options, warrants or rights and conversion of convertible securities, if the respective exercise or conversion prices are at or less than the offering price. Also assume exercise of any options, warrants or rights and conversions of any convertible securities offered in this offering.)

If the maximum is sold: 1.86 %
If the minimum is sold: 0.00 %

(b) What post-offering value is management implicitly attributing to the entire Company by establishing the price per security set forth on the cover page (or exercise or conversion price if common stock is not offered)? (Total outstanding shares after offering times offering price, or exercise or conversion price if common stock is not offered.)

If the maximum is sold: $269,847,904 *
If the minimum is sold: $4,185,114 *

* These values assume that the Company's capital structure would be changed to reflect any conversions of outstanding convertible securities and any use of outstanding securities as payment in the exercise of outstanding options, warrants or rights included in the calculation.

(For above purposes, assume outstanding options are exercised in determining "shares" if the exercise prices are at or less than the offering price. All convertible securities, including outstanding convertible securities, shall be assumed converted and any options, warrants or rights in this offering shall be assumed exercised.)

Note: After reviewing the above, potential investors should consider whether or not the offering price (or exercise or conversion price, if applicable) for the securities is appropriate at the present stage of the Company's development.

INSTRUCTION: Financial information in response to Questions 5, 6 and 7 should be consistent with the Financial Statements. Earnings per share for purposes of Question 5 should be calculated by dividing earnings for the last fiscal year by the weighted average of outstanding shares during that year. No calculations should be shown for periods of less than one year or if earnings are negative or nominal. For purposes of Question 8, the "offering price" of any options, warrants or rights or convertible securities in the offering is the respective exercise or conversion price.

USE OF PROCEEDS
9. (a) The following table sets forth the use of the proceeds from this offering:

If Minimum Sold If Maximum Sold

Minimum Amount $0.00

Maximum Amount 100%
Total Proceeds $5,000,000 100%

Less: Offering Expenses
Commissions & Finders Fees $500,000
Legal & Accounting $125,000
Copying & Advertising $60,000

Total Offering Expenses: $685,000

Net Proceeds from Offering $4,315,000

Use of Net Proceeds

Operating Funds 20 Months: $2,700,000

Interest Expense	$608,006
Consulting Fees	$16,667
Bank Charges	$4,167
Management Fees	$800,000
Professional Fees	$250,000
Offices Rent	$145,000
Telephone	$58,333
Office Supplies	$5,000
Office Equipment	$16,667
Office Furniture	$8,333
Travel	$88,333
Health Insurance	$166,667
Staff	$233,333
Rental Materials	$166,667
Miscellaneous	$132,827
Total	**$2,700,000**

Accounts Payable	$614,686
Acquisition Funds	$1,000,314
Total Use of Net Proceeds	**$4,315,000**

(b) If there is no minimum amount of proceeds that must be raised before the Company may use the proceeds of the offering, describe the order of priority in which the proceeds set forth above in the column "If Maximum Sold" will be used.

Operating Funds 20 Months	$2,700,000
Accounts Payable	$614,686
Acquisition Funds	$1,000,314

Note: After reviewing the portion of the offering allocated to the payment of offering expenses, and to the immediate payment to management and promoters of any fees, reimbursements, past salaries or similar payments, a potential investor should consider whether the remaining portion of his investment, which would be that part available for future development of the Company's business and operations, would be adequate.

10. (a) If material amounts of funds from sources other than this offering are to be used in conjunction with the proceeds from this offering, state the amounts and sources of such other funds, and whether funds are firm or contingent. If contingent, explain.

Not Applicable

(b) If any material part of the proceeds is to be used to discharge indebtedness, describe the terms of such indebtedness, including interest rates. If the indebtedness to be discharged was incurred within the current or previous fiscal year, describe the use of proceeds of such indebtedness.

The Company conducts transactions with three affiliated companies. Melott Productions Inc. ("Melott"), Royalty Entertainment Inc. ("REI"), and La Fete Inc. The companies are all related through common management.

Under the "Accounts Payable" the amount of **$331,918** is for the following;

(a) $9,655: The Company has a demand note payable Melott Productions Inc. in the amount of $9,655 ($10,200 Canadian dollars). This note is non interest bearing.

(b) $104,451: Interest Expense 3 months; REI & La Fete Inc. The Company was liable on an unsecured note payable in the amount of $1.8 million due to Royalty Entertainment Inc. (REI). The note bore an interest rate of 10% per annum, simple interest. The Company issued 349,016 Preferred Shares – Series III on May 31, 2007 in lieu of a debt of $2,792,129 inclusive of accrued interest ($565,000) and foreign exchange differences ($427,129) owed by the Company to REI – an affiliated company for the grand licensing rights. The Preferred Shares – Series III are interest bearing at the rate of 10% simple interest per annum commencing June 1, 2007. (see "c" for La Fete Inc.)

(c) **$99,825:** 3 months La Fete Inc. Management Fee; (June 1 2007 through August 31, 2007). The Company issued 173,237 Preferred Shares – Series II on May 31, 2007 in lieu of a debt of $1,385,898 owing by the Company to La Fete Inc. for accrued management fees. The Preferred Shares – Series II are convertible at a rate of 1:1 for the common shares of the Company. The Preferred Shares – Series II are interest bearing at the rate of 10% simple interest per annum commencing June 1, 2007.

(d) Advance from **REI $21,600;** Royalty Entertainment Inc. advanced this amount to the Company.

(e) **$86,266** Management fees owed to the CFO to August 31, 2007.

(f) **$10,000** Convertible note payable

(g) **$121** Interest on Convertible Note.

$282,768: Additional Expense in Net Use of Proceeds under Accounts Payable.

(h) **$133,100:** La Fete management fees 4 months.

(i) **$139,268:** Interest for 4 months on Preferred Shares Series II & Series III.

(j) **$10,000** CFO management fees 4 months.

(k) **$400:** Interest on Convertible Note 4 months.

(c) If any material amount of proceeds is to be used to acquire assets, other than in the ordinary course of business, briefly describe and state the cost of the assets and other material terms of the acquisitions. If the assets are to be acquired from officers, directors, employees or principal stockholders of the Company or their associates, give the names of the persons from whom the assets are to be acquired and set forth the cost to the Company, the method followed in determining the cost, and any profit to such persons.

Not Applicable

(d) If any amount of the proceeds is to be used to reimburse any officer, director, employee or stockholder for services already rendered, assets previously transferred, or monies loaned or advanced, or otherwise, explain:

The Company conducts transactions with three affiliated companies. Melott Productions Inc. ("Melott"), Royalty Entertainment Inc. ("REI"), and La Fete Inc. The companies are all related through common management.

(i) **$9,655**: The Company has a demand note payable Melott Productions Inc. in the amount of $9,655 ($10,200 Canadian dollars). This note is non interest bearing.

(ii) $104,451: Interest Expense 3 months; REI & La Fete Inc. The Company was liable on an unsecured note payable in the amount of $1.8 million due to Royalty Entertainment Inc. (REI). The note bore an interest rate of 10% per annum, simple interest. The Company issued 349,016 Preferred Shares – Series III on May 31, 2007 in lieu of a debt of $2,792,129 inclusive of accrued interest ($565,000) and foreign exchange differences ($427,129) owed by the Company to REI – an affiliated company for the grand licensing rights. The Preferred Shares – Series III are interest bearing at the rate of 10% simple interest per annum commencing June 1, 2007. (see "c" for La Fete Inc.)

(III) **$99,825:** 3 months La Fete Inc. Management Fee; (June 1 2007 through August 31, 2007). The Company issued 173,237 Preferred Shares – Series II on May 31, 2007 in lieu of a debt of $1,385,898 owing by the Company to La Fete Inc. for accrued management fees. The Preferred Shares – Series II are convertible at a rate of 1:1 for the common shares of the Company. The Preferred Shares – Series II are interest bearing at the rate of 10% simple interest per annum commencing June 1, 2007.

(IV) Advance from **REI $21,600;** Royalty Entertainment Inc. advanced this amount to the Company.

(V) **$86,266** Management fees owed to the CFO to August 31, 2007.

(VI) **$133,100:** La Fete management fees 4 months.

(VII) **$139,268:** Interest for 4 months on Preferred Shares Series II & Series III.

(VIII) **$10,000** CFO management fees 4 months.

11. Indicate whether the Company is having or anticipates having within the next 12 months any cash flow or liquidity problems and whether or not it is in default or in breach of any note, loan, lease or other indebtedness or financing arrangement requiring the Company to make payments. Indicate if a significant amount of the Company's trade payables have not been paid within the stated trade term. State whether the Company is subject to any unsatisfied judgments, liens or settlement obligations and the amounts thereof. Indicate the Company's plans to resolve any such problems.

The company is not under any significant cash flow or liquidity problems because it's expense costs are very low. Expenses shall commiserate with revenue and earnings respectively.

12. Indicate whether proceeds from this offering will satisfy the Company's cash requirements for the next 12 months, and whether it will be necessary to raise additional funds. State the source of additional funds, if known.

The proceeds from this offering will satisfy the Company's cash requirements for more than 12 months if the Company sells 100% of the stock offered for sale under this offering. If the Company sells 100% of this issue the Company has enough cash to carry on business for approximately 20 months. During the 20 months the Company would have additional working capital as a result of receiving revenue from the licensing of rights the company owns.

INSTRUCTION: Use of net proceeds should be stated with a high degree of specificity. Suggested (but not mandatory) categories are: leases, rent, utilities, payroll (by position or type), purchase or lease of specific items of equipment or inventory, payment of notes, accounts payable, etc., marketing or advertising costs, taxes, consulting fees, permits, professional fees, insurance and supplies. Categories will vary depending on the Company's plans. Use of footnotes or other explanation is recommended where appropriate. Footnotes should be used to indicate those items of offering expenses that are estimates. Set forth in separate categories all payments which will be made immediately to the Company's executive officers, directors and promoters, indicating by footnote that these payments will be so made to such persons. If a substantial amount is allocated to working capital, set forth separate sub-categories for use of the funds in the Company's business. If any substantial portion of the proceeds has not been allocated for particular purposes, a statement to that effect as one of the Use of Net Proceeds categories should be included together with a statement of the amount of proceeds not so allocated and a footnote explaining how the Company expects to employ such funds not so allocated.

CAPITALIZATION

13. Indicate the capitalization of the Company as of the most recent balance sheet date (adjusted to reflect any subsequent stock splits, stock dividends, recapitalizations or refinancings) and as adjusted to reflect the sale of the minimum and
maximum amount of securities in this offering and the use of the net proceeds there from:

Amount Outstanding
As of: As Adjusted
August 31, 2007; Capitalization of the Company;

Common Shares 16,552,994 @ 0.015 = $248,297

Preferred Shares; Series I Preferred 15,000,000 @$0.001 = $15,000
Preferred Shares; Series II ; 173,237 @ $8.00 = $1,385,897
Preferred Shares; Series III ; 349,016@ $8.00 = $2,792,129

Total = $4,441,323

Debt:

Short-term debt (average interest rate 10%) $104,451

Long-term debt (average interest rate 12%) $10,000

Total debt $332,918

Stockholders equity (deficit): $4,185,114

Preferred stock — par or stated value (by class of preferred in order of preferences)

Preferred Shares; Series I $0.001
Preferred Shares; Series II $8.00
Preferred Shares; Series III $8.00

Common stock — par value; $0.015

Additional paid in capital $2,370,755

Retained earnings (deficit) ($2,626,964)

Total stockholders equity (deficit) $4,185,114

Total Capitalization $6,812,078

Number of preferred shares authorized to be outstanding: 15,522,253

Number of Par Value
Class of Preferred Shares Authorized Per Share

Preferred Shares; Series I $0.001

Preferred Shares; Series II $8.00

Preferred Shares; Series III $8.00

Number of common shares authorized: 1,000,000,000 shares. Par or stated value per share, if any: $0.015 Number of common shares reserved to meet conversion requirements or for the issuance upon exercise of options, warrants or rights: 15,522,253 shares.

INSTRUCTION: Capitalization should be shown as of a date no earlier than that of the most recent Financial Statements provided pursuant to Question 46. If the Company has mandatory redeemable preferred stock, include the amount thereof in "long term debt" and so indicate by footnote to that category in the capitalization table.

DESCRIPTION OF SECURITIES

14. The securities being offered hereby are:

[x] Common Stock Voting with one vote per share.

15. These securities have:
Yes No
[Yes] [ ] Cumulative voting rights: **Common Shares one vote per share**
[ ] [X] Other special voting rights;
[ ] [X] Preemptive rights to purchase in new issues of shares
[ ] [X] Preference as to dividends or interest [ ] [No] Preference upon liquidation
[ ] [X] Other special rights or preferences (specify
Explain:

16. Are the securities convertible? [ ] Yes [X] No
If so, state conversion price or formula.
Date when conversion becomes effective: No Date
Date when conversion expires: No Date.

17. (a) If securities are notes or other types of debt securities:
(1) What is the interest rate?
If interest rate is variable or multiple rates, describe: Not Applicable

(2) What is the maturity date?
If serial maturity dates, describe: Not Applicable

(3) Is there a mandatory sinking fund? [ ] Yes [ ] No
Describe: Not Applicable

(4) Is there a trust indenture? [ ] Yes [ ] No Not Applicable

Name, address and telephone number of Trustee: Not Applicable

(5) Are the securities callable or subject to redemption? [] Yes [x] No

Describe, including redemption prices:
(6) Are the securities collateralized by real or personal property? [ ] Yes [x] No
Describe:

(7) If these securities are subordinated in right of payment of interest or principal, explain the terms of such subordination. Not Applicable

How much currently outstanding indebtedness of the Company is senior to the securities in right of payment of interest or principal? NIL

How much indebtedness shares in right of payment on an equivalent (pari passu) basis? NIL

How much indebtedness is junior (subordinated) to the securities? NIL

(b) If notes or other types of debt securities are being offered and the Company had earnings during its last fiscal year, show the ratio of earnings to fixed charges on an actual and pro forma basis for that fiscal year. "Earnings" means pretax income from continuing operations plus fixed charges and capitalized interest. "Fixed charges" means interest (including capitalized interest), amortization of debt discount, premium and expense, preferred stock dividend requirements of majority owned subsidiary, and such portion of rental expense as can be demonstrated to be representative of the interest factor in the particular case. The pro forma ratio of earnings to fixed charges should include incremental interest expense as a result of the offering of the notes or other debt securities.

Not Applicable

Last Fiscal Year
Actual Pro Forma
Minimum Maximum

"Earnings" = $0.00
"Fixed Charges" $0.00
If no earnings
show "Fixed Charges" only $0.00

Note: Care should be exercised in interpreting the significance of the ratio of earnings to fixed charges as a measure of the "coverage" of debt service, as the existence of earnings does not necessarily mean that the Company's liquidity at any given time will permit payment of debt service requirements to be timely made. See Question Nos. 11 and 12. See also the Financial Statements and especially the Statement of Cash Flows.

18. If securities are Preference or Preferred stock:
Are unpaid dividends cumulative? [ ] Yes [ ] No
Are securities callable? [ ] Yes [ ] No
Explain:

Not Applicable

Note: Attach to this Offering Circular copies or a summary of the charter, bylaw or contractual provision or document that gives rise to the rights of holders of Preferred or Preference Stock, notes or other securities being offered.

Not Applicable

19. If securities are capital stock of any type, indicate restrictions on dividends under loan or other financing arrangements or otherwise:

Not Applicable

20. Current amount of assets available for payment of dividends if deficit must be first made up, show deficit in parenthesis): $0.00

PLAN OF DISTRIBUTION
21. The selling agents (that is, the persons selling the securities as agent for the Company for a commission or other compensation) in this offering are:

No selling agents have been contracted at the initial time of the filing of this prospectus.

22. Describe any compensation to selling agents or finders, including cash, securities, contracts or other consideration, in addition to the cash commission set forth as a percent of the offering price on the cover page of this Offering Circular.

Also indicate whether the Company will indemnify the selling agents or finders against liabilities under the securities laws. ("Finders" are persons who for compensation act as intermediaries in obtaining selling agents or otherwise making introductions in furtherance of this offering.)

It is anticipated that an overall fee/commission will be no greater than 10%

23. Describe any material relationships between any of the selling agents or finders and the Company or its management. Note: After reviewing the amount of compensation to the selling agents or finders for selling the securities, and the nature of any relationship between the selling agents or finders and the Company, a potential investor should assess the extent to which it may be inappropriate to rely upon any recommendation by the selling agents or finders to buy the securities.

Not applicable at this time.

24. If this offering is not being made through selling agents, the names of persons at the Company through which this

Not applicable at this time.

25. If this offering is limited to a special group, such as employees of the Company, or is limited to a certain number of individuals (as required to qualify under Subchapter S of the Internal Revenue Code) or is subject to any other limitations, describe the limitations and any restrictions on resale that apply:

Not Applicable

Will the certificates bear a legend notifying holders of such restrictions? [ ] Yes[ ] No

Not Applicable

26. (a) Name, address and telephone number of independent bank or savings and loan association or other similar depository institution acting as escrow agent if proceeds are escrowed until minimum proceeds are raised:

No minimum and no escrow.

(b) Date at which funds will be returned by escrow agent if minimum proceeds are not raised:

Not Applicable

Will interest on proceeds during escrow period be paid to investors? [ ] Yes[X] No

27. Explain the nature of any resale restrictions on presently outstanding shares, and when those restrictions will terminate, if this can be determined:

Not Applicable

Note: Equity investors should be aware that unless the Company is able to complete a further public offering or the Company is able to be sold for cash or merged with a public company that their investment in the Company may be illiquid indefinitely.

DIVIDENDS, DISTRIBUTIONS AND REDEMPTIONS

28. If the Company has within the last five years paid dividends, made distributions upon its stock or redeemed any securities, explain how much and when:

Not Applicable

OFFICERS AND KEY PERSONNEL OF THE COMPANY

29. Chief Executive Officer: Title:

Stephen F. McKernan; Age; 53
Office Street Address: Telephone Number:
7473 West Lake Mead Blvd.,Suite 100, Las Vegas, Nevada, 89128; Telephone (905) 773-7462

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.
Education (degrees, schools, and dates):

President and CEO & Director of Entertainment Royalty Corporation Inc. from 2004 until the present.
President and CEO of Royalty Entertainment Inc. an entertainment content development company from 1996 until 2003.
Bachelor of Arts degree 1976.

Mr. McKernan through his company Le Fete Inc. acquired Superior Holdings Inc. a Turks and Cacios Corporation during May of 2003. The company acquired the International Licensing rights to two theatrical stage musicals entitled; *Medea The Contemporary Musical* and the *The Elephant Man*

Mr. McKernan has been actively involved in the business of developing, writing and producing live theatre since 1986. Mr. McKernan has produced several theatrical productions in Toronto and across the United States, including from 1988 to 1989, productions of "Sleuth" starring Patrick Macnee, Stacy Keach and Maxwell Caulfield.

Mr. McKernan is a music, lyric, and book writer of musicals and also a writer of screenplays for feature films. He has written the music, lyrics, and book to *Medea The Contemporary Musical* as well as the story and the book to the musical of *The Elephant Man.* He has also written the story and screenplay for the film version of this musical under the working title of *Beyond A Dream.*

Also a Director of the Company [x] Yes [ ] No
Indicate amount of time to be spent on Company matters if less than full time: Full Time.

30. Chief Operating Officer: Title:
Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.
Education (degrees, schools, and dates):
Also a Director of the Company [ ] Yes [ ] No
Indicate amount of time to be spent on Company matters if less than full time: Approximately 20 hours per month.

Not Applicable at this time. There is not COO employed by the Company at this time.

31. Chief Financial Officer: Title:
Chief Financial Officer
Bernard Faibish, CMA
Age: 70
Office Address: 5 Robingrove Road, North York, Ontario Canada, M2R 2Z6

Mr. Faibish is a Certified Management Accountant having obtained his degree from The Society of Management Accountants of Ontario in 1976. He has been in private practice for over 30 years with his breadth of business disciplines in Management Accounting, Corporate Finance, Strategic Management, Corporate and Individual Taxation, Management Consulting, and Mergers and Acquisitions.

His clients consist of private small and medium businesses, high net worth individuals, partnerships both limited and general, sole proprietorship and entrepreneurs. His practice has a high degree of taxation work both Federal and Provincial. He represents clients both personal and corporate before the Tax Court of Canada and has appeared before the CCRA (Canada Customs and Revenue Agency) on many occasions appealing various rulings set out by CCRA.

Other duties Mr. Faibish has performed over the last five years for his clients include, company purchases and sales, corporate reorganizations and restructuring strategies, management strategy, consulting on capital raising of both debt and equity, management buy-outs and buy-ins, and overall effective corporate and individual financial decision making.

Also a Director of the Company? Yes

32. Other Key Personnel:
No others at this time.

INSTRUCTION: The term "Chief Executive Officer" means the officer of the Company who has been delegated final authority by the board of directors to direct all aspects of the Company's affairs. The term "Chief Operating Officer" means the officer in charge of the actual day-to-day operations of the Company's business. The term "Chief Financial Officer" means the officer having accounting skills who is primarily in charge of assuring that the Company's financial books and records are properly kept and maintained and financial statements prepared.
The term "key personnel" means persons such as vice presidents, production managers, sales managers, or research scientists and similar persons, who are not included above, but who make or are expected to make significant contributions to the business of the Company, whether as employees, independent contractors, consultants or otherwise.

DIRECTORS OF THE COMPANY

33. Number of Directors: Two.

If Directors are not elected annually, or are elected under a voting trust or other arrangement, explain:
Not Applicable.

34. Information concerning outside or other Directors (i.e. those not described above):
Not Applicable

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities. Education (degrees, schools, and dates):
Not Applicable

35. (a) Have any of the Officers or Directors ever worked for or managed a company (including a separate subsidiary or division of a larger enterprise) in the same business as the Company?
[x] Yes [] No Explain:
Superior Holdings Inc. first acquired the licensing rights to the Works. Mr. McKernan owned that company prior to forming ERC Nevada.

(b) If any of the Officers, Directors or other key personnel have ever worked for or managed a company in the same business or industry as the Company or in a related business or industry, describe what precautions, if any, (including the obtaining of releases or consents from prior employers) have been taken to preclude claims by prior employers for conversion or theft of trade secrets, know-how or other proprietary information.
Not applicable.

(c) If the Company has never conducted operations or is otherwise in the development stage, indicate whether any of the Officers or Directors has ever managed any other company in the start-up or development stage and describe the circumstances, including relevant dates.

Stephen F. McKernan has been a producer in the entertainment business for many years. He produced theatrical productions starting in 1986. Since the mid 90's Mr. McKernan has been involved in the development of entertainment content with an emphasis in the sector of theatrical stage musicals and feature films.

(d) If any of the Company's key personnel are not employees but are consultants or other independent contractors, state the details of their engagement by the Company.

Stephen F. McKernan is the principal of La Fete Inc. who provide management services to the company under a contract. Mr. Faibish is also contracted under a Management Agreement.

(e) If the Company has key man life insurance policies on any of its Officers, Directors or key personnel, explain, including the names of the persons insured, the amount of insurance, whether the insurance proceeds are payable to the Company and whether there are arrangements that require the proceeds to be used to redeem securities or pay benefits to the estate of the insured person or a surviving spouse.

No Insurance policies are in place at this time on any company person.

36. If a petition under the Bankruptcy Act or any State insolvency law was filed by or against the Company or its Officers, Directors or other key personnel, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of any such persons, or any partnership in which any of such persons was a general partner at or within the past five years, or any corporation or business association of which any such person was an executive officer at or within the past five years, set forth below the name of such persons, and the nature and date of such actions.

Not applicable to the Company, Officers and or Directors;

Note: After reviewing the information concerning the background of the Company's Officers, Directors and other key personnel, potential investors should consider whether or not these persons have adequate background and experience to develop and operate this Company and to make it successful. In this regard, the experience and ability of management are often considered the most significant factors in the success of a business.

PRINCIPAL STOCKHOLDERS

37. Principal owners of the Company (those who beneficially own directly or indirectly 10% or more of the common and preferred stock presently outstanding) starting with the largest common stockholder. Include separately all common stock issuable upon conversion of convertible securities (identifying them by asterisk) and show average price per share as if conversion has occurred. Indicate by footnote if the price paid was for a consideration other than cash and the nature of any such consideration.

Common Shares Issued and Outstanding as of August 31, 2007; 16,552,994

No. of Shares: La Fete Inc. 13,796,267 Common Shares

Average No. of Shares After Offering if Class of Shares: 13,796,267

Price Per Share Now Held: $0.015

% of Total All Securities Sold: (Common Stock) 83.34%

% of Total: (Common Stock) 83.34%

Royalty Entertainment Inc. ("REI") 1,800,000 Common Shares (La Fete Inc. owns 24% of REI)

Average No. of Shares After Offering if Class of Shares: 1,800,000

Price Per Share Now Held: $0.10

% of Total All Securities Sold: (Common Stock) 10.87%

% of Total: (Common Stock) 10.87%

Preferred Shares 15,522,253

*** Preferred Shares; Series I Preferred: Beyond A Dream LLC 15,000,000**

Average No. of Shares After Offering if Class of Shares: 15,000,000

Price Per Share Now Held: $0.001

% of Total All Securities Sold: (Preferred Stock) 9.66%

% of Total: (Preferred Stock) 9.66%

*** Are convertible at a rate of 1:1 for common shares on a pro rata basis if the LLC capitalizes its productions.**

*** Average price per share as if conversion has occurred; $0.001**

*** Preferred Shares; Series II ; La Fete Inc. 173,237**

Average No. of Shares After Offering if Class of Shares: 173,237

Price Per Share Now Held: $8.00

% of Total All Securities Sold: (Preferred Stock) 1.11%

% of Total: (Preferred Stock) 1.11%

*** Convertible for common shares of the Company at a rate of 1:1.**

*** Average price per share as if conversion has occurred; $8.00**

Preferred Shares Series III ; Royalty Entertainment Inc. 349,016

Average No. of Shares After Offering if Class of Shares: 349,016

Price Per Share Now Held: $8.00

% of Total All Securities Sold: (Preferred Stock) 2.24%

% of Total: (Preferred Stock) 2.24%

*** Convertible for common shares of the Company at a rate of 1:1.**

*** Average price per share as if conversion has occurred; $8.00**

38. Number of shares beneficially owned by Officers and Directors as a group:

La Fete Inc. (beneficially owned by Stephen F. McKernan) 14,228,267

Bernard Faibish; Director & CFO 147,000

Total Officers & Directors 14,375,267

Before offering: 14,375,267 Common Shares (86.84 % of total outstanding Common Shares)

After offering: a) Assuming 0.00 minimum securities sold: 14,375,267 Common Shares (86.84 % of total outstanding Common Shares)

b) Assuming 312,500 maximum securities sold: 14,375,267 Common Shares (44.38% of total outstanding Common Shares)

Assuming all convertible Preferred Shares are converted the total issued and outstanding Common Shares would total 32,387,747

INSTRUCTION: If shares are held by family members, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the shares (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." An explanation of these circumstances should be set forth in a footnote to the "Number of Shares Now Held."

Not Applicable

MANAGEMENT RELATIONSHIPS, TRANSACTIONS AND REMUNERATION

39. (a) If any of the Officers, Directors, key personnel or principal stockholders are related by blood or marriage, please describe.

Not Applicable

(b) If the Company has made loans to or is doing business with any of its Officers, Directors, key personnel or 10% stockholders, or any of their relatives (or any entity controlled directly or indirectly by any such persons) within the last two years, or proposes to do so within the future, explain. (This includes sales or lease of goods, property or services to or from the Company, employment or stock purchase contracts, etc.) State the principal terms of any significant loans, agreements, leases, financing or other arrangements.

Not Applicable

(c) If any of the Company's Officers, Directors, key personnel or 10% stockholders has guaranteed or co-signed any of the Company's bank debt or other obligations, including any indebtedness to be retired from the proceeds of this offering, explain and state the amounts involved.

Not Applicable

40. (a) List all remuneration by the Company to Officers, Directors and key personnel for the last fiscal year:
Cash Other

Other:
Chief Executive Officer $399,300
Chief Financial Officer $30,000
Total: $429,300

Directors as a group (number of persons 2) $0.00 (both Directors are the CEO & CFO and paid for those services.

(b) If remuneration is expected to change or has been unpaid in prior years, explain:

No Cash remuneration has been paid to the CEO. As of May 31, 2007 La Fete Inc. converted all outstanding management fees owed of $1,385,897 to Series II Preferred Shares. As of August 31, 2007 La Fete Inc. (Stephen F. McKernan) was owed management fees of $99,825

CFO has unpaid fees as of August 31 2007 of $86,266

(c) If any employment agreements exist or are contemplated, describe:

The CEO has been contracted through La Fete Inc. under a Management Agreement. The Management Agreement calls for an monthly payment amount of $33,275 with a 10% increase per annum.

The CFO has been contracted to be paid $125 per hour as required. Once the Company is sufficiently capitalized, this contract will be changed to reflect an increase due to increased work load for the Company.

41. (a) Number of shares subject to issuance under presently outstanding stock purchase agreements, stock options,

warrants or rights: shares (_______ % of total shares to be outstanding after the completion of the offering if all securities sold, assuming exercise of options and conversion of convertible securities). Indicate which have been approved by shareholders. State the expiration dates, exercise prices and other basic terms for these securities:

No outstanding stock purchase agreements, stock options, warrants or rights at the present time.

(b) Number of common shares subject to issuance under existing stock purchase or option plans but not yet covered by outstanding purchase agreements, options or warrants: _______ shares.

No outstanding stock purchase agreements, stock options, warrants or rights at the present time.

(c) Describe the extent to which future stock purchase agreements, stock options, warrants or rights must be approved by shareholders.

Not Applicable.

42. If the business is highly dependent on the services of certain key personnel, describe any arrangements to assure that these persons will remain with the Company and not compete upon any termination:

There are currently no non-compete or non-circumvent agreements with any of the management of the Company.

Note: After reviewing the above, potential investors should consider whether or not the compensation to management and other key personnel directly or indirectly, is reasonable in view of the present stage of the Company's development.

INSTRUCTION: For purposes of Question 39(b), a person directly or indirectly controls an entity if he is part of the group that directs or is able to direct the entity's activities or affairs. A person is typically a member of a control group if he is an officer, director, general partner, trustee or beneficial owner of a 10% or greater interest in the entity. In Question 40, the term "Cash" should indicate salary, bonus, consulting fees, non-accountable expense accounts and the like. The column captioned "Other" should include the value of any options or securities given, any annuity, pension or retirement benefits, bonus or profit-sharing plans, and personal benefits (club memberships, company cars, insurance benefits not generally available to employees, etc.). The nature of these benefits should be explained in a footnote to this column.

LITIGATION

43. Describe any past, pending or threatened litigation or administrative action which has had or may have a material effect upon the Company's business, financial condition, or operations, including any litigation or action involving the Company's Officers, Directors or other key personnel. State the names of the principal parties, the nature and current status of the matters, and amounts involved. Give an evaluation by management or counsel, to the extent feasible, of the merits of the proceedings or litigation and the potential impact on the Company's business, financial condition, or operations.

The Company and or its Officers and Directors are not party to any Litigation.

FEDERAL TAX ASPECTS

44. If the Company is an S corporation under the Internal Revenue Code of 1986, and it is anticipated that any significant tax benefits will be available to investors in this offering, indicate the nature and amount of such anticipated tax benefits and the material risks of their disallowance. Also, state the name, address and telephone number of any tax advisor that has passed upon these tax benefits. Attach any opinion or description of the tax consequences of an investment in the securities by the tax advisor.

Name of Tax Advisor: ______________________________

Address: ______________________________

Telephone No. ( )____ - ____________

Note: Potential investors are encouraged to have their own personal tax consultant contact the tax advisor to review details of the tax benefits and the extent that the benefits would be available and advantageous to the particular investor.

The Company has not contracted any Tax Advisor at this time.

MISCELLANEOUS FACTORS

45. Describe any other material factors, either adverse or favorable, that will or could affect the Company or its business (for example, discuss any defaults under major contracts, any breach of bylaw provisions, etc.) or which are necessary to make any other information in this Offering Circular not misleading or incomplete.

Not Applicable.

FINANCIAL STATEMENTS

46. Provide the financial statements required by Part F/S of this Offering Circular section of Form 1-A.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF CERTAIN RELEVANT FACTORS

47. If the Company's financial statements show losses from operations, explain the causes underlying these losses and what steps the Company has taken or is taking to address these causes.

The losses are a result of the accrual of Management Fees, Professional fees, Interest expense and Sundry expense. The Company is a development stage company and when the Company begins to license the rights it holds there will be revenue received to meet the financial obligations of the Company.

48. Describe any trends in the Company's historical operating results. Indicate any changes now occurring in the underlying economics of the industry or the Company's business which, in the opinion of Management, will have a significant impact (either favorable or adverse) upon the Company's results of operations within the next 12 months, and give a rough estimate of the probable extent of the impact, if possible.

Once the Company is capitalized following this issue and sale of common stock, it will have the working capital to pursue licensing opportunities.

49. If the Company sells a product or products and has had significant sales during its last fiscal year, state the existing gross margin (net sales less cost of such sales as presented in accordance with generally accepted accounting principles) as a percentage of sales for the last fiscal year: ______ %. What is the anticipated gross margin for next year of operations?

Not Applicable. All license agreements are negotiated on a case by case basis.

Approximately ______ %. If this is expected to change, explain. Also, if reasonably current gross margin figures are available for the industry, indicate these figures and the source or sources from which they are obtained.

Not Applicable. All license agreements are negotiated on a case by case basis.

50. Foreign sales as a percent of total sales for last fiscal year: ______ %. Domestic government sales as a percent of total domestic sales for last fiscal year: ______ %. Explain the nature of these sales, including any anticipated changes:

Not Applicable

Part F/S

The following financial statements of the issuer, or the issuer and its predecessors or any businesses to which the issuer is a successor shall be filed as part of the offering statement and included in the offering circular which is distributed to investors. Such financial statements shall be prepared in accordance with generally accepted accounting principles (GAAP) in the United States. If the issuer is a Canadian company, a reconciliation to GAAP in the United States shall be filed as part of the financial statements.

Issuers which have audited financial statements because they prepare them for other purposes, shall provide them.

ENTERTAINMENT ROYALTY CORPORATION, INC.
(A Development Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2007 and August 31, 2006

REPORT OF BERNARD FAIBISH & ASSOCIATES

The Board of Directors and Shareholders
Entertainment Royalty Corporation, Inc.

I have prepared the accompanying consolidated balance sheet of Entertainment Royalty Corporation, Inc. (a development stage company) as of August 31, 2007 with comparative figures for August 31, 2006 and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for the years ended August 31, 2007 with comparative figures for August 31, 2006, and the cumulative period of development stage activity (June 1, 2004 through August 31, 2007). These consolidated financial statements are the responsibility of the Company's management.

The preparation of the consolidated financial statements consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit prepared in accordance with the standards of the Public Company Accounting Oversight Board, the objective of which is the expression of an opinion regarding the financial statements taken as a whole.

Accordingly, I do no express such an opinion.

Based on my preparation of the consolidated financial statements, I am not aware of any material modifications that should be made to the accompanying consolidated financial statements referred to above for them to be in conformity with accounting principles generally accepted in the United States of America.

Bernard Faibish & Associates
North York, Ontario, Canada



October 15, 2007

ENTERTAINMENT ROYALTY CORPORATION, INC.
(A Development Stage Company)

Consolidated Balance Sheet
As at August 31, 2007
(With comparative figures for 2006)

ASSETS

		2007		2006
Current assets				
Cash	$	2,032	$	378
Other assets				
Grand licensing rights (Note 1)		4,500,000		4,500,000
Option – "Beyond A Dream LLC" (Note 10)		15,000		-
		4,515,000		4,500,000
		4,517,032		4,500,378

LIABILITIES AND STOCKHOLDERS' EQUITY

		2007		2006
Current liabilities				
Demand note payable – affiliate (Note 2)		9,655		9,205
Accounts payable – affiliate (Note 11)		99,825		1,092,825
Accounts payable – officer		86,266		56,266
Accrued expenses – affiliate (Note 3) (Note 11)		-		176,091
Advances from affiliate (Note 5)		21,600		5,942
Accrued expenses – other		121		-
Accrued interest expense – affiliate (Note 11) (Note 12)		104,451		-
		321,918		1,340,329
Long term debt – affiliate (Note 3) (Note 12)		-		2,262,141
Convertible note payable (Note 3) (Note 10)		10,000		-
		10,000		2,262,141
Stockholders' equity				
Common stock (Note 7)		248,297		248,297
Additional paid in capital (Note 7)		2,370,755		2,370,755
Preferred stock-Series I (Note 10)		15,000		-
Preferred stock-Series II (Note 11)		1,385,897		-
Preferred stock-Series III (Note 12)		2,792,129		-
Accumulated deficit		(2,626,964)		(1,721,144)
		4,185,114		897,908
	$	4,517,032	$	4,500,378

See accompanying notes and accountants' report

ENTERTAINMENT ROYALTY CORPORATION, INC.
(A Development Stage Company)

Consolidated Statement of Operations
For the year ended August 31, 2007
(With comparative figures for 2006)

	2007	2006
Revenue	nil	nil
Expenses		
Administrative expenses		
Management fees – affiliate	399,300	372,075
Management fees – officer	30,000	30,000
Professional fees	12,403	-
Rent	4,909	4,083
Foreign exchange gain	(108,119)	-
Miscellaneous	298	327
Total administrative expenses	338,791	406,485
Loss from operations	(338,791)	(406,485)
Interest expense	239,572	180,000
Loss before income taxes	(578,363)	(586,485)
Provision for income taxes (Note 5)	nil	nil
Net Loss	(578,363)	(586,485)
Basic loss per share	$0.04	$0.04

See accompanying notes and accountants' report

ENTERTAINMENT ROYALTY CORPORATION, INC.
(A Development Stage Company)
Consolidated Statement of Changes in Stockholders' Equity
For the cumulative period of Development Stage Activity
June 1, 2004 through August 31, 2007

	Preferred/ Common Stock	Capital in Excess of Par Value	Accumulated Deficit	Accumulated Comprehensive Loss	Total
Balance at June 1, 2004	nil	nil	nil	nil	nil
Net loss			($105,451)		($105,451)
Issuance of Common Stock	247,836	2,137,469			2,385,305
Reverse Stock Split					nil
Balance at September 1, 2004	247,836	2,137,469	(105,451)		2,279,854
Net loss			(565,834)		(565,834)
Foreign Currency Translation				(305,070)	(305,070)
Issuance of Common Stock	461	233,286			233,747
Balance at August 31, 2005	248,297	2,370,755	(671,285)	(305,070)	1,642,697
Net loss			(586,485)		(586,485)

ENTERTAINMENT ROYALTY CORPORATION, INC.
(A Development Stage Company)
Consolidated Statement of Changes in Stockholders' Equity
For the cumulative period of Development Stage Activity
June 1, 2004 through August 31, 2007
Continued......

Foreign Currency Translation				(158,304)	(158,304)
Balance at August 31, 2006	248,297	2,370,755	(1,257,770)	(463,374)	897,908
Net loss			(578,363)		(578,363)
Issuance of Preferred Stock - Series I	15,000				15,000
Issuance of Preferred Stock - Series II	1,385,897				1,385,897
Issuance of Preferred Stock -Series III	2,792,129				2,792,129
Foreign Currency Translation				(327,457)	(327,457)
Balance at August 31, 2007	**4,441,323**	**2,370,755**	**(1,836,133)**	**(790,831)**	**4,185,114**

See accompanying notes and accountants' report

ENTERTAINMENT ROYALTY CORPORATION, INC.
(A Development Stage Company)

Consolidated Statement of Cash Flow
For the year ended August 31, 2007
(With comparative figures for 2006)

	2007	2006
Cash flows from operating activities		
Net loss	(578,363)	(586,485)
Adjustments to reconcile net loss To net cash flows from operating Activities		
Foreign currency loss (gain)	450	(345)
Accounts payable – affiliate	(993,000)	372,075
Accounts payable – officer	30,000	26,950
Accounts payable – other	-	(5,635)
Accrued expenses – affiliate	(71,640)	148,000
Advances from affiliate	15,658	1,642
Accrued expenses – other	121	-
Net cash flows from Operating activities	(1,596,774)	(43,798)
Cash flows from Financing activities		
Proceeds – demand note	-	9,205
Proceeds – convertible note	10,000	-
Cash flows from Financing activities	10,000	9,205

ENTERTAINMENT ROYALTY CORPORATION, INC.
(A Development Stage Company)
Consolidated Statement of Cash Flow
For the year ended August 31, 2007
(With comparative figures for 2006)
Continued……

Non cash financing activities

Option – "Beyond A Dream LLC"	(15,000)	-
Issuance of Preferred stock – Series I	15,000	-
Retirement of long term debt	(2,262,141)	-
Issuance of Preferred stock – Series III	2,792,129	-
Issuance of Preferred stock – Series II	1,385,897	-
Comprehensive losses	(327,457)	-
Non cash financing activities	1,588,428	-
Net Increase (decrease) in cash	1,654	(34,593)
Cash – beginning	378	34,971
Cash – ending	2,032	378

See accompanying notes and accountants' report

ENTERTAINMENT ROYALTY CORPORATION, INC.
(A Development Stage Company)
Notes to the Consolidated Financial Statements

1. Summary of Significant Accounting Policies:

Nature of Business and Organization:

Entertainment Royalty Corporation, Inc. (the Company) was incorporated on August 30, 2004 in the State of Nevada.
The company's wholly owned subsidiary, Entertainment Royalty Corporation, Inc. was incorporated under the laws of the Turks & Caicos Islands.

The Company owns the grand licensing rights to two theatrical musicals titled, "Medea, the Contemporary Musical" and "The Elephant Man".

Principles of Consolidation:

The accompanying consolidated financial statements include the accounts of the company and its wholly owned subsidiary. All significant inter-company accounts and transactions have been eliminated.

Foreign Currency Translation:

The company translates the assets and liabilities held in Canadian dollars at the year end exchange rate; income statement amounts are converted at the average rate of exchange for the year. Translation gains and losses are included as a separate component of stockholders' equity as accumulated comprehensive income or (losses).

Intangible Assets:

The purchase of the grand licensing rights to the two musicals has been recorded at cost. The rights were purchased for a $1.8 million note payable and $2.7 million in common stock of the Company from Royalty Entertainment Inc. (REI), a company related by common management. These rights will be amortized over the period of time the assets are expected to contribute to the Company's significant future cash flows, which is not expected to exceed 7 years.

Management is of the opinion, based on information obtained from an independent third party valuation of the grand licensing rights, that there is not impairment of value of these rights.

ENTERTAINMENT ROYALTY CORPORATION, INC
(A Development Stage Company)
Notes to the Consolidated Financial Statements
Continued....

In addition, the Company was granted an "option" from "Beyond A Dream LLC" to acquire all of the future cash flows accruing from a series of films and theatrical musicals on April 19, 2007. The terms of the granting of the "option" are that the Company issued 15,000,000 Preferred shares – Series I for a total consideration of $15,000 which shares are convertible at the rate of 1:1 for common shares of the Company as the LLC capitalizes the various productions.

Management is of the opinion that this particular asset has a nominal value and is not considered to be material.

Income Taxes:

The provision for income taxes is based on pretax financial accounting income. Deferred assets and liabilities are recognized for the expected future tax consequences of temporary differences between the tax and financial statement basis of assets and liabilities.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Going Concern:

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern.

As shown in the financial statements, the Company incurred net losses of $578,363 and $586,485 for 2007 and 2006, respectively. At August 31, 2007, current liabilities exceed current assets by $319,886. These factors raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts and classification of liabilities that might be necessary in the event the Company cannot continue in existence.

ENTERTAINMENT ROYALTY CORPORATION, INC.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
Continued.....

2. Demand Note – Affiliate

The Company has a demand note payable to a company related by common management in the amount of $9,655 ($10,200 Canadian dollars). This note is non-interest bearing.

3. Long Term Debt

The Company was liable on an unsecured note payable in the amount of $1.8 million due to Royalty Entertainment Inc. (REI). The note bore an interest rate of 10% per annum, simple interest.

The Company issued 349,016 Preferred Shares – Series III on May 31, 2007 in lieu of a debt of $2,792,129 inclusive of accrued interest ($565,000) and foreign exchange differences ($427,129) owed by the Company to REI – an affiliated company for the grand licensing rights. The Preferred Shares – Series III are interest bearing at the rate of 10% simple interest per annum commencing June 1, 2007. The Preferred Shares – Series III are voting shares at the rate of one vote per share, non-participating, non-redeemable and are cumulative insofar as the accrual of interest.

The Company is liable for a convertible note payable of $10,000 in an arm's length transaction. The convertible note payable bears simple interest at the rate of 12% per annum and is due June 30, 2009.

The convertible note payable of $10,000 plus accrued interest is convertible to common shares of the Company at the rate of $8 per common share at any time up to and including the maturity date of the note.

ENTERTAINMENT ROYALTY CORPORATION, INC.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
Continued….

4. Income Taxes:

	2007	2006
Current provision (benefit)		
Federal	nil	nil
State	nil	nil
Deferred provision (benefit)		
Federal	($196,640)	($199,400)
State	nil	nil
Valuation allowance Adjustment	196,640	199,400
	Nil	nil

The Company's effective tax rate varies from the federal statutory income tax rate primarily as a result of unrecognized loss carry forward benefits.

Deferred income taxes on the balance sheets at August 31, 2007 and 2006 are as follows:

	2007	2006
Assets	2007 - $645,640	2006 - $449,000
Liabilities	2007 - nil	2006 - nil
Valuation allowance	2007 - ($645,640)	2006 – ($449,000)

Realization of the deferred tax asset is dependent on generating sufficient taxable income at the time temporary differences become deductible. The Company provides a valuation allowance to the extent that deferred tax assets may not be realized. The amount of the deferred tax asset considered to be realizable could be reduced.

At August 31, 2007, the Company has net operating loss carry forwards for the income tax reporting purposes of approximately $1,766,900. These carry forwards may be used to offset future taxable income, and expire in varying amounts in future years.

ENTERTAINMENT ROYALTY CORPORATION, INC.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
Continued.....

5. Related Party Transactions:

The Company conducts transactions with three affiliated companies. The companies are all related through common management. Significant related party transactions include:

	2007	2006
Demand note payable – Melott	$ 9,655	$ 9,205
Management fees – La Fete Inc.	99,825	1,092,825
Accrued interest to REI	nil	176,091
Advance from REI	21,600	5,942
Note payable to REI	nil	2,262,141
Accrued interest – Preferred shares (La Fete Inc. and REI)	104,451	nil

6. Prior Period Adjustment:

Stockholders' equity as of August 31, 2004 has been adjusted to correct an error in accounting for the purchase of 100% of the shares of the Company's subsidiary. This error had no effect on income during 2007 and 2006.

7. Common Stock:

At incorporation, the Company was authorized to issue 1,000,000,000 shares of common stock with a par value of $0.001. At August 2005, the total shares outstanding were 248,294,915 common shares. On October 4, 2005, the Company declared a 15:1 reverse stock split with a new par value of $0.015 per common share. Total common shares outstanding at August 31, 2007 were 16,552,994.

Of the common shares outstanding at August 31, 2007, 14,666,667 common shares were exchanged for shares in a subsidiary company and 43,000 common shares were exchanged for services. The majority shareholder, La Fete Inc. owns 13,796,267 of the outstanding common shares of the Company as at August 31, 2007.

Stephen F. McKernan is the beneficial owner of La Fete Inc.

ENTERTAINMENT ROYALTY CORPORATION, INC.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
Continued.....

8. Earnings Per Common Share:

Basic net income (loss) per common share is computed on the basis of the weighted-average number of common shares outstanding for the periods. Basic and diluted earnings per common share were determined as follows:

Net income (loss)	2007 – ($578,363)	2006 – ($586,485).
Weighted-average shares	2007 – 16,529,901	2006 – 16,529,901
Basic and diluted earnings Per Common share	2007 – (0.04)	2006 – (0.04)

9. Cash Flow Information:

Net cash flows from operating activities reflect cash payments of interest for the years ended August 31, 2007 and August 31, 2006 amounted to $0 and $32,000, respectively.

10. Options:

The Company was granted an "option" from "Beyond A Dream LLC" to acquire all of the future cash flow accruing from a series of films and theatrical musicals on April 19, 2007. As consideration of the granting of the "option" by "Beyond A Dream LLC", the Company issued 15,000,000 Preferred Shares – Series I for a total consideration of $15,000 to the LLC. The Preferred Shares – Series I are convertible at the rate of 1:1 for common shares of the Company on a pro rata basis as the LLC capitalizes the various productions. The Preferred Shares – Series I are non-voting, non-redeemable, non-participating and are non-interest bearing.

11. Conversion of Debt – Management Fees – La Fete Inc.

The Company issued 173,237 Preferred Shares – Series II on May 31, 2007 in lieu of a debt of $1,385,898 owing by the Company to La Fete Inc. for accrued management fees. The Preferred Shares – Series II are convertible at a rate of 1:1 for the common shares of the Company. The Preferred Shares – Series II are interest bearing at the rate of 10% simple interest per annum commencing June 1, 2007. The Preferred Shares – Series II are multiple voting shares at the rate of 200 votes per share, non-participating, non-redeemable and are cumulative as to the accrual of interest.

12. Conversion of Debt – Loan Payable, REI – Grand Licensing Rights:

The Company issued 349,016 Preferred Shares – Series III on May 31, 2007 to Royalty Entertainment Inc. (REI) in lieu of a debt of $2,792,129 owed by the Company to REI – an affiliated company for the Grand Licensing Rights for certain works and accrued interest. The Preferred Shares – Series III are convertible at the rate of 1:1 for the common shares of the Company. The Preferred Shares – Series III are interest bearing at the rate of 10% simple interest per annum commencing June 1, 2007. The Preferred Shares – Series III are voting shares at the rate of one vote per share, non-participating, non-redeemable and are cumulative as to the accrual of interest.

The Commission's Regulation S-X, 17 CFR 210.1 et seq. relating to the form, content of and requirements for financial statements shall not apply to the financial statements required by this part, except that if audited financial statements are filed, the qualifications and reports of an independent auditor shall comply with the requirements of Article 2 of Regulation S-X.

Issuers which are limited partnerships are required to also file the balance sheets of general partners: (1) if such general partner is a corporation, the balance sheet shall be as of the end of its most recently completed fiscal year; receivables from a parent or affiliate of such general partner (including notes receivable, but excluding trade receivables) should be deductions from shareholders equity of the general partner; where a parent or affiliate has committed to increase or maintain the general partner's capital, there shall also be filed the balance sheet of such parent or affiliate as of the end of its most recently completed fiscal year; (2) if such general partner is a partnership, its balance sheet as of the end of its most recently completed fiscal year; (3) if such general partner is a natural person, the net worth of such general partner(s) based on the estimated fair market value of their assets and liabilities, singly or in the aggregate shall be disclosed in the offering circular, and balance sheets of each of the individual general partners supporting such net worth shall be provided as supplemental information.

(1) **Balance Sheet** — as of a date within 90 days prior to filing the offering statement or such longer time, not exceeding 6 months, as the Commission may permit at the written request of the issuer upon a showing of good cause; for filings made after 90 days subsequent to the issuer's most recent fiscal year, the balance sheet shall be dated as of the end of the most recent fiscal year.

(2) **Statements of income, cash flows, and other stockholders equity** — for each of the 2 fiscal years preceding the date of the most recent balance sheet being filed, and for any interim period between the end of the most recent of such fiscal years and the date of the most recent balance sheet being filed, or for the period of the issuer's existence if less than the period above.

Income statements shall be accompanied by a statement that in the opinion of management all adjustments necessary for a fair statement of results for the interim period have been included. If all such adjustments are of a normal recurring nature, a statement to that effect shall be made. If otherwise, there shall be furnished as supplemental information and not as part of the offering statement, a letter describing in detail the nature and amount of any adjustments other than normal recurring adjustments entering into the determination of results shown.

(3) **Financial Statements of Businesses Acquired or to be Acquired.**

(a) Financial statements for the periods specified in (c) below should be furnished if any of the following conditions exist:

(i) Consummation of a significant business combination accounted for as a purchase has occurred or is probable (for purposes of this rule, the term "purchase" encompasses the purchase of an interest in a business accounted for by the equity method); or

(ii) Consummation of a significant business combination to be accounted for as a pooling is probable.

(b) A business combination shall be considered significant if a comparison of the most recent annual financial statements of the business acquired or to be acquired and the registrant's most recent annual consolidated financial statements filed at or prior to the date of acquisition indicates that the business would be a significant subsidiary pursuant to the conditions specified in Rule 405 of Regulation C, 17 CFR 230.405.

(c) (i) The financial statements shall be furnished for the periods up to the date of acquisition, for those periods for which the registrant is required to furnish financial statements.

(ii) These financial statements need not be audited.

(iii) The separate balance sheet of the acquired business is not required when the registrant's most recent balance sheet filed is for a date after the acquisition was consummated.

(iv) If none of the conditions in the definitions of significant subsidiary in Rule 405 exceeds 40%, income statements of the acquired business for only the most recent fiscal year and interim period need be filed, unless such statements are readily available.

(d) If consummation of more than one transaction has occurred or is probable, the tests of significance shall be made using the aggregate impact of the businesses and the required financial statements may be presented on a combined basis, if appropriate.

(e) This paragraph (3) shall not apply to a business which is totally held by the registrant prior to consummation of the transaction.

(4) Pro Forma Financial Information.

(a) Pro forma information shall be furnished if any of the following conditions exist (for purposes of this rule, the term "purchase" encompasses the purchase of an interest in a business accounted for by the equity method);

(i) During the most recent fiscal year or subsequent interim period for which a balance sheet of the registrant is required, a significant business combination accounted for as a purchase has occurred;

(ii) After the date of the registrant's most recent balance sheet, consummation of a significant business combination to be accounted for by either the purchase method or pooling of interests method of accounting has occurred or is probable.
(b) The provisions of paragraph (3)(b), (d) and (e) apply to this paragraph (4).
(c) Pro forma statements shall ordinarily be in columnar form showing condensed historical statements, pro forma adjustments, and the pro forma results and should include the following:
(i) If the transaction was consummated during the most recent fiscal year or in the subsequent interim period, pro forma statements of income reflecting the combined operations of the entities for the latest fiscal year and interim period, if any, or
(ii) If consummation of the transaction has occurred or is probable after the date of the most recent balance sheet, a pro forma balance sheet giving effect to the combination as of the date of the most recent balance sheet required by paragraph (b). For a purchase, pro forma statements of income reflecting the combined operations of the entities for the latest fiscal year and interim period, if any, and for a pooling of interests, pro forma statements of income for all periods for which income statements of the registrant are required.

PART III — EXHIBITS

Item 1. Index to Exhibits

(a) An index to the exhibits filed should be presented immediately following the cover page to Part III.
(b) Each exhibit should be listed in the exhibit index according to the number assigned to it under Item 2 below.
(c) The index to exhibits should identify the location of the exhibit under the sequential page numbering system for this Form 1-A.
(d) Where exhibits are incorporated by reference, the reference shall be made in the index of exhibits.
Instructions:
1. Any document or part thereof filed with the Commission pursuant to any Act administered by the Commission may, subject to the limitations of Rule 24 of the Commission's Rules of Practice, be incorporated by reference as an exhibit to any offering statement.
2. If any modification has occurred in the text of any document incorporated by reference since the filing thereof, the issuer shall file with the reference a statement containing the text of such modification and the date thereof.
3. Procedurally, the techniques specified in Rule 411(d) of Regulation C shall be followed.

Item 2. Description of Exhibits

As appropriate, the following documents should be filed as exhibits to the offering statement.
(1) *Underwriting Agreement* — Each underwriting contract or agreement with a principal underwriter or letter pursuant to which the securities are to be distributed; where the terms have yet to be finalized, proposed formats may be provided.
(2) *Charter and by-laws* — The charter and by-laws of the issuer or instruments corresponding thereto as presently in effect and any amendments thereto.
(3) *Instruments defining the rights of security holders* —
(a) All instruments defining the rights of any holder of the issuer's securities, including but not limited to (i) holders of equity or debt securities being issued; (ii) holders of long-term debt of the issuer, and of all subsidiaries for which consolidated or unconsolidated financial statements are required to be filed.
(b) The following instruments need not be filed if the issuer agrees to provide them to the Commission upon request: (i) instruments defining the rights of holders of long-term debt of the issuer and all of its subsidiaries for which consolidated financial statements are required to be filed if such debt is not being issued pursuant to this Regulation A offering and the total amount of such authorized issuance does not exceed 5% of the total assets of the issuer and its subsidiaries on a consolidated basis; (ii) any instrument with respect to a class of securities which is to be retired or redeemed prior to the issuance or upon delivery of the securities being issued pursuant to this Regulation A offering and appropriate steps have been taken to assure such retirement or redemption; and (iii) copies of instruments evidencing scrip certificates or fractions of shares.
(4) *Subscription agreement* — The form of any subscription agreement to be used in connection with the purchase of securities in this offering.
(5) *Voting trust agreement* — Any voting trust agreements and amendments thereto.
(6) *Material contracts*
(a) Every contract not made in the ordinary course of business which is material to the issuer and is to be performed in whole or in part at or after the filing of the offering statement or was entered into not more than 2 years before such filing. Only contracts need be filed as to which the issuer or subsidiary of the issuer is a party or has succeeded to a party by assumption or assignment or in which the issuer or such subsidiary has a beneficial

interest.
(b) If the contract is such as ordinarily accompanies the kind of business conducted by the issuer and its subsidiaries, it is made in the ordinary course of business and need not be filed unless it falls within one or more of the following categories, in which case it should be filed except where immaterial in amount or significance: (i) any contract to which directors, officers, promoters, voting trustees, security holders named in the offering statement, or underwriters are parties except where the contract merely involves the purchase or sale of current assets having a determinable market price, at such market price; (ii) any contract upon which the issuer's business is substantially dependent, as in the case of continuing contracts to sell the major part of the issuer's products or services or to purchase the major part of the issuer's requirements of goods, services or raw materials or any franchise or license or other agreement to use a patent, formula, trade secret, process or trade name upon which the issuer's business depends to a material extent; (iii) any contract calling for the acquisition or sale of any property, plant or equipment for a consideration exceeding 15% of such fixed assets of the issuer on a consolidated basis; or (iv) any material lease under which a part of the property described in the offering statement is held by the issuer.
(c) Any management contract or any compensatory plan, contract or arrangement including but not limited to plans relating to options, warrants or rights, pension, retirement or deferred compensation or bonus, incentive or profit sharing (or if not set forth in any formal document, a written description thereof) shall be deemed material and shall be filed except for the following: (i) ordinary purchase and sales agency agreements; (ii) agreements with managers of stores in a chain organization or similar organization; (iii) contracts providing for labor or salesmen's bonuses or payments to a class of security holders, as such; (iv) any compensatory plan, contract or arrangement which pursuant to its terms is available to employees generally and which in operation provides for the same method of allocation of benefits between management and non-management participants.
(7) *Material foreign patents* — Each material foreign patent for an invention not covered by a United States patent. If a substantial part of the securities to be offered or if the proceeds therefrom have been or are to be used for the particular purposes of acquiring, developing or exploiting one or more material foreign patents or patent rights, furnish a list showing the number and a brief identification of each such patent or patent right.
(8) *Plan of acquisition, reorganization, arrangement, liquidation, or succession* — Any material plan of acquisition, disposition, reorganization, readjustment, succession, liquidation or arrangement and any amendments thereto described in the offering statement. Schedules (or similar attachments) to these exhibits shall not be filed unless such schedules contain information which is material to an investment decision and which is not otherwise disclosed in the agreement or the offering statement. The plan filed shall contain a list briefly identifying the contents of all omitted schedules, together with an agreement to furnish supplementally a copy of any omitted schedule to the Commission upon request.
(9) *Escrow agreements* — Any escrow agreement or similar arrangement which has been executed in connection with the Regulation A offering.
(10)*Consents* —
(a) Experts: The written consent of (i) any accountant, engineer, geologist, appraiser or any person whose profession gives authority to a statement made by them and who is named in the offering statement as having prepared or certified any part of the document or is named as having prepared or certified a report or evaluation whether or not for use in connection with the offering statement; (ii) the expert that authored any portion of a report quoted or summarized as such in the offering statement, expressly stating their consent to the use of such quotation or summary; (iii) any persons who are referenced as having reviewed or passed upon any information in the offering statement, and that such information is being included on the basis of their authority or in reliance upon their status as experts.
(b) Underwriters: A written consent and certification in the form which follows signed by each underwriter of the securities proposed to be offered. All underwriters may, with appropriate modifications, sign the same consent and certification or separate consents and certifications may be signed by any underwriter or group of underwriters.

Consent and Certification by Underwriter
1. The undersigned hereby consents to being named as underwriter in an offering statement filed with the Securities and Exchange Commission by [insert name of issuer] pursuant to Regulation A in connection with a proposed offering of [insert title of securities] to the public.

2. The undersigned hereby certifies that it furnished the statements and information set forth in the offering statement with respect to the undersigned, its directors and officers or partners, that such statements and information are accurate, complete and fully responsive to the requirements of Parts I, II and III of the

2. The undersigned hereby certifies that it furnished the statements and information set forth in the offering statement with respect to the undersigned, its directors and officers or partners, that such statements and information are accurate, complete and fully responsive to the requirements of Parts I, II and III of the Offering Statement thereto, and do not omit any information required to be stated therein with respect of any such persons, or necessary to make the statements and information therein with respect to any of them not misleading.

3. If Preliminary Offering Circulars are distributed, the undersigned hereby undertakes to keep an accurate and complete record of the name and address of each person furnished a Preliminary Offering Circular and, if such Preliminary Offering Circular is inaccurate or inadequate in any material respect, to furnish a revised Preliminary Offering Circular or a Final Offering Circular to all persons to whom the securities are to be sold at least 48 hours prior to the mailing of any confirmation of sale to such persons, or to send such a circular to such persons under circumstances that it would normally be received by them 48 hours prior to their receipt of confirmation of the sale.

____

(Underwriter)

By ____

Date ___/___/___

(d) All written consents shall be dated and manually signed.

(11) *Opinion re legality* — An opinion of counsel as to the legality of the securities covered by the Offering Statement, indicating whether they will when sold, be legally issued, fully paid and non-assessable, and if debt securities, whether they will be binding obligations of the issuer.

(12) *Sales Material* — Any material required to be filed by virtue of Rule 256.

(13) *"Test the Water" Material* — Any written document or broadcast script used under the authorization of Rule 254.

(14) *Appointment of Agent for Service of Process* — A Canadian issuer shall provide Form F-X.

(15) *Additional exhibits* — Any additional exhibits which the issuer may wish to file, which shall be so marked as to indicate clearly the subject matters to which they refer.

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Toronto, in the Province of Ontario, on October 24, 2007, 2007.

(Issuer)
Entertainment Royalty Corporation Inc.

By (Signature and Title)

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

(Signature) ________________________________



Stephen F. McKernan

(Title) **President & Chief Executive Officer**

(Signature) ________________________________



Bernard Faibish

(Title) **Chief Financial Officer**

Date: October 24, 2007

Instructions:

1. The offering statement shall be signed by the issuer, its Chief Executive Officer, Chief Financial Officer, a majority of the members of its board of directors or other governing instrumentality, and each person, other than the issuer, for whose account any of the securities are to be offered. If a signature is by a person on behalf of any other person, evidence of authority to sign shall be filed with the offering statement, except where an executive officer signs on behalf of the issuer. If the issuer is Canadian, its authorized representative in the United States also shall sign. Where the issuer is a limited partnership, the offering statement shall also be signed by a majority of the board of directors of any corporate general partner.
2. The name of each person signing the offering statement shall be typed or printed beneath the signature.

Exhibits

(I) Corporate Charter and Articles of Incorporation

(II) Corporate by-laws

(III) Instruments Defining the Rights of Security Holders; Share Holder Rights

(IV) Stock Subscription Agreement

(V) Management Agreement: La Fete Inc. (CEO)

(VI) Management Agreement CFO

(VII) Asset Purchase Agreement

(VIII) Valuation Report by Independent Third Party



DEAN HELLER
Secretary of State
206 North Carson Street
Carson City, Nevada 89701-4299
(775) 684 5708
Website: secretaryofstate.biz

Articles of Incorporation

(PURSUANT TO NRS 78)

FILED # C23311-04

AUG 3 0 2004

IN THE OFFICE OF
Dean Heller
DEAN HELLER SECRETARY OF STATE

Important. Read attached instructions before completing form. ABOVE SPACE IS FOR OFFICE USE ONLY

1. **Name of Corporation:**	Entertainment Royalty Corporation Inc
2. **Resident Agent Name and Street Address:** (must be a Nevada address where process may be served)	EastBiz.com, Inc Name 4535 West Sahara Avenue #217 — Las Vegas — NEVADA 89102 Street Address — City — Zip Code Optional Mailing Address — City — State — Zip Code
3. **Shares:**	Number of shares with par value: 1,000,000,000 Par value: $ 0.001 Number of shares without par value:
4. **Names & Addresses of Board of Directors/Trustees:**	1 Stephen McKernan Name 13284 Bathurst Street — King City — Ontario — L7B 1K5 Street Address — City — State — Zip Code 2 Name Street Address — City — State — Zip Code 3 Name Street Address — City — State — Zip Code
5. **Purpose:**	The purpose of this Corporation shall be:
6. **Names, Address and Signature of Incorporator:**	Sheilah King — Signature: [signature] Name 4535 West Sahara Avenue #217 — Las Vegas — Nevada — 89102 Address — City — State — Zip Code
7. **Certificate of Acceptance of Appointment of Resident Agent:**	I hereby accept appointment as Resident Agent for the above named corporation [signature] — 8/30/04 Authorized Signature of R. A. or On Behalf of R. A. Company — Date

This form must be accompanied by appropriate fees. See attached fee schedule


SECRETARY OF STATE
ALL FOR OUR COUNTRY
STATE OF NEVADA

CORPORATE CHARTER

I, DEAN HELLER, the duly elected and qualified Nevada Secretary of State, do hereby certify that **ENTERTAINMENT ROYALTY CORPORATION INC.** did on **August 30, 2004,** file in this office the original Articles of Incorporation; that said Articles are now on file and of record in the office of the Secretary of State of the State of Nevada, and further, that said Articles contain all the provisions required by the law of said State of Nevada.

IN WITNESS WHEREOF, I have hereunto set my hand and affixed the Great Seal of State, at my office, in Las Vegas, Nevada, on **August 30, 2004.**



DEAN HELLER
Secretary of State

By
Certification Clerk

ENTERTAIMENT ROYALTY CORPORATION INC.

Corporate Bylaws

These are the bylaws of Entertainment Royalty Corporation Inc., a Nevada corporation.

Article I: Meetings of Shareholders

1. The annual meeting of shareholders will be held on the last Thursday of the month of September each year or as amended from time to time. The annual meeting of shareholders will begin at 10:00 am or such times as stated in a notice to the Shareholders, and will take place at the principal office of the corporation.

2. At the annual meeting, the shareholders will elect a board of two or more directors if required, and may take any other shareholder action permitted by state law.

3. A special meeting of the shareholders may be called at any time by two or more shareholders at least collectively holding twenty percent (20%) or more of the company voting shares or the president.

4. At least 15 days before an annual or special meeting, the secretary will send a notice of the meeting to each shareholder. The notice must be sent by first class mail and must state the time and place of the meeting. For a special meeting, the notice must also include the purposes of the meeting; no action can be taken at a special meeting except as stated in the notice, unless all shareholders consent.

5. Shareholders may attend a meeting in person, by proxy, or by phone. A quorum of shareholders at any shareholders meeting will consist of the owners of a majority of the shares outstanding. If a quorum is present, the shareholders may adjourn from day to day as they see fit, and no notice of such adjournment need be given. If a quorum is not present, the shareholders present in person or by proxy may adjourn to such future time as they agree upon; notice of such adjournment must be mailed to each shareholder at least 15 days before such adjourned meeting.

6. Each shareholder, whether represented in person or by proxy, is entitled to one vote for each share of stock standing in his or her name on the books of the company.

7. Proxies must be in writing.

8. All other shareholders' actions require the assent of a majority of the corporate shares that have been issued, but if state law requires a greater number of votes, that law will prevail.

9. Shareholders may, by written consent, take any action required or permitted to be taken at an annual or special meeting of shareholders. Such action may be taken without prior notice to shareholders. The written consent must:

- state the action taken, and
- be signed and dated by the owners of shares having at least the number of votes that would be needed to take such action at a meeting.

If the written consent is not signed by all shareholders, the secretary will within three days send a copy of the written consent to the shareholders who did not sign it.

Article II: Stock

1. Stock certificates must be signed by the president and secretary of the corporation.

2. The name of the person owning shares represented by a stock certificate, the number of shares owned and the date of issue will be entered in the corporation's books.

3. All stock certificates transferred by endorsement must be surrendered for cancellation. New certificates will be issued to the purchaser or assignee.

4. Shares of stock can be transferred only on the books of the corporation and only by the secretary.

5. In the event of a lost or stolen Stock Certificate, the owner must complete an affidavit stating the facts surrounding the loss of the certificate. The owner must buy an indemnity bond to protect the corporation and the transfer agent against the possibility that the lost certificate may be presented later by an innocent purchaser. The owner must request a new certificate before an innocent purchaser acquires it. If the shareholder later finds the missing certificate or certificates, the shareholder must notify the corporation or its secretary treasury immediately.

Article III: Board of Directors

1. The board of directors will manage the business of the corporation and will exercise all of the powers that may be exercised by the corporation under the statutes of the State of Nevada, the articles of incorporation or the corporate bylaws.

2. A vacancy on the board of directors by reason of death, resignation or other causes may be filled by the remaining directors, or the board may leave the position unfilled, in which case it will be filled by a vote of the shareholders at a special meeting or at the next annual meeting. During periods when there is an unfilled vacancy on the board of directors, actions taken by the remaining directors will constitute actions of the board. Directors may be removed only by a majority vote of the Directors and only for cause. Removal of a director may be done either at a regular board of directors meeting or at a special meeting called by two directors or by the president of the corporation as more fully expressed below in paragraph 3.

3. The board of directors will meet annually, immediately following the annual meeting of shareholders. The board of directors may also hold other regular meetings, at times and places to be fixed by unanimous agreement of the board. At annual or regular meetings, the board may take any actions allowed by law or these bylaws. Special meetings may be called by the president or two or more directors giving three days' written notice to all directors. A notice of a special meeting must be sent by first class mail, and must state the time, place and purposes of the meeting; no action can be taken at a special meeting of directors except as stated in the notice, unless all directors consent.

4. A quorum for a meeting will consist of at least two director(s).

5. Directors will act by majority consent of the board of directors or if the board holds otherwise.

6. The directors will not be compensated for serving as such. A director may, however, serve in other capacities with the corporation and receive compensation for such service.

7. Directors may, by written consent, take any action required or permitted to be taken at a directors' meeting. Such action may be taken without prior notice to the directors. The written consent must:

- state the action taken, and
- be signed and dated by at least the number of directors whose votes would be needed to take such action at a meeting.

If the written consent is not signed by all directors, the secretary will within three days send a copy of the written consent to the directors who did not sign it.

8. Directors may meet or participate in meetings by telephone or other electronic means as long as all directors are continuously able to communicate with one another.

Article IV: Officers

1. The officers of the corporation will consist of a President, Chief Financial Officer, and Secretary and any other officers that the board of directors may appoint.

2. The president will preside at all meetings of the directors and shareholders, and will have general charge of the business of the corporation, subject to approval of the board of directors.

3. In case of the death, disability or absence of the president, the chief financial officer or duly appointed officer will perform and be vested with all the duties and powers of the president.

4. The secretary will keep the corporate records, including minutes of shareholders' and directors' meetings and consent resolutions. The secretary will give notice, as required in these bylaws, of shareholders' and directors' meetings.

5. The chief financial officer will keep accounts of all moneys of the corporation received or disbursed, and will deposit all moneys and valuables in the name of the corporation in the banks and depositories that the directors designate. Checks against company accounts will be signed as directed by the board of directors.

6. The salaries of all officers will be fixed by the board of directors and may be changed from time to time by the board of directors.

7. An officer of the corporation may be removed by a majority vote of the Directors or by a super majority vote of the shareholders of the corporation. Removal of an officer shall be done only for cause and shall occur at either a regular or special meeting of the directors or shareholders of the corporation.

Article V: Fiscal

1. The books of the corporation will be closed at a date to be selected by the directors prior to the filing of the first income tax return due from the corporation. The books will be kept on an accrual basis.

2. Within 75 days after the corporation's fiscal year ends, or as under the laws of the State of Nevada, the chief financial officer will provide each shareholder with a financial statement for the corporation.

Article VI: Amendments

Any of these bylaws may be amended or repealed by a majority vote of the shareholders at any annual meeting or at any special meeting called for that purpose.

Adopted by the shareholders of Entertainment Royalty Corporation Inc. on August 30th 2004.

By: Stephen F. McKernan



President and Secretary

SHAREHOLDER RIGHTS

Common Stock

The common stock is voting at the rate of one vote per share. The Common stock is participating as to dividends paid by the Company.

Preferred Stock

Series I

The Preferred Shares – Series I are convertible at the rate of 1:1 for common shares of the Company. The Preferred Shares – Series I are non-voting, non-redeemable, non-participating and are non-interest bearing.

Series II:

The Preferred Shares – Series II are convertible at a rate of 1:1 for the common shares of the Company. The Preferred Shares – Series II are interest bearing at the rate of 10% simple interest per annum commencing June 1, 2007. The Preferred Shares – Series II are multiple voting shares at the rate of 200 votes per share, non-participating, non-redeemable and are cumulative as to the accrual of interest.

Series III

The Preferred Shares – Series III are convertible at the rate of 1:1 for the common shares of the Company. The Preferred Shares – Series III are interest bearing at the rate of 10% simple interest per annum commencing June 1, 2007. The Preferred Shares – Series III are voting shares at the rate of one vote per share, non-participating, non-redeemable and are cumulative as to the accrual of interest.

ENTERTAINMENT ROYALTY CORPORATION INC.

COMMON STOCK SUBSCRIPTION AGREEMENT

The undersigned hereby offers to subscribe for the number of shares of Common Stock (the "Shares") of Entertainment Royalty Corporation Inc. (the "Company") set forth on the signature page of this Subscription Agreement at a price of $16.00 per Share.

By execution of this Subscription Agreement, the undersigned hereby acknowledges that the undersigned understands that the Company is relying upon the accuracy and completeness hereof in complying with its obligations under applicable federal and state securities laws. The undersigned further acknowledges and certifies that the undersigned received and read the Regulation A Offering Statement of the Company and any supplements thereto (the "Regulation A Offering"), and the undersigned is familiar with the terms and provisions thereof.

The undersigned agrees and represents as follows:

1. Representations, Warranties and Agreements.

The undersigned hereby represents and warrants to, and agrees with, the Company, as follows:

(a) That the undersigned is aware of the following:

(1) The Shares are speculative investments which involve a substantial degree of risk of loss by the undersigned of the undersigned's entire investment in the Company and that the undersigned understands and takes full cognizance of the risk factors related to the purchase of the Shares, including, but not limited to those set forth in the Regulation A Offering;

(2) The Company is newly formed and has been operating at a loss and may do so for the foreseeable future.

(3) That at no time has it been explicitly or implicitly represented, guaranteed or warranted to the undersigned by the Company, the agents and employees of the Company, or any other person: (1) That the undersigned will or will not have to remain as owner of the Shares an exact or approximate length of time; (2) That a percentage of profit and/or amount or type of consideration will be realized as a result of this investment; (3) That any cash dividends from Company operations or otherwise will be made to shareholders by any specific date or will be made at all; or (4) That any specific tax benefits will accrue as a result of an investment in the Company;

(b) That the undersigned is financially responsible, able to meet all obligations hereunder, and acknowledges that this investment will be long-term and is by nature speculative;

(c) That the undersigned has received and carefully read and is familiar with the Regulation A Offering, this Subscription Agreement, and all other documents in connection therewith, and the undersigned confirms that all documents, records and books pertaining to the investment in the Company have been made available to the undersigned and/or to the undersigned's personal investment, tax and legal advisers, if such advisers were utilized by the undersigned;

(d) That the undersigned has relied only on the information contained in the Regulation A Offering and that no written or oral representation or information that is in any way inconsistent with the Regulation A Offering and has been made or furnished to the undersigned or to the undersigned's purchaser representative in connection with the offering of the Shares, and if so made, has not been relied upon;

(e) That the undersigned is capable of bearing the high degree of economic risks and burdens of this venture including, but not limited to, the possibility of complete loss of investment and the lack of a public market which may make it impossible to readily liquidate the investment whenever desired;

(f) That the undersigned has knowledge and experience in financial and business matters (either alone or with the aid of a purchaser representative), is capable of evaluating the merits and risks of an investment in the Company and its proposed activities and has carefully considered the suitability of an investment in the Company for the undersigned's particular financial situation, and has determined that the Shares are a suitable investment;

(g) That the offer to sell Shares was communicated to the undersigned by the Company in such a manner that the undersigned was able to ask questions of and receive answers from the Company concerning the terms and conditions of this transaction;

(h) That the undersigned has been advised to consult with the undersigned's own attorney regarding legal matters concerning an investment in the Company and has done so to the extent the undersigned considers necessary;

(i) That the undersigned certifies, under penalty of perjury, (i) that the social security or Tax Identification Number set forth herein is time, correct and complete.

(j) That the undersigned acknowledges that the Regulation A Offering reflects the Company's current intentions and estimates at the current time, and as with any developing company, the precise elements of the Company's plans can be expected to change from time to time.

2. Indemnification. The undersigned shall indemnify, defend and hold harmless the Company, and any officers, employees, shareholders, partners, agents, directors or controlling persons of the Company (collectively the "Indemnified Parties" and individually an "Indemnified Party") who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether

civil, criminal, administrative or investigative, against losses, liabilities and expenses of each Indemnified Party (including attorneys' fees, judgments, fines and amounts paid in settlement, payable as incurred) incurred by such person or entity in connection with such action, arbitration, suit or proceeding, by reason of or arising from (i) any misrepresentation or misstatement of facts or omission to represent or state facts made by the undersigned, including, without limitation, the information in this Subscription Agreement, or (ii) litigation or other proceeding brought by the undersigned against one or more Indemnified Party wherein the Indemnified Party is the prevailing party.

3. Entity Investors. If the undersigned is an entity, trust, pension fund or IRA account (an "Entity"), the Entity and the person signing on its behalf represent and warrant that: (i) such Entity is an existing entity, (ii) the undersigned has the authority to execute this Subscription Agreement, and any other documents in connection with an investment in the Shares, on the Entity's behalf, (iii) the Entity has the power, right and authority to invest in the Shares and enter into the transactions contemplated thereby, and that the investment is suitable and appropriate for the Entity and its beneficiaries (given the risks and nature of the investment) and (iv) all documents executed by the entity in connection with the Company are valid and binding documents or agreements of the Entity enforceable in accordance with their terms.

4. Revocation. The undersigned agrees that the undersigned may not cancel, terminate or revoke the offer to subscribe for shares for a period of 120 days or any agreement hereunder at any time and that this Agreement shall survive the death or disability of the undersigned and shall be binding upon the undersigned's heirs, executors, administrators, beneficiaries, successors and assigns.

6. Investor Information

(a) Name:______________________________

Age:______________________________

Social Security Number ______________________ or

Tax Identification Number ______________________

(b) Home Address: ______________________________

____

Home Telephone Number: ______________________

Business Address: ______________________________

____

Email Address: ______________________________

Business Telephone Number: ____________________________

Send Correspondence to: Home _________ Business__________

7. Miscellaneous.

(a) All notices or other communications given or made hereunder shall be in writing and shall be delivered or mailed by registered or certified mail, return receipt requested, postage prepaid, to the Company at the address set forth on the instructions page hereof and to the undersigned at the address set forth on the signature page hereof.

(b) This Agreement shall be governed by and construed in accordance with the laws of the State of Nevada, without reference to conflict of law principles.

(c) This Agreement constitutes the entire agreement among the parties hereto with respect to the subject matter hereof and supersedes any prior or contemporaneous understandings, representations, warranties or agreements (whether oral or written) and may be amended only by a writing executed by all parties.

(d) The undersigned acknowledges that the Company may, in its sole and absolute discretion, accept or reject this subscription offer in whole or in part.

8. Certification.

The undersigned represents to you that (i) the information contained herein is complete and accurate on the date hereof and may be relied upon by you and (ii) the undersigned will notify you immediately of any change in any of such information occurring prior to the acceptance of the subscription and will promptly send you written confirmation of such change. The undersigned hereby certifies that he has read and understands the Regulation A Offering and this Subscription Agreement.

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement this _________ day of ____________________________________.

______________________________ Number of Shares Subscribed for	______________________________ NAME OF PURCHASER
at $16.00 per share	
$_____________________________ Total Purchase Price	______________________________ Signature
	______________________________ Title of Authorized Signatory if Purchaser Is a corporation, partnership or other entity

Accepted by Company,

Entertainment Royalty Corporation Inc.

By:____

Title: ____

Date: ____

Signature: ____

MANAGEMENT AGREEMENT

THIS MANAGEMENT AGREEMENT dated this 1st day of June, 2003,

BETWEEN:

Superior Holdings Inc. a TCI Corporation (hereinafter called "Superior")

- AND -

La Fete Inc. a TCI Corporation hereinafter called " (the "Management Provider")

BACKGROUND:

1. Superior is of the opinion that the Management Provider has the necessary qualifications, experience and abilities to provide Management in connection with the business of Superior.

2. The Management Provider is agreeable to providing such Management to Superior, on the terms and conditions as set out in this Agreement.

IN CONSIDERATION OF the matters described above and of the mutual benefits and obligations set forth in this Agreement, the receipt and sufficiency of which consideration is hereby acknowledged, the parties to this Agreement agree as follows:

Engagement

1. Superior hereby agrees to engage the Management Provider to provide Superior with Management consisting of the duties to be carried out by the person of Mr. Stephen F. McKernan acting as Chairman and Chief Executive Officer for Superior as such duties are carried out by those acting in such position, and such other Management as Superior and the Management Provider may agree upon from time to time (the "Management"), and the Management Provider hereby agrees to provide the Management to Superior.

Term of Agreement

2. The term of this Agreement will begin on the date of this Agreement and will remain in full force for a minimum of five years and effect until completion of the Management.

Performance

3. Both parties agree to do everything necessary to ensure that the terms of this Agreement take effect.

Compensation

4. For the Management provided by the Management Provider under this Agreement, Superior will pay to the Management Provider compensation in the amount as follows:

Year One of Agreement: $300,000 US (Three Hundred Thousand United States Dollars) per year commencing on June 1, 2003.

Year Two of Agreement: The amount as in the first year with an increase of 10% of the Year 1 amount. In addition to the cash portion as stated in Year 1 the Superior shall provide stock options to the Management Provider. Said stock options shall be determined during the fall of 2004 by Superior.

Year Three, Four, and Five, Agreement: For the years three, four, and five, of this Agreement, Superior shall pay to the Management Provider a minimum of the cash consideration as in Year Two with a 10% raise each year as a minimum and additional compensation of cash, stock, and or stock options that shall be determined from time to time by Superior.

Compensation will be payable upon receipt of an invoice to Superior from the Management Provider subject to the terms and conditions as per the invoice. Said terms and conditions shall reflect the terms and conditions of this Agreement.

Assignment

5. This Agreement is being entered into in reliance upon and in consideration of the skill and qualifications of the Management Provider. The Management Provider will not voluntarily or by operation of law assign or otherwise transfer the obligations incurred pursuant to the terms of this Agreement without the prior written consent of Superior.

Capacity/Independent Management Provider

6. It is expressly agreed that the Management Provider is acting as an independent Management Provider and not as an employee in providing the Management hereunder. The Management Provider and Superior acknowledge that this Agreement does not create a partnership or joint venture between them.

Modification of Agreement

7. Any amendment or modification of this Agreement or additional obligation assumed by either party in connection with this Agreement will only be binding if evidenced in writing signed by each party or an authorized representative of each party.

Time of the Essence

8. Time will be of the essence of this Agreement and of every part hereof. No extension or variation of this Agreement will operate as a waiver of this provision.

Entire Agreement

9. It is agreed that there is no representation, warranty, collateral agreement or condition affecting this Agreement except as expressed in it.

Severability

10. In the event that any of the provisions of this Agreement are held to be invalid or unenforceable in whole or in part, all other provisions will nevertheless continue to be valid and enforceable with the invalid or unenforceable parts severed from the remainder of this Agreement.

Currency

11. Unless otherwise provided for, all monetary amounts referred to herein will be paid in US dollars.

Governing Law

12. It is the intention of the parties to this Agreement that this Agreement and the performance under this Agreement, and all suits and special proceedings under this Agreement, be construed in accordance with and governed, to the exclusion of the law of any other forum, by the laws of the Turks and Caicos Islands without regard to the jurisdiction in which any action or special proceeding may be instituted.

IN WITNESS WHEREOF the parties have duly executed this Management Agreement this 1st day of June, 2003.

Superior Holdings Inc.



Per: ________________________

Stephen F. McKernan
Chairman and Chief Executive Officer

La Fete Inc.



Per: ________________________

Stephen F. McKernan
Chairman and Chief Executive Officer

AMENDMENT AND SUPPLEMENT

THIS AMENDMENT AND SUPPLEMENT dated this 16th day of June 2004, pertains to the Management Agreement dated June 1, 2003 between the parties of Superior Holdings Inc. and Le Fete Inc. (hereinafter called the "Management Provider").

1) The parties acknowledge and agree that on June 15, 2004 Superior Holdings Inc. changed its name by registering a name change from Superior Holdings Inc. changing it to Entertainment Royalty Corporation Inc. (hereinafter called "ERC").

2) The parties acknowledge and agree that all terms and conditions under the Management Agreement dated June 1, 2003, remain in full effect and shall be performed by Entertainment Royalty Corporation Inc. and Le Fete Inc.

IN WITNESS WHEREOF the parties have duly executed this Amendment and Supplement this 16th day of June 2004.

Entertainment Royalty Corporation Inc.

Per: ______________________



Stephen F. McKernan
Chairman and Chief Executive Officer

Le Fete Inc.

Per: ______________________



Stephen F. McKernan
Chairman and Chief Executive Officer

AMENDMENT AND SUPPLEMENT

THIS AMENDMENT AND SUPPLEMENT dated this 31st day of May 2007, pertains to the Management Agreement dated June 1, 2003 between the parties of Superior Holdings Inc. and Le Fete Inc. (hereinafter called the "Management Provider").

The parties acknowledge and agree that on June 15, 2004 Superior Holdings Inc. changed its name by registering a name change from Superior Holdings Inc. changing it to Entertainment Royalty Corporation Inc. (TCI).

The accrued management fees due under the Agreement to May 31, 2007 are $1,385,898 owing by the Entertainment Royalty Corporation Inc. (TCI), to La Fete Inc.

The parties hereto agree to convert the debt of $1,385,898 to 173,237 Series II Preferred Shares of Entertainment Royalty Corporation Inc. (Nevada).

The Preferred Shares – Series II are convertible at a rate of 1:1 for the common shares of the Entertainment Royalty Corporation Inc. (Nevada). The Preferred Shares – Series II are interest bearing at the rate of 10% simple interest per annum commencing June 1, 2007. The Preferred Shares – Series II are multiple voting shares at the rate of 200 votes per share, non-participating, non-redeemable and are cumulative as to the accrual of interest.

2) The parties acknowledge and agree that all terms and conditions under the Management Agreement dated June 1, 2003, remain in full effect and shall be performed by Entertainment Royalty Corporation Inc. (TCI) Entertainment Royalty Corporation Inc. (Nevada), and Le Fete Inc.

IN WITNESS WHEREOF the parties have duly executed this Amendment and Supplement this 31st day of May 2007.

Entertainment Royalty Corporation Inc. (TCI)

Per: 
Stephen F. McKernan
Chairman and Chief Executive Officer

Le Fete Inc.

Per: 
Stephen F. McKernan
Chairman and Chief Executive Officer

MANAGEMENT AGREEMENT OF ENGAGEMENT

Dated this August 31, 2004.

This written confirmation will serve as an Agreement of Engagement between Entertainment Royalty Corporation Inc. (herein called the "Company"),

And

Bernard Faibish (herein called "Faibish"),

The Company agrees to engage Fabish to act as Chief Financial Officer for the Company.

The Company will require Faibish to perform the duties of the Chief Financial Officer of the Company as those duties are understood in the corporate community, and to prepare any and all such financial information as is required by the Company.

Faibish agrees to perform these duties as requested by the Company which shall include but not be limited to the preparation of all financial information to be supplied to the auditors of the Company, and to keep the books and records of the Company on an ongoing basis.

It is agreed that Faibish shall bill the Company for the agreed upon work at a rate of $125.00 (one hundred and twenty five dollars) US funds per hour for the work provided on an as needed basis.

As the duties of Faibish become increased in activity a more formal full time engagement can be structured.

IN WITNESS WHEREOF, the undersigned have executed this Agreement

signed this 31, day of August 2004

Entertainment Royalty Corporation Inc.

Per 

Stephen F. McKernan
Chairman and Chief Executive Officer



Bernard Faibish

ASSET PURCHASE AGREEMENT

This ASSET PURCHASE AGREEMENT (the "Agreement") is made and entered into as of April 1, 2004, by and between Superior Holdings Inc., a TCI corporation ("Buyer") and Royalty Entertainment Inc., an Ontario corporation ("Seller").

RECITALS

A. Seller is engaged in the business of developing and acquiring entertainment properties and of acting as exclusive worldwide Licensing agent on behalf of the copyright holders of the dramatic musical Properties known as "Medea The Contemporary Musical" and "The Elephant Man". (hereinafter called the "Works".), collectively, the "Business".

B. The Boards of Directors of each of Seller and Buyer believe it is in the best interests of each company and their respective stockholders that Buyer acquire all the assets of, the Seller, comprising the Business, (the Acquisition). The Acquisition will be a non-arm's length transaction, as approximately 23.21% of the 27,000,000 issued and outstanding common shares of Royalty Entertainment Inc. are owned by Stephen F. McKernan, (indirectly through Melott Productions Inc.), a Director and President and Chief Executive Officer of Royalty Entertainment Inc. Stephen F. McKernan is also the Chairman and Chief Executive Officer of the Buyer, Superior Holdings Inc. and is the beneficial shareholder of the majority of the issued and outstanding common shares of Superior Holdings Inc.

C. In connection with the Acquisition Buyer will issue to Seller 27,000,000 shares of Common Stock of Buyer (the "Shares"), and a Promissory Note in the amount $1,800,000 US, (One Million Eight Hundred Thousand Dollars), in United States currency.

D. In connection with the acquisition by Seller of the Shares, Buyer and Seller desire to set forth certain agreements with respect to the governance of Buyer following the closing of the Acquisition.

NOW, THEREFORE, in consideration of the covenants, promises and representations set forth herein, and for other good and valuable consideration, the parties agree as follows:

ARTICLE I

THE ACQUISITION

1.1 Purchase of Assets

(a) Purchase and Sale of Assets. On the terms and subject to the conditions set forth in this Agreement, Seller will sell, convey, transfer, assign and deliver to Buyer and Buyer will purchase and acquire from Seller on the Closing Date all of Seller's right, title and interest in and to the assets and properties of Seller relating to the Business (collectively the "Assets") identified on Section 1.1 (a) hereto.

(b) Assumption of Liabilities. At the Closing, Buyer shall assume Nil obligations and liabilities of Seller. Buyer shall not assume, nor shall Buyer or any affiliate of Buyer be deemed to have assumed or guaranteed, any other liability or obligation of any nature of Seller, or claims of such liability or obligation, whether accrued, matured or unmatured, liquidated or unliquidated, fixed or contingent, known or unknown arising out of (i) acts or occurrences related to any of the Assets, prior to the Closing Date, or (ii) any other liability or obligation of Seller. Seller will remain responsible for all Liabilities.

1.2. Payments.

(a) Consideration for Assets: Stock. On the terms and subject to the conditions set forth in this Agreement, as full payment for the transfer of the Assets by Seller to Buyer, at the Closing Buyer shall issue to Seller, twenty seven million, (27,000,000) shares of fully paid and nonassessable shares of Common Stock of Buyer (the "Shares" or the "Purchase Price").

(b) Promissory Note in the amount of $1,800,000 US, (One Million Eight Hundred Thousand Dollars), in United States currency. Payment of cash portion shall be due and payable in full on or before December 30th 2005. Note shall bear interest at a rate of 10% simple interest and not compounded. Interest shall be calculated from the date of Closing and shall be paid monthly commencing July 1, 2004. Note shall have not pre payment penalty with regard to interest and principal.

(c) Transfer Taxes. Seller shall pay and promptly discharge when due the entire amount of any and all sales and use tax ("Sales Taxes") imposed or levied by reason of the sale of the Assets to Buyer. The parties shall cooperate with each other to the extent reasonable requested and legally permitted to minimize any such Sales Taxes.

1.3. Closing. (a) Closing. Unless this Agreement is earlier terminated pursuant to Article VII, the closing of the transactions contemplated by this Agreement (the "Closing") shall be held at the offices of Royalty Entertainment Inc. 390 Bay Street, Suite 2701, Toronto Ontario Canada on May 7, 2004 at 10:00 a.m. on the date which is two business days following satisfaction or waiver of the last of the conditions to Closing as set forth in the Article IV hereof, or on such other time and/or date as the parties agree (the actual date on which the Closing occurs is referred to herein as the "Closing Date").

(b) Delivery. At the Closing:

(i) Buyer shall deliver to Seller a certificate or certificates representing the Shares; or an undertaking to deliver to Seller a certificate or certificates representing the Shares on or before August 1, 2004. (See Schedule "A")

(ii) Seller shall deliver to Buyer a Promissory Note as set forth in Article (1.2b) hereof. (See Schedule "B")

(iii) Seller and Buyer shall deliver or cause to be delivered to one another such other instruments and documents necessary or appropriate to evidence the due execution, delivery and performance of this Agreement.

(c) Taking of Necessary Action: Further Action. If, at any time after the Closing Date, any further action is necessary or desirable to carry out the purposes of this Agreement the parties agree to take, and will take, all such lawful and necessary and/or desirable action.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF SELLER

Seller
represents and warrants to buyer that:

2.1. Organization, Standing and Power. Seller is a corporation duly organized, validly existing and in good standing under the laws of its province of incorporation, and has all requisite corporate power and authority to own, operate and lease its properties and to carry on its business as now being conducted.

2.2. Authority. Seller has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement, the performance by Seller of its obligations hereunder and the consummation of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action on the part of Seller, and have been approved by the Board of Directors of Seller. No other corporate proceeding on the part of either Seller is necessary to authorize the execution and delivery of this Agreement by Seller or the performance of Seller's obligations hereunder or the consummation of the transactions contemplated hereby. This Agreement has been duly executed and delivered by Seller and constitutes a legal, valid and binding obligation of Seller enforceable against Seller in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency, or other similar laws affecting the enforcement of creditors' rights generally and except that the availability of equitable remedies is subject to the discretion of the court before which any proceeding therefor may be brought. The execution of this Agreement does not, and the consummation of the transactions contemplated hereby will not, conflict with or resulting any violation of any statute, law, rule, regulation, judgment, order, decree, or ordinance applicable to Seller, or its properties or assets that, individually or in the aggregate, reasonably would be expected to have a material adverse effect on the Business Condition of the Business, or conflict with any provision of the Certificate of Incorporation or Bylaws of Seller or result in any breach or default (with or without notice or laps of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to loss of a material benefit under, or result in the creation of a lien or encumbrance on any of the properties or assets of Seller pursuant to any agreement, contract, note, mortgage, indenture, lease, instrument, permit, concession, franchise or license to which Seller is a party or by which Seller or its properties or assets may be bound that would reasonably be expected, either individually or in the aggregate, to have a material adverse effect on the Business Condition of the Business). No consent, approval, order or authorization of, or registration, declaration or filing with any court, administrative agency, commission, regulatory authority or other governmental authority or instrumentality, domestic or foreign (a "Governmental Entity"), is required by or with respect to Seller in connection with the execution and delivery of this Agreement or the consummation by Seller of the transactions contemplated hereby.

2.3. Compliance with Law. Seller has conducted the Business so as to comply in all material respects with all laws, rules, and regulations, judgments, decrees or orders of any governmental Entity applicable to its operations except where the failure so to comply reasonably would not be expected to have a material adverse effect on the Business Condition of the Business. As of the date hereof, there are no judgments or orders, injunctions, decrees, stipulations or awards (whether rendered by a court or administrative agency or by arbitration) against Seller with any continuing effect that reasonably would be expected to have a material adverse affect on the Business Condition of the Business. To the knowledge of Seller, there is no investigation by any Governmental Entity with respect to Seller pending against Seller which is reasonably likely to have a material adverse effect on the Business Condition of the Business.

2.4. No Defaults. To the knowledge of Seller, Seller is not, nor has it received written notice that it would be with the passage of time, (i) in violation of any provision of its Certificate of Incorporation or Bylaws or (ii) in default or violation of any term, condition or provision of (A) any judgment, decree, order, injunction or stipulation applicable to the Business or (B) any agreement, note, mortgage, indenture, contract, lease or instrument, permit, concession, franchise or license to which Seller is a party (with respect to the Business) or by which the Business may be bound, in any such case in a manner that reasonably would be expected to have a material adverse effect on the Business Condition of the Business.

2.5. Litigation. There is no action, suit, proceeding, claim or governmental investigation pending or, to the knowledge of Seller, threatened, against Seller that reasonably would be expected to have a material adverse effect on the Business Condition of the Business. There is no action, suit, proceeding, claim or governmental investigation pending against Seller as of the date hereof that in any manner challenges or seeks to prevent, enjoin, alter or materially delay any of the transactions contemplated hereby.

2.6. Absence of Certain Changes. Since March 31, 2004, Seller has conducted the Business in the ordinary course and, except for the execution, delivery and performance of this Agreement or as required hereby, there has not occurred: (a) any material adverse change in the Business Condition of the Business; (b) any entry into any material commitment or transaction by Seller relating to the Business, other than in the ordinary course of business; (c) any damage, destruction or loss, whether covered by insurance or not, materially and adversely affecting the Business Condition of the Business; (d) any acquisition or disposition of a material amount of property or assets of Seller relating to the Business outside of the ordinary course of business

2.7. Agreements. With respect to the Business, Seller is not a party to, and the Business is not subject to:

(a) Any union contract or any employment contract or arrangement providing for future compensation, written or oral, with any officer, consultant, director or employee.

(b) Any lease or month-to-month tenancy for real or personal property in which the amount of payments which Seller is required to make on an annual basis exceeds $12,000;

(c) Any contract containing covenants purporting to limit Seller's freedom to compete in any line of business in any geographic area; or

(d Any license to a third party involving Seller Grand Licensing Rights which includes a right to sublicense such rights without additional payment.

2.8. Grand Licensing Rights: To the knowledge of Seller, as of the date hereof, Seller licensed or otherwise is entitled to license rights to the Works, and all other tangible information or material, that are used in the Business as currently conducted, (the "Seller Grand Licensing Rights").

The Seller has provided to the Buyer a copy of the Grand Licensing Rights Agreement as of the date hereof, (i) all rights, included in the Seller Grand Licensing Rights; (ii) the jurisdictions in which each such Seller Grand Licensing Rights has been granted. To Seller's knowledge, Seller is not in material violation of any such license agreement.

With respect to the Business, Seller is not a party to nor is the Business subject to (i) any joint venture contract or arrangement or any other agreement that involves a sharing of profits with other persons other than the payment or receipt of royalties by Seller under the Grand Licensing Rights Agreement.

No claims with respect to the Seller Grand Licensing Rights have been communicated in writing to Seller (i) to the effect that the manufacture, sale, licensing or use of any product of the Business as now used or offered by Seller infringes on any copyright, patent, trade secret or other Grand Licensing Rights of a third party or (ii) challenging the ownership or validity of any of the Seller Grand Licensing Rights any or all of which claims reasonably would be expected to have a material adverse effect on the Business Condition of the Business. To the knowledge of Seller, as of the date hereof,

(a) Seller does not know of any unauthorized use, infringement or misappropriation of any of the Seller Grand Licensing Rights by any third party that reasonably would be expected to have a material adverse effect on the Business Condition of the Business.

2.9. Title to Properties: Absence of Liens and Encumbrances.

(a) Seller has good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all of the tangible properties and assets, real, personal, and mixed, which are material to the conduct of the Business, free and clear of any liens, charges, pledges, security interests or other encumbrances and such imperfections of title and encumbrances, if any, which are not substantial in character, amount or extent, and which do not materially detract from the value, or interfere with the present use, of the property subject thereto or affected thereby.

2.10 Governmental Authorizations and Licenses. Seller is the holder of all licenses, authorizations, permits, concessions, certificates and other franchises of any Governmental Entity required to operate the Business, the failure to hold which reasonably would be expected to have a material adverse effect on the Business Condition of the Business (collectively, the "Licenses"). The Licenses are in full force and effect. There is not now pending, or to the knowledge of Seller is there threatened, any action, suit, investigation or proceeding against Seller before any Governmental Entity with respect to the Licenses, nor is there any issued or outstanding notice, order or complaint with respect to the violation by Seller of the terms of any License or any rule or regulation applicable thereto, except in any such case as reasonably would not be expected to have a material adverse effect on the Business Condition of the Business.

2.11 Restricted Securities. Seller understands that the Buyer Shares may not be sold, transferred, or otherwise disposed of without registration under the Securities Act or an exception therefrom, and that in the absence of an effective registration statement covering the Shares or an available exemption from registration under the Securities Act, the Shares must be held indefinitely. In particular, Seller is aware that the Shares may not be sold pursuant to Rule 144 promulgated under the Securities Act unless all of the conditions of that rule are met.

2.12 Non Implied Representations. It is the explicit intent of each party hereto that Seller is not making any representations and warranties of Seller contained in this Agreement or in the Seller Disclosure Schedule.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF BUYER

3.1 Organization, Standing and Power

Buyer is a corporation duly organized, validly existing and in good standing under the laws of its incorporation, and has all requisite corporate power and authority to own, operate and lease its properties and to carry on its business as now being conducted. Buyer is duly qualified as a foreign corporation and is in good standing in each jurisdiction in which the failure to so qualify would reasonably be expected to have a material adverse effect on the Business Condition of Buyer.

3.2 Authority. Buyer has all requisite corporate power and authority to enter into this Agreement and, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement, the performance by Buyer of its obligations hereunder and the consummation of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action on the part of Buyer, and have been approved by the Board of Directors of Buyer. No other corporate proceeding on the part of either Buyer is necessary to authorize the execution and deliver of the Agreement by Buyer or the performance of Buyer's obligations hereunder or the consummation of the transactions contemplated hereby. This Agreement has been duly executed and delivered by Buyer and constitutes a legal, valid and binding obligation of Buyer enforceable against Buyer in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency, or other similar laws affecting the enforcement of creditor's rights generally and except that the availability of equitable remedies is subject to the discretion of the court before which any preceding therefore may be brought. Subject to satisfaction or waiver of the condition set forth in Article V, the execution and delivery of this Agreement does not, and the consummation of the transactions contemplated hereby will not conflict with or result in any violation of any statute, law, rule, regulation, judgment, order, decree, or ordinance applicable to Buyer or its properties or assets that individually or in the aggregate, reasonably would be expected to have a material adverse effect on the Business Condition of Buyer, or conflict with any provision of the Certificate of Incorporation or Bylaws of Buyer or result in any breach or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation, or acceleration of any obligation or to loss of a material benefit under, or result in the creation of a lien or encumbrance on any of the properties or assets of Buyer pursuant to any agreement, contract, note, mortgage, indenture, lease, instrument, permit, concession, franchise or license to which Buyer is a party or by which Buyer or its properties or assets may be bound that would reasonably be expected to have a material adverse effect on the Business Condition of Buyer. No consent, approval, order or authorization of, or registration, declaration or filing with any Governmental Entity is required by or with respect to Buyer in connection with the execution and delivery of

this Agreement or the consummation by Buyer of the transactions
contemplated hereby.

3.3 Capitalization. The authorized capital stock of Buyer consists of an unlimited number of shares of Common Stock, no par value, and an unlimited number of shares of Preferred Stock, no par value. There were 240,600,000 Common Shares issued and outstanding as of March 31, 2004. There were no Preferred Shares issued and outstanding as of March 31, 2004, of which there were none issued and outstanding as of the close of business on March 31, 2004.

All outstanding shares of the Common Stock of Buyer have been duly authorized, validly issued, fully paid and are nonassessable and free of any liens or encumbrances other than any liens or encumbrances created by or imposed upon the holders thereof as of the close of business on March 31, 2004. Other than this Agreement, there are no other options, warrants, calls, rights, commitments or agreements of any character to which Buyer is a party or by which it is bound obligating Buyer to issue, deliver, sell, repurchase or redeem, or cause to be issued, delivered, sold, repurchased or redeemed, any shares of the capital stock of Buyer, or obligating Buyer to grant, extend or enter into any such option, warrant, call, right, commitment or agreement. The shares of Buyer Common Stock to be issued pursuant to this Agreement will be duly authorized, validly issued, fully paid and non-assessable.

3.4 Compliance with Law. Buyer has conducted its business so as to comply in all material respects with all laws, rules, and regulations, judgments, decrees or orders of any governmental Entity applicable to its operations except where the failure so to comply reasonably would not be expected to have a material adverse effect on the Business Condition of Buyer. As of the date hereof, there are no judgments or orders, injunctions, decrees, stipulations or awards (whether rendered by a court or administrative agency or by arbitration) against Buyer with any continuing effect that reasonably would be expected to have a material adverse affect on the Business Condition of the Buyer. To the knowledge of the Buyer, there is no investigation by any Governmental Entity with respect to Buyer pending against Buyer which is reasonably likely to have a material adverse effect on the Business Condition of Buyer.

3.5 No Defaults. To the knowledge of the Buyer, Buyer is not nor has received written notice that it would be with the passage of time, (i) in violation of any provision of its Certificate of Incorporation or Bylaws or (ii) in default or violation of any term, condition or provision of (A) any judgment, decree, order, injunction or stipulation applicable to Buyer or (B) any agreement, note, mortgage, indenture, contract, lease or instrument, permit, concession, franchise or license to which Buyer is a party or by which Buyer may be bound, in any such case in a manner that reasonably would be expected to have a material adverse effect on the Business Condition of Buyer.

3.6 Litigation. There is no action, suit, proceeding, claim or governmental investigation pending or, to the knowledge of the Buyer, threatened, against Buyer which reasonably would be expected to have, a material adverse effect on the Business Condition of Buyer. There is no action, suit, proceeding, claim or governmental investigation pending against Buyer as of the date hereof which in any manner challenges or seeks to prevent, enjoin, alter or materially delay any of the transactions contemplated hereby.

3.7 Absence of Certain Changes. Buyer has conducted its business in the ordinary course and, except for the execution, delivery and performance of this Agreement or as required hereby, there has not occurred; (a) any material adverse change in the Business Condition of Buyer; (b) any entry into any material commitment or transaction by Buyer, other than in the ordinary course of business; (c) any damage, destruction or loss, whether covered by insurance or not, materially and adversely affecting the Business Condition of Buyer; or (d) any acquisition or disposition of a material amount of property or assets of Buyer outside of the ordinary course of business.

3.8 Agreements. Each agreement, contract, mortgage, indenture, plan, lease, instrument, permit, concession, franchise, arrangement, license and commitment of the Buyer is valid and binding on Buyer, and is in full force and effect, and Buyer has not breached any provision of, nor is it in default under the terms of, any such agreement, contract, mortgage, indenture, plan, lease, instrument, permit, concession, franchise, arrangement, license or commitment except for such failures to be valid and binding or in full force and effect and such breaches or defaults as reasonably would not be expected to have a material adverse effect on the Business Condition of Buyer.

3.9 Government Authorizations and Licenses. Buyer is the holder of all licenses, authorizations, permits, concessions, certificates and other franchises of any Governmental Entity required to operate its business, the failure to hold which reasonably would be expected to have a material adverse effect on the Business Condition of Buyer (collectively, the "Buyer License"). The Buyer Licenses are in full force and effect. There is not now pending, or to the knowledge of Buyer is there threatened, any action, suit, investigation,or proceeding against Buyer before any Governmental Entity with respect to the Buyer Licenses, nor is there any issued or outstanding notice, order or complaint with respect to the violation by Buyer of the terms of any Buyer License or any rule or regulation applicable thereto, except in any such case as reasonably would not be expected to have a material adverse effect on the Business Condition of Buyer.

3.10 Status of Shares. When issued to Seller at the Closing, the Shares will be duly authorized, validly issued, fully paid and nonassessable, free and clear of any and all liens and encumbrances of any kind, except as may be imposed by Seller.

3.11 No Implied Representations. It is the explicit intent of each party hereto that Buyer is not making any representation or warranty whatsoever, express or implied, except those representations and warranties of Buyer contained in this Agreement or in the Buyer Disclosure Schedule.

Article IV

CERTAIN COVENANTS

4.1 Conduct of Business of Seller. During the period from the date of the is agreement and continuing until the earlier of the termination of this Agreement and the Closing Date, Seller agrees (except to the extent that Buyer shall otherwise consent in writing), to carry on the Business in the usual, regular and ordinary course in substantially the same manner as heretofore conducted.

4.2 Conduct of Business of Buyer. During the period from the date of this agreement and continuing until the earlier of the termination of this Agreement and the Closing Date, Buyer agrees (except to the extent that Seller shall otherwise consent in writing) to carry on its business in the usual, regular and ordinary course in substantially the same manner as heretofore conducted. (a) Declare or pay any dividends on or make any other distributions (whether in cash, stock or property) in respect of any of its capital stock, or split, combine or reclassify any of its capital stock or issue or authorize the issuance of any securities in respect of, in lieu of or in substitution for shares of capital stock of Buyer, or repurchase, redeem or otherwise acquire, directly or indirectly, any shares of its capital stock (or options, warrants, or other rights exercisable therefore); (b) except for the issuance of shares of capital stock of Buyer upon exercise of conversion of options granted to employees, issue, deliver or sell or authorize or propose the issuance, delivery or sale of, or purchase or propose the purchase of, any shares of its capital stock or securities convertible into, or subscriptions, rights, warrants or options to acquire, or other agreements or commitments of any character obligating it to issue any such shares or other convertible securities; or (c) cause or permit any amendments to its Certificate of Incorporation or Bylaws.

4.3 Access to Information. Seller and Buyer shall each afford the other and its accountants, counsel and other representatives, reasonable access during normal business hours during the period prior to the Closing Date to (a) all of its properties, books, contracts, commitments and records, and (b) all other information concerning the business, properties and personnel (subject to restrictions imposed by applicable law) of it as the other may reasonably request (it being understood that access to information concerning Seller shall pertain only to the Business).

4.4 Confidentiality. Each of the parties hereto hereby agrees to keep such information or knowledge obtained in any investigation pursuant to Section 4.3 confidential; provided, however, that the forgoing shall not apply to information or knowledge which (a) a party can demonstrate was already lawfully in its possession prior to the disclosure thereof by the other party, (b) is generally known to the public and did not become so known through any violation of law or this Agreement, (c) became known to the public through no fault of such party, (d) is later lawfully acquired by such part from other sources, (e) is required to be disclosed by order of court or government agency with subpoena powers or (f) which is disclosed in the course of any litigations between any of the parties hereto.

4.5 Expenses. Whether or not the Acquisition is consummated, all fees and expenses incurred in connection with the Acquisition including without limitation, all legal, accounting, financial advisory, consulting and all other fees and expenses of third parties ("Third Party Expenses") incurred by a party in connection with the negotiation and effectuation of the terms and conditions of this Agreement and the transactions contemplated thereby, shall be the obligation of the respective party incurring such fees and expenses.

4.6 Consents. Seller shall use commercially reasonable efforts to obtain all necessary consents, waivers, and approvals under any of the contracts of the Business as may be required in connection with the Acquisition so as to transfer to Buyer all rights of Seller thereunder as of the Closing.

4.7 Commercially Reasonable Efforts. Subject to the terms and conditions provided in this agreement, each of the parties hereto shall use its commercially reasonable efforts to take promptly, or cause to be taken, all actions, and to do promptly, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations, to consummate and make effective the transactions contemplated hereby, to obtain all necessary registrations and filings, and to remove any injunctions or other impediments or delays, legal or otherwise, in order to consummate and make effective the transactions contemplated by this Agreement.

4.7 Notification of Certain matters. Seller shall give prompt notice to Buyer, and Buyer shall give notice to Seller, of(i) the occurrence or non-occurrence of any event, the occurrence or non-occurrence of which is likely to cause any representation or warranty of Seller or Buyer, respectively, contained in this Agreement to be untrue or inaccurate on or prior to the Closing Date and (ii) any failure of Seller or Buyer, as the case may be, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder; provided however that subject to Section 4.11, the delivery of any notice pursuant to this Section shall not limit or otherwise affect any remedies available to the party receiving such notice.

4.8 Additional Documents and Further Assurances. Each party hereto, at the request of another party hereto, shall execute and deliver such other instruments and do and perform such other acts and things as may be necessary or desirable for effecting completely the consummation of this Agreement and the transactions contemplated hereby.

ARTICLE V

CONDITIONS TO THE ACQUISITION

5.1 Conditions to Obligations of Each Party to Effect the Acquisition. The respective obligations of each party to this Agreement to effect the Acquisition shall be subject to the satisfaction at or prior to the Closing Date of the following conditions:

a) No Injunctions or Restraints Illegally. No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Acquisition shall be in effect, nor shall any proceeding brought by an administrative agency or commission or other governmental authority or instrumentality, domestic or foreign, seeking any of the foregoing be pending, nor shall there be any action taken, or any statue, rule, regulation or order enacted, entered, enforced or deemed applicable to the Acquisition, which makes the consummation of the Acquisition illegal.

5.2 Additional Conditions to Obligations of Seller. The obligations of Seller to consummate and effect this Agreement and the transactions contemplated hereby shall be subject to the satisfaction at or prior to the Closing Date of each of the following conditions, any of which may be waived, in writing, exclusively by Seller.

(a) Representations, Warranties and Covenants. The representations and warranties of Buyer in this Agreement (as may be modified by the Subsequent Buyer Disclosure Schedule) shall be true and correct in all material respects on and as of the Closing Date as though such representations and warranties were made on and as such time and Buyer shall have performed and complied with all covenants, obligations and conditions of this Agreement required to be preformed and complied with by it in all material respects as of the Closing Date.

(i) All representations and warranties made by the Buyer in the is Agreement are true and complete in all material respects;

(ii) all covenants, obligations and conditions of this Agreement to be performed by Buyer on or before such date have been so performed in all material respects and (iii) there are no pending negotiations with respect to any offer to acquire all or any portion of the business of Buyer.

(b) No Material Adverse Change. There shall not have occurred any material adverse change in the Business Condition of Buyer between then date of this Agreement and the Closing Date.

5.3 Additional Conditions to the Obligations of Buyer. The obligations of Buyer to consummate and effect this Agreement and the transactions contemplated hereby shall be subject to the satisfaction on or prior to the Closing Date of each of the following conditions, any one of which may be waived, in writing, exclusively by Buyer:

(a) Representations, Warranties and Covenants. The representations and warranties of Seller in this Agreement (as may be modified by the Subsequent Seller Disclosure Schedule) shall be true and correct in all material respects on or as of such time Seller shall have performed and complied with all covenants, obligations and conditions of this Agreement required to be performed and complied with by it as of the Closing Date in all material respects.

(i) all representations and warranties made by Seller in this Agreement are true and complete in all material respects, and

(ii) all covenants, obligations and conditions of this Agreement to be performed by Seller on or before such date have been performed in all material respects.

b) No Material Adverse Changes. There shall not have occurred any material adverse changes in the Business Condition of the Business between the date of this Agreement and the Closing Date.

Article VI

TERMINATION, AMENDMENT AND WAIVER

6.1 Termination. Except as provided by Section 6.2 below, this Agreement may be terminated and the Acquisition abandoned at any time prior to the Closing Date:

(a) by mutual consent of Seller and Buyer;

(b) The Closing has not occurred by May 7, 2004
i) there shall be a final nonappealable order by a federal provincial or state court in effect preventing consummation of the Acquisition; or (ii) there shall be any statute, rule, regulation or order enacted, promulgated or issued or decreed applicable to the Acquisition by any Governmental Entity that would make consummation of the Acquisition illegal;

(c) by Buyer if it is not in material breach of this Agreement and there has been a material breach of any representation, warranty, covenant or agreement contained in this Agreement on the part of Seller and such breach has not been cured within five (5) business days after written notice to Seller (provided that, no cure period shall be required for a breach which by its nature cannot be cured);

(d) by Buyer at any time prior to May 7, 2004, if as a result of its due diligence review of the Business subsequent to the date of this Agreement it discovers a fact or condition existing on the date of this Agreement and not disclosed to Buyer prior to or on the date of this Agreement that Buyer reasonably determines has a material adverse effect on the Business Condition of Seller;

(e) by Seller at any time prior to May 7, 2004 if as a result of its due diligence review of Buyer subsequent to the date of this Agreement it discovers a fact or condition existing on the date of this Agreement not disclosed to the Seller prior to or on the date of this Agreement that Seller reasonably determines has a material adverse effect on the Business Condition of Buyer;

(f) by Seller if it is not in material breach of this Agreement and there has been a material breach of any representation, warrant, covenant or agreement contained in this Agreement on the part of Buyer and such breach has not been cured within five (5) business days after written notice to Buyer (provided that, no cure period shall be required for a breach which by its nature cannot be cured).

6.2 Effect of Termination. In the event of termination of this Agreement as provided in Section 7.1, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of Buyer or Seller, or their respective officers, directory or shareholders, provided that each party shall remain liable for any breaches of this Agreement prior to its termination.

6.3 Amendment. This Agreement may be amended by the parties herein at any time by execution of an instrument in writing signed on behalf of each of the parties hereto.

6.4 Extension: Waiver. At any time prior to the Closing Date, Buyer on the one hand, and Seller, on the other, may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations of the other party herein, (ii) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto, and (iii) waive compliance with any of the agreements or conditions for the benefit of such party contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if sat forth in an instrument in writing signed on behalf of such party.

ARTICLE VII

INDEMNIFICATION

7.1 Survival of Representations, Warranties and Agreements. Notwithstanding any investigation conducted at any time with regard thereto by or on behalf of either party, no representation or warranty by Seller shall survive the closing of this Agreement and no claim may be brought by any party with respect thereto other than the representation made by Seller in Section 2 including any schedules thereto, which shall survive the execution, delivery and performance of this Agreement.

7.2 Indemnification. Seller hereby agrees to indemnify and hold harmless Buyer against any and all losses, liabilities, damages, demands, claims, suits, actions, judgments or causes of action, assessments, costs and expenses, including, without limitation, interest, penalties, attorneys' fees, any and all out-of-pocket expenses incurred in investigating, preparing or defending against any litigation, or any claim whatsoever, and any and all amounts paid in settlement of any claim or litigation, asserted against, resulting to,imposed upon, or incurred or suffered by Buyer, directly or indirectly as a result of or arising from any inaccuracy in or breach of the representation and warrant made by Seller in Section 2.

ARTICLE VIII

GENERAL PROVISIONS

8.1 Notices. All notices and communications hereunder shall be in writing and shall be deemed given if delivered personally or by commercial delivery service, or mailed by registered or certified mail (return receipt requested) or sent via telecopy (with acknowledgment of complete transmission) to the parties at the following addresses (or at such other address for a party as shall be specified by the like notice):

(a) if to Buyer, to: Superior Holdings Inc.c/o Entertainment Royalty Corporation Inc.
Water Park Place, 20 Bay Street,
Suite 1205, Toronto Ontario Canada, M5J 2N8.

(b) if to Seller, to: Royalty Entertainment Inc.
390 Bay Street, suite 2701, Toronto Ontario Canada, M5H 2Y2.

8.2 Survival. The representations and warranties contained in the Agreement Section 2 and Section 3 hereof except for the representation of the Seller set forth in Section 2.10 shall not survive the closing of the sale of assets and issuance of stock contemplated by this Agreement; provided, however, that the foregoing provision shall not eliminate the rights and remedies of the parties hereto in the case of a willful fraud by the other party provided that the agreed party shall establish all elements of the existence of such fraud by clear and convincing evidences.

8.3 Interpretation. When a reference is made in this Agreement to Schedules or Exhibits, such reference shall be to a Schedule or Exhibit to this Agreement unless otherwise indicated. The words "include", "includes" and "including" when used herein shall be deemed in each case to be followed by the words "without limitation." The table of contents and headings contained in the Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

8.4 Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party, it being understood that all parties need not sign the same counterpart.

8.5 Entire Agreement. This Agreement, and the Schedules and Exhibits hereto: (a) constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof; (b) are not intended to confer upon any other person any rights or remedies hereunder, unless expressly provided otherwise; and (c) shall not be assigned by operation of law or otherwise except as otherwise specifically provided.

8.6 Severability. In the event that any provision of this Agreement or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

8.7 Other Remedies. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy.

8.8 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the Province Of Ontario regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

8.9 Rules of Construction. The parties hereto agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

In Witness Whereof, Buyer and Seller have executed this Agreement to be signed by their duly authorized respective officers, all as of the date from written above.



Royalty Entertainment Inc.
By: ______________________
Stephen F. McKernan
President and Chief Executive Officer



Superior Holdings Inc.
By: ______________________
Stephen F. McKernan
Chairman and Chief Executive Officer

SCHEDULE "B"

PROMISSORY NOTE

UNITED STATES DOLLARS

AMOUNT: $1,800,000

DATE: May 7, 2004

SUPERIOR HOLDINGS INC. ("SUPERIOR") promises to pay to

ROYALTY ENTERTAINMENT INC.

---

the principal sum of, One Million Eight Hundred Thousand, United States Dollars ($1,800,000), on or before December 30, 2005, and to pay interest on the unpaid principal balance hereof at the rate 10% per annum, simple interest and not compounded on such terms and conditions as are set forth herein.

INTEREST

The Notes will bear interest at a rate of 10% per annum simple Interest and not compounded. SUPERIOR will pay interest on the Note monthly commencing July 1, 2004. Interest will be computed on the basis of a 360-day year of twelve 30-day months.

PREPAYMENT AND REDEMPTION OF NOTE

1. The Note may be prepaid at any time without penalty at the option of SUPERIOR , in whole or in part prior to December 30, 2005 at 100% of principal amount, plus accrued interest (calculated at the rate of 10% per annum for each day prior to the date of redemption) to the date of redemption. SUPERIOR is required to redeem the note on December 30, 2005.

NO RECOURSE AGAINST OTHERS

A director, officer, employee, or
stockholder, as such, of SUPERIOR shall not have any
liability for any obligations of SUPERIOR under the Note or
or for any claim based on, in respect of,
or by reason of such obligations or their creation.
Royalty Entertainment Inc., by accepting this Note waives and releases
all such liability. The waiver and release are part of
the consideration for the issue of the Note.

Dated this 7th day of May, 2004

SUPERIOR HOLDINGS INC.



BY:________________________
STEPHEN F. MCKERNAN,
CHAIRMAN AND CHIEF EXECUTIVE OFFICER

AMENDMENT

This Amendment of the "Asset Purchase Agreement" (the "Agreement") made and entered into as of April 1, 2004 by and between Superior Holdings Inc. a TCI corporation ("Buyer") and Royalty Entertainment Inc., and Ontario corporation ("Seller").

As per Article 6.3 of the Agreement the Parties hereby agree to amend the following:

1) RECITALS section "B" shall be amended as following:

The Board of Directors of each of Seller and Buyer believe it is in the best interests of each company and their respective stockholders that the Buyer acquire the assets of, the Seller, comprising the "Business" (as referred to in section "A"). The Buyer and Seller agree that there are no other assets in Royalty Entertainment Inc. and that the only Assets that are under the Agreement are the Assets as described under RECITALS "A". (all other statements in RECITALS "B" shall remain as is in the Agreement).

RECITALS section "C", shall be amended as following:

In connection with the Acquisition, Buyer will purchase the Asset for a total purchase price of $4,500,000 US (Four Million Five Hundred Thousand Dollars), in United States currency and shall do so in the following manner:

Buyer shall issue to Seller 27,000,000 shares of Common Stock of Buyer (the "Shares") with a value of $0.10 per Share for a total Share consideration of $2,700,000 US, (Two Million Seven Hundred Thousand Dollars), in United States currency, and a Promissory Note in the amount of $1,800,000 US, (One Million Eight Hundred Thousand Dollars), in United States currency.

2) The first paragraph of Article 3.3 of the Agreement shall be amended to the following and all other statements of Article 3.3 shall remain as is;

Capitalization. The authorized capital of stock of Buyer consists of an unlimited number of shares of Common Stock, no par value, and no Preferred Stock. There were 240,600,000 Common Shares issued and outstanding as of March 31, 2004. There were no Preferred Shares issued and outstanding as of March 31, 2004, of which there were none issued and outstanding as of the close of business on March 31, 2004.

Dated this 7th day of April, 2004:

Royalty Entertainment Inc.



By:__________________________________

Stephen F. McKernan

President and Chief Executive Officer

Superior Holdings Inc.



By:__________________________________

Stephen F. McKernan

Chairman and Chief Executive Officer

AMENDMENT AND SUPPLEMENT

THIS AMENDMENT AND SUPPLEMENT dated this 14th day of May 2004, pertains to the Asset Purchase Agreement dated April 1, 2004 between the parties of Superior Holdings Inc. and Royalty Entertainment Inc.

1) The original note payable of $1,800,000 US dollars shall be converted to Canadian dollars at the rate of 1.3925 Canadian dollars verses the dollar at its maturity dated or the payment date, whichever is the earliest.

2) The conversion rate of 1.3925 Canadian Dollars referred to above shall be further adjusted to include the current rate of Canadian dollars as established by a Chartered bank in Canada at the time of the payment of the Note by the payor.

3) The parties acknowledge and agree that all terms and conditions under the Asset Purchase Agreement dated April 1, 2004, and any and all Amendments and or Supplements to said Agreement, remain in full effect and shall be performed by Entertainment Royalty Corporation Inc. and Royalty Entertainment Inc.

IN WITNESS WHEREOF the parties have duly executed this Amendment and Supplement this 14th day of May 2004.

Superior Holdings Inc.

Per: 

Stephen F. McKernan
Chairman and Chief Executive Officer

Royalty Entertainment Inc.

Per: 

Stephen F. McKernan
President and Chief Executive Officer

AMENDMENT AND SUPPLEMENT

THIS AMENDMENT AND SUPPLEMENT dated this 16th day of June 2004, pertains to the Asset Purchase Agreement dated April 1, 2004 between the parties of Superior Holdings Inc. and Royalty Entertainment Inc.

1) The parties acknowledge and agree that on June 15, 2004 Superior Holdings Inc. changed its name by registering a name change from Superior Holdings Inc. changing it to Entertainment Royalty Corporation Inc. (hereinafter called "ERC").

2) The parties acknowledge and agree that all terms and conditions under the Asset Purchase Agreement dated April 1, 2004, and any and all Amendments and or Supplements to said Agreement, remain in full effect and shall be performed by Entertainment Royalty Corporation Inc. and Royalty Entertainment Inc.

IN WITNESS WHEREOF the parties have duly executed this Amendment and Supplement this 16th day of June 2004.

Entertainment Royalty Corporation Inc.

Per:

Stephen F. McKernan
Chairman and Chief Executive Officer

Royalty Entertainment Inc.

Per:

Stephen F. McKernan
President and Chief Executive Officer

AMENDMENT AND SUPPLEMENT

THIS AMENDMENT AND SUPPLEMENT dated this 30th day of December 2005, pertains to the Asset Purchase Agreement dated April 1, 2004 between the parties of Superior Holdings Inc. (now "Entertainment Royalty Corporation Inc." and Royalty Entertainment Inc.

1) The original note payable of $1,800,000 US dollars shall be extended **from December 30, 2005** as the date of redemption to the dated of on or **before December 30, 2007.**

2) The parties acknowledge and agree that all terms and conditions under the Asset Purchase Agreement dated April 1, 2004, and any and all Amendments and or Supplements to said Agreement, remain in full effect and shall be performed by Entertainment Royalty Corporation Inc. and Royalty Entertainment Inc.

IN WITNESS WHEREOF the parties have duly executed this Amendment and Supplement this 30TH day of December 2005.

Entertainment Royalty Corporation Inc.



Per: ______________________
Stephen F. McKernan
Chairman and Chief Executive Officer

Royalty Entertainment Inc.



Per: ______________________
Stephen F. McKernan
President and Chief Executive Officer

AMENDMENT AND SUPPLEMENT

THIS AMENDMENT AND SUPPLEMENT dated this 31st day of May 2007 pertains to the Asset Purchase Agreement dated April 1, 2004 between the parties of Superior Holdings Inc. (now "Entertainment Royalty Corporation Inc. (TCI)" and Royalty Entertainment Inc.

The original note payable of $1,800,000 US dollars plus accrued interest of $565,000 and foreign exchange differences of $427,129 equal to a total amount of $2,792,129 as of May 31, 2007, shall be converted to Series III Preferred Shares of Entertainment Royalty Corporation (Nevada)

The Preferred Shares – Series III are interest bearing at the rate of 10% simple interest per annum commencing June 1, 2007. The Preferred Shares – Series III are voting shares at the rate of one vote per share, non- participating, non-redeemable and are cumulative insofar as the accrual of interest.

The parties acknowledge and agree that all terms and conditions under the Asset Purchase Agreement dated April 1, 2004, and any and all Amendments and or Supplements to said Agreement, remain in full effect and shall be performed by Entertainment Royalty Corporation Inc.(TCI), Entertainment Royalty Corporation Inc. (Nevada), and Royalty Entertainment Inc.

IN WITNESS WHEREOF the parties have duly executed this Amendment and Supplement this 31st day of May 2007.

Entertainment Royalty Corporation Inc. (TCI)



Per:_______________________
Stephen F. McKernan
Chairman and Chief Executive Officer

Royalty Entertainment Inc.



Per:_______________________
Stephen F. McKernan
President and Chief Executive Officer

GRAND LICENSING RIGHTS OWNED BY ENTERTAINMENT ROYALTY CORPORATION INC.

VALUATION ANALYSIS

AS OF AUGUST 31, 2006

PREPARED BY
CLOTHIER & HEAD, P.S.

FEBRUARY 15, 2007

CLOTHIER &HEAD PS

February 15, 2007

Mr. Stephen F. McKernan
President and Chief Executive Officer
Entertainment Royalty Corporation Inc.
Water Park Place
20 Bay Street, Suite 1205
Toronto Ontario, Canada
M5J 2N8

Dear Mr. McKernan:

Pursuant to your authorization, Clothier & Head, P.S. has been retained to render a valuation analysis of the Grand Licensing Rights (the "Licensing Rights") to two theatrical musicals titled, *Medea The Contemporary Musical* and *The Elephant Man*, owned by Entertainment Royalty Corporation Inc. (the "Company"), to determine the fair value of the Licensing Rights, as of August 31, 2006. We understand our analysis will be used for financial reporting purposes. No other use for this report is intended or should be inferred.

For purposes of this report, fair value is defined as the amount at which the asset could be bought or sold in a current transaction between willing parties, other than in a forced liquidation sale. We consider this definition to be generally consistent with the definition of fair market value: the price at which property would change hands between a willing buyer and a willing seller when the former is not under any compulsion to buy and the latter is not under any compulsion to sell, both parties having reasonable knowledge of the relevant facts.

We appraised the Licensing Rights in accordance with generally accepted appraisal standards and included such valuation tests and procedures as we considered necessary under the circumstances. Our valuation analysis included, but was not limited to, the following procedures:

1) A review of an information memorandum regarding the Company and the Licensing Rights;

2) A review of information from various sources regarding statistics for Broadway productions, including gross receipts and attendance;

3) A review of economic information related to the performing arts industry;

4) A review of national economic information;

Certified Public Accountants
1301 Fifth Avenue, Suite 2800
Seattle, Washington 98101
206.622.1326 *phone*
206.622.4486 *fax*
www.clothierandhead.com

5) A review of certain recorded elements of *Medea The Contemporary Musical*; and

6) Discussions with Stephen McKernan regarding the Licensing Rights.

We relied on information received regarding the Licensing Rights as a fair reflection and made limited investigation as to the accuracy and completeness of such information. Our analysis was based in part on this information as well as on other data we developed.

Based on the methodology employed in our analysis, it is our opinion that the fair value of the Licensing Rights, as of August 31, 2006, is reasonably stated as being not less than:

$4,500,000

FOUR MILLION FIVE HUNDRED THOUSAND DOLLARS

We have not, as a part of this engagement, performed an examination or compilation of any forecast of financial information and, therefore, do not express an opinion or any other form of assurance on that information. There will usually be differences between forecasted and actual results because events and circumstances frequently do not occur as expected, and those differences may be material.

We are independent of the Company and have no current or prospective interest in the Licensing Rights. Our fee for this appraisal service was in no way influenced by the results of our analysis.

The Statement of Limiting Conditions and the Appraisal Certification are integral parts of this report.

Respectfully submitted,

CLOTHIER & HEAD, P.S.



Mark L. Mitchell, CFA, ASA
Director of Valuation Services

VALUATION ANALYSIS
AS OF AUGUST 31, 2006

GRAND LICENSING RIGHTS OWNED BY
ENTERTAINMENT ROYALTY CORPORATION INC.

TABLE OF CONTENTS

VALUATION ANALYSIS
AS OF AUGUST 31, 2006

GRAND LICENSING RIGHTS OWNED BY
ENTERTAINMENT ROYALTY CORPORATION INC.

TABLE OF EXHIBITS

I. ENGAGEMENT OVERVIEW

DESCRIPTION OF THE ASSIGNMENT

Clothier & Head, P.S. has been retained to render a valuation analysis of the Grand Licensing Rights (the "Licensing Rights") to two theatrical musicals titled, *Medea The Contemporary Musical* ("Medea TCM") and *The Elephant Man*, owned by Entertainment Royalty Corporation Inc. ("ERC" or the "Company"), to determine the fair value of the Licensing Rights, as of August 31, 2006 (the "Valuation Date"). We understand our analysis will be used for financial reporting purposes. No other use for this report is intended or should be inferred.

For purposes of this report, fair value is defined as the amount at which the asset could be bought or sold in a current transaction between willing parties, other than in a forced liquidation sale. We consider this definition to be generally consistent with the definition of fair market value: the price at which property would change hands between a willing buyer and a willing seller when the former is not under any compulsion to buy and the latter is not under any compulsion to sell, both parties having reasonable knowledge of the relevant facts.

SCOPE

Our analysis included a review of information provided to us as well as information we developed. Such information included forecasts prepared by ERC, a description of the subject productions and general economic information related to musical productions. We have not, as a part of this engagement, performed an examination or compilation of any forecast of financial information and, therefore, do not express an opinion or any other form of assurance on that information. There will usually be differences between forecasted and actual results because events and circumstances frequently do not occur as expected, and those differences may be material.

This report provides a discussion of our valuation analyses and is divided into five major sections. This section provides an overview of the subject assignment. The second section provides a discussion of the Licensing Rights and relevant information regarding their income potential in the context of fair value. The third section provides a discussion of economic factors that may influence the value of the Licensing Rights. The fourth section provides a discussion of valuation theory and the valuation analyses that we have conducted. Finally, a summary of the conclusions reached in our valuation study is presented in the fifth section.

PROCEDURES

Our valuation was conducted in accordance with generally accepted valuation standards and included those procedures we considered necessary under the circumstances. We relied on information received regarding the Licensing Rights as a fair reflection and made limited investigation as to the accuracy and completeness of such information. Our analysis was based in part on this information as well as on other data we developed.

Clothier & Head, P.S. is independent of and has no current or prospective interest, directly or beneficially, in the properties considered in this valuation analysis. Our fee for this appraisal service was in no way influenced by the results of our analysis.

II. DESCRIPTION OF THE ASSETS

LICENSING RIGHTS[1]

Introduction

According to an Asset Purchase Agreement (the "Agreement"), dated April 1, 2004, by and between Superior Holdings, Inc. ("Buyer") and Royalty Entertainment Inc. ("Seller"), Buyer agreed to acquire all of the assets of the Seller including the Licensing Rights. In consideration for the Buyer's assets, Seller paid the following: 1) 27,000,000 shares of common stock of the Buyer (valued at $0.10 per share, or $2,700,000, per the Agreement) and 2) a promissory note in the amount of $1,800,000.

The Agreement describes the transaction as a non-arm's length transaction due to the indirect ownership of 23.21% of the outstanding shares of the Seller by Stephen F. McKernan, a director and president and chief executive officer of the Seller. Mr. McKernan is also the chairman and chief executive officer of the Buyer (the predecessor corporation to ERC) and is the beneficial shareholder of the majority of the issued and outstanding common shares of the Buyer.

According to information provided to us by the Company, the Seller incurred costs exceeding C$7.3 million (approximately US$6.0 million) to develop the subject musical productions. The development of a musical requires, among other things, staged readings of the show, and workshops with full casts of actors, singers, dancers and musicians, in front of live audiences. Following workshops, studio audio recordings of the musicals are completed to assist with full production.

Several important aspects of the Licensing Rights, in general terms, are described as follows:

> Dramatic works may not be publicly performed without permission, either in their entirety or in smaller portions, such as: excerpts, acts, scenes, monologues, etc. The rights that are needed to publicly perform a dramatic work that combines a musical work together with staging, dialogue, costuming, special lighting, choreography, etc. are referred to as *grand performing rights*. Grand performing rights are typically obtained from the creator of the work or their publisher. The rights to publicly perform a single piece of music from a musical play in a non-dramatic fashion are often referred to as *small performing rights*. Small performing rights are typically obtained from organizations such as ASCAP, BMI and SESAC. To qualify as a non-dramatic performance, a piece of music taken from a musical play may not make use of any form of staging, choreography, etc. even if the use of any of these elements is not intended to represent any part of the original musical play. For example, creating your own dance steps to a piece of music

[1] Certain information describing *Medea* and *The Elephant Man* is taken from Wikipedia, http://en.wikipedia.org.

from a musical play disqualifies the use as a non-dramatic use and permission for the grand performing rights must be sought.[2]

Various organizations license rights to plays and musical theatre works, including Baker's Plays, Broadway Play Publishing, Inc., Dramatists Play Service, Inc., Dramatic Publishing Co., Music Theatre International, Pioneer Drama Service, Popular Play Service, The Rodgers & Hammerstein Organization, Samuel French, Inc. and Tams-Witmark Music Library.

Subject Musical Productions

Medea, the original play written by Euripides, is a tragedy based on the myth of Jason and Medea and first produced in 431. The play tells the story of the jealousy and revenge of a woman betrayed by her husband. Medea TCM is a contemporary version of the story, with contemporary music, dance, costumes and sets. The classical structure of the play is retained with a chorus providing the audience with comments on the action as well as communicating the inner thoughts of the characters on stage.

During the development of Medea TCM, the show was produced in high schools. As an example, the musical was staged for three performances at Mark T. Sheehan High School in Wallingford, Connecticut in April 1993. Royalties generated were equal to $2,630. Performances were also completed at Sarasota High School (Sarasota, Florida), Satellite High School (Satellite Beach, Florida), Oak Hill High School, (Oakhill, West Virginia), Gaither High School (Tampa, Florida), Chancellor High School (Fredericksburg, Virginia) and Athens High School (Athens, Alabama). Royalties for these productions totaled $11,888.

The Elephant Man is the appellation given to Joseph Carey Merrick (often erroneously referred to as John Merrick) because of the extreme deformity of his body due to a medical condition known as Proteus syndrome. Merrick, who was born August 5, 1862 and died April 11, 1890, became something of a celebrity in Victoria-era London in part through his association with Frederick Treves, a physician at London Hospital.

Merrick's story was developed into a Tony Award-winning play, *The Elephant Man*, that ran on Broadway from April 19, 1979 to June 28, 1981 for a total of 916 performances. The play was revived in 2002 and ran from April 14 through June 2 for a total of 57 performances. A film version of Merrick's life, also titled *The Elephant Man*, was released in 1980 and was nominated for an Academy Award for Best Picture.

ERC intends to position both musicals as major first class musicals that are in the same category as shows such as *Phantom of the Opera*, *Cats* and *Les Miserables*. ERC is pursuing inaugural production of the musicals on Broadway and/or on London's West End within 18 months from the Valuation Date, though formal arrangements had not yet been made as of the Valuation Date.

[2] See http://www.copyright.iupui.edu/permorg.htm.

III. ECONOMIC AND INDUSTRY ANALYSIS

INTRODUCTION

When valuing business interests or intangible assets, it is important to review the economic conditions that existed as of the subject valuation date and to assess the impact they might be expected to have on the subject assets. The impact of economic conditions on income-producing assets will vary from industry to industry and, in some cases, within a given industry. The cycles observed in the economy may have little effect on some businesses while dramatically affecting the operations of others. In the subject case, the value of the Licensing Rights would be expected to be somewhat sensitive to overall economic cycles because the demand for theatre tickets is in part a function of the disposable income of consumers and the health of the organizations that stage plays at the community level is in part a function of the ability to secure donations.

The following national economic analysis is intended to provide information to be used as support for our analysis of the economic factors that affect the value of the Licensing Rights. Our industry discussion provides additional supporting data.

NATIONAL ECONOMY[3]

The economy continued to expand in the second quarter of 2006, with growth of 2.6% (as measured by inflation-adjusted growth in Gross Domestic Product, or GDP), according to final estimates released by the Bureau of Economic Analysis. The rate of growth, however, was less than the 5.6% increase registered in the first quarter. Growth in the second quarter was generally a function of positive contributions from personal consumption expenditures for services, exports, nonresidential structures, state and local government spending, and private inventory investment.

Consumer spending, which accounts for about two-thirds of GDP, appeared to be accelerating based on figures available as of the Valuation Date. After advancing at an annual rate of 2.6% in the second quarter, real consumer spending through August suggested a third quarter increase of approximately 3.0%. It was expected that the decline in gas prices could provide a further boost to consumer spending in the fourth quarter. Through the end of September, crude oil prices had declined 19% from a mid-July peak of $77 per barrel and wholesale prices had declined 35% since August.

The impact of the housing slump on consumer spending was not clear as of the Valuation Date. Some economists believed that equity withdrawal as home values increased had been a boost to spending and if withdrawal possibilities were reduced with declining home prices, consumers would cut back on spending. Other economists focused principally on overall household wealth as the most important factor for spending. Household net worth hit a record in the second

[3] Information is from *Business Week*, "Business Outlook," James C. Cooper, various weekly issues from September 11, 2006 to October 16, 2006, and a news release dated September 28, 2006 from the Bureau of Economic Analysis, U.S. Department of Commerce, entitled "Gross Domestic Product: Second Quarter 2006 (Final)."

quarter and with the stock market rebounding in the third quarter, overall wealth was expected to continue to increase. Although the median home price declined in August by 1.7%, prices were up 22.0% in three years and 40.0% in five years, representing capital gains that have added significantly to overall wealth.

The U.S. trade deficit in July was a record $68 billion; however, the deficit appeared to be stabilizing in late September, with both imports and exports adjusted for price changes. Since the end of 2005, real exports of goods and services increased at a 9.4% annual rate, compared with a 4.7% increase for real imports. Improvement in the trade balance is a function of strong economic activity outside the U.S. and somewhat slower growth in the U.S. Expectations for an improving deficit were also a function of the declining value of the dollar, a circumstance that makes American products more competitive in overseas markets.

The outlook for capital spending was also positive, with second quarter profits and cash flow from the corporate sector at record levels. Profit margins from nonfinancial companies were above the peak levels recorded in the late 1990s. Through August, orders for commercial goods outside of commercial aircraft were increasing at a faster pace in the third quarter in comparison with the second quarter. In addition, private-sector spending in August on business construction projects increased 3.4%, with significant increases in manufacturing and commercial buildings. For all of 2006, nonresidential spending had increased $37 billion from the prior year.

The unemployment rate in August was 4.7%, consistent with the rate for all of 2006. Hourly pay for production workers increased 3.9% in August from the prior year's period, the third consecutive monthly increase of this magnitude. Revised data from the Labor Department indicated that productivity, measured as output per hour worked, increased at a rate of 2.5% through the second quarter from the same quarter in the prior year. Overall hourly compensation increased at a rate of 7.7%, suggesting that productivity was not rising fast enough to offset higher labor costs. Historically, unit labor costs, the cost of making a typical unit of output, has been a key driver of inflation.

In July and August, core consumer prices, which exclude food and energy, rose 0.2%, after increasing 0.3% for four months in a row. Core producer prices for finished goods fell 0.3% in July and 0.4% in August. The declines primarily reflected discounts for cars and trucks, but even excluding these discounts, core prices had declined from earlier in the year. The Federal Reserve, at its September 20 meeting, elected to leave its target funds rate unchanged at 5.25% for the second time in a row.

In summary, the pace of consumer spending was expected to remain healthy and keep pace with GDP. Business investment was expected to continue to power the economy, with growth of 3.0% to 4.0% expected in 2007. Additional strength in the U.S. economy was expected to be provided by a healthy global economy, with strong demand increasing manufacturing capacity utilization rates and capital spending. The principal concerns for an unexpected change in economic prospects related to inflation and the related effects of high oil prices.

INDUSTRY

The nonprofit arts industry generated $134 billion in total economic activity by arts organizations (including art museums, theatres, performing arts centers, musical theatres and history museums, among others) and their audiences in 2000 (the latest date prior to the Valuation Date for which study data was available), based on a study of 91 communities in 34 states and 3,000 arts organizations. Total spending by the country's nonprofit arts organizations increased by 45% between 1992 and 2000, from $36.8 billion to $53.2 billion. During the same period, growth in GDP was 55%.[4]

The following schedule presents a season-by-season statistical summary for Broadway shows in New York City:[5]

Season	Gross (by millions)	Attendance (by millions)	Playing Weeks[6]	New Productions
1984-85	$209	7.34	1,078	33
1985-86	$190	6.53	1,041	34
1986-87	$208	7.07	1,039	41
1987-88	$253	8.13	1,113	30
1988-89	$262	8.06	1,108	33
1989-90	$282	8.04	1,070	39
1990-91	$267	7.32	976	30
1991-92	$293	7.38	905	38
1992-93	$328	7.86	1,019	34
1993-94	$356	8.11	1,066	38
1994-95	$406	9.04	1,120	32
1995-96	$436	9.46	1,146	37
1996-97	$499	10.57	1,349	37
1997-98	$558	11.48	1,442	33
1998-99	$588	11.67	1,441	38
1999-00	$603	11.38	1,460	37
2000-01	$666	11.89	1,484	28
2001-02	$643	10.95	1,434	37
2002-03	$721	11.42	1,544	36
2003-04	$771	11.61	1,451	39
2004-05	$769	11.53	1,494	39
2005-06	$862	12.00	1,501	39

4 "Arts & Economic Prosperity, The Economic Impact of Nonprofit Arts Organizations and Their Audiences." Americans for the Arts, 2003.

5 Information is from www.livebroadway.com.

6 Playing weeks are calculated by counting the number of weeks during which each show performed in a given year, and then adding up each show's subtotal to determine the overall number of weeks of performance logged by all shows. The result is the best measure of overall activity.

The compound annual increase in gross was approximately 7.0% for the 21-year period ended with the 2005-06 season. The increase was generally steady (along with overall economic activity), although the decline in 1990-91 coincided with an economic downturn.

The following schedule presents a breakdown of Broadway season statistics for the 2001-02 through 2005-06 seasons:[7]

	2005-06	2004-05	2003-04	2002-03	2001-02
Attendance	**12,003,148**	**11,527,349**	**11,605,480**	**11,422,679**	**10,954,868**
Musicals	10,090,793	9,541,666	10,022,404	9,089,914	8,465,556
Plays	1,912,355	1,971,978	1,572,175	2,292,377	2,475,761
Specials		13,705	10,901	40,388	13,551
Gross	**$861,646,499**	**$768,553,418**	**$770,990,969**	**$720,917,872**	**$643,393,840**
Musicals	$734,130,811	$648,102,341	$683,636,473	$606,771,565	$522,643,624
Plays	$127,515,688	$119,885,667	$86,900,854	$112,646,293	$120,195,827
Specials					
Playing Weeks	**1,501**	**1,494**	**1,451**	**1,544**	**1,434**
Musicals	1,110	1,040	1,089	1,014	948
Plays	391	427	355	498	477
Specials	0	27	7	32	9
New Shows	**39**	**39**	**39**	**36**	**37**
Musicals	12 n, 3 rev	11 n, 4 rev	10 n, 3 rev	7 n, 6 rev	8 n, 2 rev
Plays	14 n, 10 rev	14 n, 9 rev	14 n, 9 rev, 1 r/e	11 n, 9 rev	14 n, 10 rev, 1 r/e
Specials	0	1	2	3	2
Avg. Paid Admission	**$71.79**	**$66.67**	**$66.43**	**$63.11**	**$58.73**
Musicals	$72.75	$67.92	$68.21	$66.75	$61.74
Plays	$66.68	$60.79	$55.27	$49.14	$48.55
Specials		$41.26	$41.61	$37.14	$40.91

Notes: n = new, rev = revival, r/e = return engagement.

7 Information is from www.livebroadway.com.

The following schedule presents a season-by-season statistical summary of Broadway road tours:

Season	Gross (by millions)	Attendance (by millions)	Playing Weeks
1984-85	$226	8.2	993
1985-86	$236	8.7	993
1986-87	$224	8.3	901
1987-88	$223	7.6	893
1988-89	$256	8.3	869
1989-90	$367	11.1	944
1990-91	$450	12.5	1,152
1991-92	$503	12.9	1,171
1992-93	$626	14.9	1,296
1993-94	$705	16.0	1,249
1994-95	$701	15.6	1,242
1995-96	$796	18.1	1,345
1996-97	$782	17.6	1,334
1997-98	$721	15.2	1,127
1998-99	$707	14.6	1,082
1999-00	$572	11.7	888
2000-01	$541	11.0	823
2001-02	$593	11.7	863
2002-03	$642	12.4	877
2003-04	$714	12.9	1,060
2004-05	$934	18.2	1,389
2005-06	$915	17.1	1,377

The patterns observed above are somewhat different than for Broadway, with declines in gross from the 1995-96 season through the 2000-01 season, suggesting greater variance in performance. Overall growth for the entire period, however, is not inconsistent with Broadway figures.

On balance, we believe that overall economic activity and the health of the theatre industry as of the Valuation Date was favorable in terms of short-term expectations for the Licensing Rights with respect to the ability to generate income. To the extent that the economic expansion continued, the environment would be expected to remain relatively stable with no markedly favorable or unfavorable factors impacting the value of the Licensing Rights. The above data suggest, however, that income potential for the Licensing Rights may be relatively sensitive to the health of the consumer economy, a circumstance that increases risk to some degree.

IV. VALUATION ANALYSIS

INTRODUCTION

Although there are countless rules and techniques for determining the value of business interests and intangible assets, there are only three conceptually different valuation approaches. The three generally accepted approaches used in determining the fair market value of business interests and intangible assets are the income, market and cost approaches. Depending on the facts and circumstances of a particular appraisal, independent application of the three approaches can yield conclusions that are substantially different. Simultaneous application of at least two of the three approaches, when applicable, allows an appraiser to arrive at mutually supporting conclusions that indicate a reasonable range of values. As the appraisal is performed, the strengths of the individual approaches are considered and the influence of each approach in the appraisal process is weighed according to its likely accuracy. The following is a brief description of the three general approaches to value.

APPROACHES

Income Approach

The income approach measures the present worth of anticipated future net cash flows generated by the subject asset. The net cash flows are forecast for an appropriate period, or capitalized in the case of a single period model, and then discounted to present value using an appropriate discount rate. In intangible asset valuations, net cash flow forecasts require analysis of all variables influencing revenues, expenses and associated risk factors. An income approach methodology is generally useful because it accounts for the specific contribution of fundamental factors impacting those variables that affect the value of the subject asset.

Market Approach

The market approach is performed by observing the price at which assets comparable to the subject asset are bought and sold. Adjustments are made to the data to account for relevant differences between the subject asset and the comparable assets. The market approach is most applicable to assets that are homogeneous in nature and are actively traded. Relative to other approaches to value, the key strength of the market approach is that it provides objective indications of value while requiring that relatively few assumptions be made in certain cases. Assessing relative values under a market approach can be difficult where significant differences exist in the fundamental outlook of the subject asset and the comparable assets.

Cost Approach

The cost approach considers replacement cost as an indicator of value and is based on the assumption that a prudent investor would pay no more for an asset than the amount for which he could replace or re-create the asset. The cost approach is sometimes performed by estimating the replacement cost of an asset similar to the subject. Often, historical cost data can be used to indicate the current cost of reproduction or replacement. Adjustments are made for physical deterioration and the functional and economic obsolescence of the appraised asset.

ADJUSTMENTS

Introduction

Once the value of an asset has been determined, certain adjustments may be required to determine the appropriate value of a specific ownership interest in the asset. The two most common adjustments relate to whether the ownership interest effectively controls the business and whether the ownership interest is freely marketable.

Control vs. Minority Interest

The term "minority interest" is defined as a non-controlling interest in a business enterprise where the necessary elements of control are lacking. These elements of control include the ability: to choose management and set their compensation; to acquire or liquidate assets; to set dividend policy; to determine strategic direction; and to select people with whom to do business. It is clear that someone possessing a minority interest lacks potentially valuable rights that a controlling stockholder or group enjoys. Note, however, that the key to identification of a minority interest is the lack of elements of control. In certain situations, a shareholder may possess these elements of control even though the shareholder's interest does not exceed 50% of the voting stock.

Prior to performing an appraisal, it is necessary to evaluate the facts and circumstances surrounding the situation to determine whether or not effective control exists. The analysis must then be prepared such that the conclusion reflects the appropriate standard of value. For example, if the valuation technique used yields a conclusion on a control basis, a minority interest discount may be required. Conversely, if the valuation technique used yields a conclusion on a minority interest basis, a control premium may be required.

Marketability

The concept of a discount for lack of marketability is based on the premise that an interest in a business that is readily marketable is worth more than an interest in a comparable business that is not readily marketable. The owner of a minority interest in a closely held corporation cannot sell the interest in a public market to achieve liquidity. Marketability has inherent value to investors because the lack of marketability increases potential opportunity costs. This disadvantage will typically require a discount to the gross value of the interest as compared to a similar interest that is actively traded.

Quite often, a valuation analysis results in a value conclusion that represents the value of a share as if freely traded. This is the case in situations in which the subject company is closely-held and the analysis is based on the values of publicly-traded shares of similar companies, or when the present value of future cash flows is calculated based on a discount rate derived through analysis of publicly traded shares. To the extent that a ready market does not exist for the subject ownership interest, a discount for the lack of marketability may be appropriate.

A marketability discount is generally not appropriate in a situation involving a controlling interest because freely-traded controlling interest values are not directly observable in the same context as the public market for minority ownership interests. In addition, controlling interests can be easier to market than closely-held minority interests, as the buyer does not inherit the problems of the minority interest shareholder and the control shareholder reaps the benefits of ownership in the company during the marketing period leading up to the sale.

APPLICATION TO THE LICENSING RIGHTS

Although there are numerous individual valuation formulae and techniques, these may all be categorized into three standard business valuation approaches: income, market and cost. The method, or methods, selected for a valuation analysis will depend on the appraiser's judgment and experience with similar valuations, and on the quantity and quality of available financial, operational and industry data.

The objective of our analysis was to determine the fair value of the Licensing Rights on a basis consistent with the control of the Licensing Rights and related income. In this instance, the only applicable approach was the income approach. It is not feasible to construct a market approach analysis because of the lack of reliable data on which to base such an analysis. In general, sales of specific items of intellectual property independent of an exchange of an entire company or operating division are relatively infrequent. When such sales do occur, the terms of the transaction are typically not disclosed. Even in those instances where the terms are disclosed, comparability between the intellectual property involved in the transaction and the intellectual property at issue is likely to present a problem. With respect to the cost approach, the development cost of the Licensing Rights would not account for income potential. While development cost for certain types of intellectual property may suggest a maximum value in the context of the cost to recreate the asset, such is not the case with unique intellectual property with commercial potential. In these instances, an income approach is necessary to assess the potential and the risk associated with generating income.

Because our valuation analysis in the context of a fair market value transaction assumes control of the Licensing Rights, we do not discount our conclusion for marketability considerations. In our opinion, there is no basis on which to estimate such a discount. The income approach methodology adequately considers the required return and relevant risk factors in arriving at a value for the Licensing Rights. A hypothetical buyer of the Licensing Rights would not be expected to demand a premium to the required rate of return to account for marketability.

INCOME APPROACH

Introduction

As noted above, we relied on the results of an income approach analysis to arrive at a conclusion of value for the Licensing Rights. We elected to use a discounted cash flow approach application in our income approach methodology. Our discounted cash flow model is included as Exhibit I (see discussion below).

The discounted cash flow approach is based on the premise that the value of an income-producing asset is equal to the present value of the future economic income to be derived by the owners of the asset. Specifically, our valuation involved the following procedures:

1. Estimate the total royalties related to the Licensing Rights.

2. Deduct expenses from the royalty stream to arrive at an estimate of pretax income.

3. Deduct taxes from the pretax income stream to arrive at net income.

4. Apply a discount rate to the net income stream to calculate the present value of the income associated with the Licensing Rights.

The present value of the net income (or net cash flow) represents the value of the Licensing Rights, per the discounted cash flow approach.

Analysis

Revenues

For both Medea TCM and The Elephant Man, revenues are forecast in the following categories:

- First Class Advances
- First Class Royalties
- Regional and Community Theatres
- High Schools

First class productions play in theatres that are distinct from the regional and community theatre market. Local producers acquire the rights for a theatrical property to stage productions in a designated market, paying an advance to secure exclusive rights under license. In addition, the owner of the rights secures royalty payments equal to a certain percentage of gross receipts, typically between 10% and 25%, which may be split among various other entities with a stake in the productions. ERC expects to keep 40% of all royalties generated in the first class market. Productions in first class markets may enjoy extended runs similar to those on Broadway. The market in North America for first class rights includes theatres in Toronto, Los Angeles, Chicago and San Francisco. Worldwide, ERC estimates that there are 38 markets in which there is at least one first class theatre.

The regional and community theatre market consists of theatres in smaller venues, with such theatres generally offering a season of shows to subscribers. Shows often run for approximately four weeks with eight productions per week. The number of shows offered in a season is generally from four to six. In its projections, ERC assumes a 10% royalty payment on gross receipts with 40% of such royalties retained by ERC. The high school market is structured in a manner similar to the regional and community theatre market in terms of royalties. The high school market is larger in terms of potential venues though the royalties per production would be expected to be significantly less than for a regional production.

As noted above in our discussion of the Licensing Rights, there is no historical data specifically related to the licensing rights, with the exception of high school presentations for Medea TCM, on which to base a revenue forecast. The following statistics suggest some basis for consideration of the potential market for the Licensing Rights; however, there is not an objective basis for determining whether Medea TCM or The Elephant Man will be a success or failure in terms of its reception in the market for musicals. As a result, we make certain broad assumptions regarding revenue potential and then separately consider risk in various contexts. Certain of the statistics we considered in our revenue forecast were as follows:

- Approximately three out of four musicals will not earn back their original investment through a Broadway run (we note that a show may be only reasonably successful on Broadway and still generate royalties from performances in other venues).[8]

- The up-front investment to bring a musical to Broadway is in approximately $10 million on average.

- Long-running Broadway shows may play Broadway for several years.[9]

- The average weekly gross for musicals for the 2005-06 Broadway season was $661,379.

- Broadway road tours (including plays) grossed $915 million in the 2005-06 season. Using an ERC estimate of 1,200 regional theatres, this suggests a per theatre gross of $762,500 on average.

- Attendance of 17.1 million at regional theatres indicates an average ticket price of approximately $53.51 (note that the figures for total gross and ticket prices are not inconsistent with figures used by the Company to prepare its forecasts).

- Approximately one-third of the new shows that opened on Broadway each year between the 2001-02 and 2005-06 seasons were musicals.

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[8] Posner, Michael. "Lion Makes a Killing." *Globe and* Mail, April 26, 2004: R1.

[9] *The Phantom of the Opera* holds the record for performances at 7,893 (an approximate figure as of the Valuation Date) and was still open as of the Valuation Date. *Cats, Les Miserables, A Chorus Line* and *Oh! Calcutta!* all played more than 6,000 performances. Among the top 50 longest-running Broadway shows of all time, several musicals registered more than 1,500 performances, including *Mame, Dreamgirls, Jekyll & Hyde, Evita* and *Ain't Misbehavin'*. (see http://www.broadwayworld.com)

- Approximately 85% of the gross receipts on Broadway for the 2001-02 through 2005-06 seasons were for musical productions.

- *Mamma Mia!*, a hugely successful musical production that was playing on Broadway as of the Valuation Date (having completed more than 2,100 performances), was being produced in 19 different foreign markets.

The following reflects our base assessment of a forecasted income stream for ERC:

<u>Medea TCM</u>

First class advances:

- 3 territories sold in each of the years 2008 (ending August 31) through 2010;
- Advance payments per territory increase from $712,600 to $738,404; and
- ERC retains 40% of the advance payment.

First class royalties:

- 3 new productions in each of the years 2008 through 2011;
- Cumulative productions of 5 in 2009 through 2011 and 2 in 2012;
- Average weekly gross per production increases from $671,880 to $708,819;
- 12 weeks of production in 2008 and 52 weeks thereafter;
- Total royalties are equal to 20% of gross receipts; and
- ERC retains 40% of total royalties.

Regional and community theatres (limited to the defined domestic population):

- 12 new licenses in each of the years 2009 through 2014;
- Average number of seats = 1,200; average ticket price increases from $57.00 to $62.32; average attendance percentage = 75%;
- Total royalties are equal to 10% of gross receipts; and
- ERC retains 40% of total royalties.

High school productions (limited to a segment of the defined domestic population):

- 91 new productions in each of the years 2009 through 2014;
- Average number of seats = 500; average ticket price increases from $8.29 to $9.06; average attendance percentage = 75%; and
- Total royalties are equal to 40% of gross receipts, all of which are retained by ERC.

The Elephant Man

First class advances:

- 3 territories sold in each of the years 2009 through 2012;
- Advance payments per territory increase from $725,427 to $765,309; and
- ERC retains 40% of the advance payment.

First class royalties:

- 3 new productions in each of the years 2009 through 2012;
- Cumulative productions of 5 in 2010 through 2012 and 2 in 2013;
- Average weekly gross per production increases from $683,974 to $721,577;
- 12 weeks of production in 2009 and 52 weeks thereafter;
- Total royalties are equal to 20% of gross receipts; and
- ERC retains 40% of total royalties.

Regional and community theatres (limited to the defined domestic population):

- 12 new licenses in each of the years 2010 through 2015;
- Average number of seats = 1,200; average ticket price increases from $58.02 to $63.44; average attendance percentage = 75%;
- Total royalties are equal to 10% of gross receipts; and
- ERC retains 40% of total royalties.

High school productions (limited to a segment of the defined domestic population):

- 91 new productions in each of the years 2010 through 2015;
- Average number of seats = 500; average ticket price increases from $8.44 to $9.23; average attendance percentage = 75%; and
- Total royalties are equal to 40% of gross receipts, all of which are retained by ERC.

Risks associated with our base assessment of revenues is discussed below in the discount rate section.

Expenses

Expenses related to the Licensing Rights include administrative wages, legal and professional services, office expenses, travel and marketing expenses. We reviewed projections developed by the Company to determine reasonable expense forecasts. Operating expenses in years one through three of the forecast are equal to $562,954, $859,631 and $1,050,125, respectively. Note that these expenses are associated only with the revenues to be generated by the Licensing Rights and do not reflect any expansion of business operations for ERC beyond maximizing revenues for the Licensing Rights.

Discount Rate

Our development of an appropriate rate of return (or cost of capital) for the Licensing Rights was based on an application of a build-up approach. In the build-up approach, the cost of capital is determined based on the addition of various premiums to the risk-free rate, generally measured as the rate on long-term treasury bonds. The premiums will include an equity risk premium and may include premiums that are specific to the industry in which the subject company operates or premiums that account for risks that are specific to the subject company. To the extent possible, empirical data is used to estimate all premiums, although certain elements of specific company risk may not be directly observable. In addition, premiums related to specific company risk should be consistent with the development of cash flow forecasts.

We also considered the rate of return indicated by the capital asset pricing model ("CAPM"),[10] a distinct application of a traditional build-up approach. The general theory underlying the CAPM assumes that investors maintain investments in a number of different securities to reduce unsystematic risk[11] through diversification. Another form of risk, systematic risk,[12] cannot be reduced through diversification, and must be considered in the cost of capital derivation.

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[10] The capital asset pricing model is a centerpiece of modern financial economics and is widely used in the financial community. The model provides a precise prediction of the relationship that should be observed between the risk of an asset and its expected return. The model was developed in the mid-1960s, principally by William F. Sharpe, John Lintner and Jack Treynor. See, for example, *Principles of Corporate Finance,* Seventh Edition, Richard A. Brealey and Stewart C. Myers, McGraw-Hill/Irwin, Burr Ridge, Illinois, 2003.

[11] Unsystematic risk, or unique risk, stems from the fact that many of the perils that surround an individual company are peculiar to that company and perhaps its immediate competitors. This risk is diversifiable. See also Brealey and Myers.

[12] Systematic risk, or market risk, stems from the fact that there are economy-wide perils that threaten all businesses, a circumstance that explains why stocks have a tendency to move together. Investors are exposed to market risk no matter how many stocks are held in a portfolio. See also Brealey and Myers.

If we assume, for example, that the returns of each of the assets in a portfolio are partly dependent on economic performance as measured by gross domestic product, the probability of the portfolio earning a normal return falls in proportion to the level of dependence on economic performance. Therefore, it would be wise for investors to require a proportionately greater rate of return on an investment in an asset that contributes a greater level of risk to a portfolio. The contribution of an individual security to the risk of a well-diversified portfolio is measured by beta (ß) in the context of the CAPM. Beta measures the sensitivity of the returns of an individual security to overall market returns.

The cost of equity was determined for the Licensing Rights as follows:

$$K_e = R_f + [R_m - R_f] + R_u$$

where:

K_e is the cost of equity;

R_f is the risk-free rate of return, estimated as the yield to maturity on 30-year Treasury securities, or approximately 4.8% as of the Valuation Date;

$[R_m - R_f]$ is the market risk premium, with R_m representing the expected return on the market portfolio, estimated to equal 7.1%, based on historical data published in *Stocks, Bonds, Bills and Inflation, Valuation Edition Yearbook*, by Ibbotson Associates ("Ibbotson") for realized premiums, and estimated to be in the range of 3.5% to 6.0% based on forward expectations;[13] and

R_u is an estimate of unsystematic risk, estimated to range from approximately 4.0% to approximately 10.0%, based on historical data published by Ibbotson Associates for returns on small company stocks.

In the development of the cost of equity using the build-up approach, Ibbotson recommends using an industry risk premium and a size premium (which may be considered to be proxies, at least in part, for the term R_u noted above). The industry risk premium measures how risky the industry is in relation to the market as a whole, regardless of size. In the CAPM framework, beta accounts for the adjustment of the market risk premium in the context of industry risk.

Considering the appropriate unsystematic risk premium in terms of industry risk is complicated to some degree by the nature of the Licensing Rights. SIC Code 792, theatrical producers (except motion picture), bands, orchestras and entertainers is the closest in terms of capturing comparable risk elements. The risk premium reported by Ibbotson for SIC Code 792 is 1.85% based on data through year-end 2005 and 6.86% based on data through year-end 2003.

Thus, the build-up method suggests a cost of equity capital ranging from 14.2% (employing the low end of the ranges noted above for the market risk premium and the unsystematic risk

[13] Grabowski, Roger J. "Equity Risk Premium: What is the Current Evidence?" *Business Valuation Review*, Fall 2005, Volume 24, No. 3: pp.108-114.

premium, or 4.8% + 3.5% + 4.0% + 1.9%) to 28.8% (employing the realized market risk premium estimate and the high end of the range for unsystematic risk, or 4.8% + 7.1% + 10.0% + 6.9%).

In the context of the CAPM,[14] we reviewed industry specific data as reported by Ibbotson in the *Cost of Capital 2005 Yearbook*, including data for SIC Code 78 (establishments producing and distributing motion pictures, exhibiting motion pictures in commercially operated theatres, and furnishing service to the motion picture industry) and SIC Code 79 (establishments engaged in providing amusement and entertainment services, not elsewhere classified). Data was not provided for SIC Code 792. In the absence of information specific to theatre productions, these industries provide the most comparable data in this instance. The systematic risk associated with the Licensing Rights is a function of the impact of economic conditions on consumer decisions regarding the use of disposable income for entertainment consumption, a circumstance that is not dissimilar to firms operating in SIC Codes 78 and 79.

Data presented by Ibbotson indicate the cost of equity capital as follows:[15]

SIC Code 78
Motion Pictures (20 companies)

	CAPM	CAPM + Size Premium	3-Factor Fama-French
Median	14.65	18.67	12.39
SIC Composite	11.33	13.14	14.90
Large Composite	11.77	12.72	15.91
Small Composite	23.30	27.32	33.61
Average	15.26	17.96	19.20

[14] According to Ibbotson Associates, the CAPM does not fully account for the higher returns of small company stocks. Estimates of the cost of equity capital using a "Size Premium" add a premium that is determined by the equity capitalization of a company. The Fama-French Three Factor Model is a multiple linear regression model developed by Eugene Fama and Kenneth French. The model is estimated by running a time series multiple regression for each company. The depended variable is the company's monthly excess stock returns over Treasury bill returns. The independent variables are as follows: 1) the monthly excess returns on the market over Treasury bill returns; 2) the difference between the monthly return on small-cap stocks and large-cap stocks; and 3) the difference between monthly returns on high book-to-market stocks and low book-to-market stocks.

[15] See Gordon V. Smith and Russell L. Parr, "Valuation of Intellectual Property and Intangible Assets," Third Edition, John Wiley & Sons, Inc., New York, 2000 for a discussion of the use of CAPM and the estimation of beta in the development of rate of return requirements for valuing intangible assets.

SIC Code 79
Amusement and Recreation Services (46 companies)

	CAPM	CAPM + Size Premium	3-Factor Fama-French
Median	10.83	12.78	12.71
SIC Composite	9.83	10.78	12.22
Large Composite	9.31	9.31	11.67
Small Composite	12.90	16.92	20.36
Average	10.72	12.44	14.24

While SIC Code 79 includes theatrical producers, the classification also includes numerous casinos and sporting industry ventures. With respect to the broad industry groupings noted above, SIC Code 78 is somewhat more comparable. In general, a risk measure for intangible assets such as the Licensing Rights should be based on observable risk measures for companies that are highly dependent on the same type of intangible asset for which a value is desired. In the subject case, the Licensing Rights reflect protected materials used in theatrical productions and there are no directly observable risk measures in the context of the Ibbotson-determined cost of capital estimates. The average of the three measures for SIC Code 78 is 17.5%, although the small composite average is significantly higher at 28.1%. The average of the three measures for SIC code 79 is 12.5%, with the small composite average equal to 16.7%.

The calculation of an appropriate discount rate for the Licensing Rights suggests rates in the range of 12.5% to 16.7% employing various methodologies, with rates as high as 28.8% if we assign significant industry and size risk to the Licensing Rights. On balance, we believe there is some level of both industry and size risk as indicated by the data; however, the risk factors that characterize the Licensing Rights are distinct to some degree from those that characterize the operating companies that comprise the basis for the data. Accordingly, we elected to use a base discount rate of 20.0%, suggesting a total risk premium of 15.2%.

The selected discount rate should be used in an income approach model with expected cash flows, with forecast variables that consider both good and bad outcomes. In the context of the Licensing Rights, the determination of expected cash flows is difficult because of the nature of the assets. In the absence of a significant production history for either Medea TCM or The Elephant Man, the range of possible outcomes with respect to the success of either production is necessarily wide as illustrated by the following quote:

> The problem is that in many ways, Broadway is not unlike the film business: Nobody knows anything when it comes to forecasting success. Having the best cast, script, director or designer – even all of them at once – guarantees nothing, while shows with only mediocre talent often thrive. Or as [Margo] Lion has said: "What makes one of them take off like this? I have no idea. Any producer that tells you they have the solution to this is either seriously deluded or a rank beginner. You can't predict it . . . In the theatre, you can't make a living, but you

can make a killing. Obviously if we all knew what would make a hit, we'd be able to make a living."[16]

As a result of the difficulty in estimating *failure risk* for the Licensing Rights, we first consider the development cost associated with Medea TCM and The Elephant Man. As noted above, development costs, as provided to us by ERC, were estimated to total $6.0 million. Also as noted above, three out of four Broadway musicals do not recoup their investment during a Broadway run. If we assume that there is a 75% chance of total failure (in the context of the Licensing Rights, we assume no production funding is available) and a 25% chance that the investment would be recouped in full, a simplistic view of the expected value of the Licensing Rights can be calculated as follows: .75 * $0 + .25 * $6,000,000 = $1,500,000.

This value is likely to understate the value of the Licensing Rights as of the Valuation Date because the 75% figure does not equate to total failure, rather it is a broad measure of the number of Broadway productions that do not provide a return of the production investment. In addition, the prospect for upside potential is not included in a value of $1,500,000. Thus, absent a compelling and objective indication, as of the Valuation Date, that the Licensing Rights reflected an extraordinarily high likelihood for complete failure, we would expect an income approach analysis to result in a value conclusion exceeding $1,500,000.

To estimate risk, we considered both cash flow risk, modeled by moderating our base assumptions, and changes to our discount rate. While the discount rate would generally reflect only diversifiable risk, when specific risk is difficult to estimate, higher discount rates may be justified. The following matrix displays various combinations of cash flow risk and discount rate risk in the context of the value of the Licensing Rights:

**VALUE SUMMARY
(VALUES IN MILLIONS)**

Discount Rate	Cash Flow Risk: Base	25%	45%	65%	85%
50%	$14.6	$10.6	$7.4	$4.2	$0.9
40%	$19.0	$13.8	$9.7	$5.5	$1.3
30%	$25.4	$18.6	$13.0	$7.5	$1.9
20%	$35.1	$25.7	$18.1	$10.4	$2.7

16 Posner.

In each of the scenarios, we assume no value beyond 2013. The cash flow risk reduces base revenues. For example, in our base model, revenues in year five of the forecast are equal to approximately $33.2 million. The 25% risk factor reduces these revenues by 25%, so that year five revenues are equal to $24.9 million. The 85% risk factor reduces revenues by 85%, so that year five revenues are equal to $5.0 million. Expenses are consistent throughout each of the models.

The above matrix reflects point estimates of value in a risk continuum. The average for the above figures is approximately $12.0 million. The carrying cost of the Licensing Rights, based on the purchase price detailed above, is $4.5 million. Using a figure of $1.5 million from our cost analysis, a value of at least $4.5 million is supported by the following equation:

Value of Licensing Rights = .285 * $12,000,000 + .715 * $1,500,000 = $4,500,000.

In our opinion, the above probabilities in the context of reasonable risk assessment are appropriate for the Licensing Rights as of the Valuation Date. We further note that a value of $4,500,000 is not inconsistent with a 65% cash flow risk factor and a discount rate of 40% to 50%. Both imply significant risk in the context of the Licensing Rights as of the Valuation Date. The model included in Exhibit I reflect 65% risk and a 40% discount rate and is noted in bold in the above table (with a value conclusion of approximately $5,500,000).

Conclusion of Value – Income Approach

Based on our income approach analysis, the fair value of the Licensing Rights, as of August 31, 2006, is reasonably stated as being not less than $4,500,000.

V. VALUATION CONCLUSION

INTRODUCTION

Clothier & Head, P.S. has completed a valuation analysis of the Grand Licensing Rights to two theatrical musicals titled, *Medea The Contemporary Musical* and *The Elephant Man*, owned by Entertainment Royalty Corporation Inc. to determine the fair value of the Licensing Rights, as of August 31, 2006. We understand our analysis will be used for financial reporting purposes. No other use for this report is intended or should be inferred.

For purposes of this report, fair value is defined as the amount at which the asset could be bought or sold in a current transaction between willing parties, other than in a forced liquidation sale. We consider this definition to be generally consistent with the definition of fair market value: the price at which property would change hands between a willing buyer and a willing seller when the former is not under any compulsion to buy and the latter is not under any compulsion to sell, both parties having reasonable knowledge of the relevant facts.

SYNTHESIS AND CONCLUSION

We formulated a valuation conclusion for the Licensing Rights based on the development of an income approach methodology. Based on the methodology employed in our analysis, it is our opinion that the fair value of the Licensing Rights, as of August 31, 2006, is reasonably stated as being not less than:

$4,500,000

FOUR MILLION FIVE HUNDRED THOUSAND DOLLARS

PROCEDURES

Our valuation was conducted in accordance with generally accepted valuation standards and included those procedures we considered necessary under the circumstances. We relied on information received regarding the Licensing Rights as a fair reflection and made limited investigation as to the accuracy and completeness of such information. Our analysis was based in part on this information as well as on other data we developed.

We have not, as a part of this engagement, performed an examination or compilation of any forecast of financial information and, therefore, do not express an opinion or any other form of assurance on that information. There will usually be differences between forecasted and actual results because events and circumstances frequently do not occur as expected, and those differences may be material.

We are independent of the Company and have no current or prospective interest in the subject assets. Our fee for this appraisal service was in no way influenced by the results of our analysis.

IV. STATEMENT OF LIMITING CONDITIONS

This value opinion report has been prepared pursuant to the following general assumptions and general limiting conditions:

1. We assume no responsibility for the legal description or matters including legal or title considerations. Title to the subject assets, properties or business interests is assumed to be good and marketable unless otherwise stated.

2. The subject assets, properties or business interests are appraised free and clear of any or all liens or encumbrances unless otherwise stated.

3. We assume responsible ownership and competent management with respect to the subject assets, properties or business interests.

4. The information furnished by management is believed to be reliable; however, we issue no warranty or other form of assurance regarding its accuracy.

5. We assume that there is full compliance with all applicable Federal, state and local regulations and laws unless noncompliance is stated, defined and considered in the appraisal report.

6. We assume that all required licenses, certificates of occupancy, consents or legislative or administrative authority from any local, state or national government, private entity or organization have been or can be obtained or renewed for any use on which the valuation opinion contained in this report is based.

7. Possession of this valuation report, or a copy thereof, does not carry with it the right of publication. It may not be used for any purpose by any person other than the party to whom it is addressed without our written consent and, in any event, only with proper written qualifications and only in its entirety.

8. We, by reason of this valuation, are not required to give testimony, or to be in attendance in court with reference to the assets, properties or business interests in question unless arrangements have been previously made.

9. This valuation report has been prepared in conformity with, and is subject to, the requirements of the code of professional ethics and standards of professional conduct of the professional appraisal organizations of which we are members.

10. Disclosure of the contents of this valuation report is governed by the bylaws and regulations of the CFA Institute and the American Society of Appraisers.

STATEMENT OF LIMITING CONDITIONS (CONT)

11. No part of the contents of this report, especially any conclusions of value, the identity of the appraisers, or the firm with which the appraisers are associated, shall be disseminated to the public through advertising, public relations, news, sales or other media without our prior written consent and approval.

12. We assume no responsibility for any financial reporting judgments which are appropriately those of management. Management accepts the responsibility for any related financial reporting with respect to the assets, properties or business interests encompassed by this appraisal.

V. APPRAISAL CERTIFICATION

We hereby certify the following statements regarding this appraisal:

1. We have inspected certain of the assets, properties or business interests encompassed by this appraisal.

2. We have no present or contemplated future interest in the assets, properties or business interests that are the subject of this appraisal report.

3. We have no personal interest or bias with respect to the subject matter of this report or the parties involved.

4. Our compensation for making the appraisal is in no way contingent upon the value reported.

5. To the best of our knowledge and belief, the statements of facts contained in this report, upon which the analyses, conclusions and opinions expressed herein are based, are true and correct.

6. No persons other than appraisers of Clothier & Head, P.S. have prepared the analyses, conclusions and opinions concerning the assets, properties or business interests set forth in this report.

7. Unless otherwise stated in our opinion, it is understood that this engagement is not required to be conducted pursuant to the Uniform Standards of Professional Appraisal Practice as promulgated by the Appraisal Foundation.



Mark L. Mitchell, CFA, ASA

VI. QUALIFICATIONS OF PRINCIPAL APPRAISER

MARK L. MITCHELL, CFA, ASA
Director of Valuation Services

Mark L. Mitchell participates in all phases of project management and client development for the firm. He has extensive experience in the valuation of business assets for gift and estate tax purposes, acquisition, divestiture, strategic planning, minority stockholder disputes, employee stock ownership plans, and fairness and solvency opinions. He frequently values debt instruments and other specialized securities, including convertible bonds, preferred stock, options and warrants. Mr. Mitchell has completed numerous assignments involving the valuation of intangible assets, including patents, software, license agreements, trademarks and trade names.

Mr. Mitchell has significant experience in providing valuation consulting services in litigation support situations. He has provided services in cases involving economic loss, business interruption/lost profits, bankruptcy/reorganization and marital dissolution. Mr. Mitchell brings to the firm an extensive knowledge of financial markets, economics, securities analysis, and the tax and accounting aspects of valuation issues. He has served clients in a wide variety of industries.

Mr. Mitchell holds a Master of Business Administration degree in Finance from Southern Methodist University and two Bachelor of Science degrees, in Mathematical Sciences and Economics and Systems Analysis, also from Southern Methodist University. He is a member of the CFA Institute, a member of the CFA Society of Seattle and a Senior Member of the American Society of Appraisers.

EXHIBIT I

INCOME APPROACH ANALYSIS

EXHIBIT I-1

ENTERTAINMENT ROYALTY CORP. INC.
INCOME APPROACH ANALYSIS

TAX AND INFLATION ASSUMPTIONS	Period / Year Ending	1	2	3	4	5	6	7	8	9	10
		8/31/07	8/31/08	8/31/09	8/31/10	8/31/11	8/31/12	8/31/13	8/31/14	8/31/15	8/31/16
Tax rate		35.0%	35.0%	35.0%	35.0%	35.0%	35.0%	35.0%	35.0%	35.0%	35.0%
Net operating loss carryforward	$ -										
Inflation rate		1.8%	1.8%	1.8%	1.8%	1.8%	1.8%	1.3%	1.8%	1.8%	1.8%
Residual growth rate											

FORECAST ASSUMPTIONS	Period	1	2	3	4	5	6	7	8	9	10
LICENSING REVENUES – MEDEA THE CONTEMPORARY MUSICAL											
First Class Advances											
Amount of payment		$ 700,000	$ 712,600	$ 725,427	$ 738,484	$ 751,777	$ 765,309	$ 779,035	$ 793,108	$ 807,384	$ 821,917
Number of territories		0	3	3	3	0	0	0	0	0	0
Advance percentage		40%	40%	40%	40%	40%	40%	40%	40%	40%	40%
First Class Royalties											
New productions		0	3	3	3	3	0	0	0	0	0
Closed productions		0	0	1	3	3	3	2	0	0	0
Cumulative productions		0	3	5	5	5	2	0	0	0	0
Weekly gross		$ 660,000	$ 671,880	$ 683,974	$ 696,285	$ 708,819	$ 721,577	$ 734,566	$ 747,788	$ 761,248	$ 774,950
Number of weeks		52	12	52	52	52	52	52	52	52	52
Royalty percentage		20%	20%	20%	20%	20%	20%	20%	20%	20%	20%
ERC royalty percentage		40%	40%	40%	40%	40%	40%	40%	40%	40%	40%
Regional and Community Theatres (venues)	1,200										
Number of licenses		0	0	12	12	12	12	12	12	0	0
Number of seats		1,200	1,200	1,200	1,200	1,200	1,200	1,200	1,200	1,200	1,200
Number of performances		32	32	32	32	32	32	32	32	32	32
Ticket Price		$ 55.00	$ 55.99	$ 57.00	$ 58.02	$ 59.07	$ 60.13	$ 61.21	$ 62.32	$ 63.44	$ 64.58
Attendance percentage		75%	75%	75%	75%	75%	75%	75%	75%	75%	75%
Royalty percentage		10%	10%	10%	10%	10%	10%	10%	10%	10%	10%
ERC royalty percentage		40%	40%	40%	40%	40%	40%	40%	40%	40%	40%
High Schools (venues)	22,699										
Number of licenses		0	0	91	91	91	91	91	91	0	0
Number of seats		500	500	500	500	500	500	500	500	500	500
Number of performances		5	5	5	5	5	5	5	5	5	5
Ticket Price		$ 8.00	$ 8.14	$ 8.29	$ 8.44	$ 8.59	$ 8.75	$ 8.90	$ 9.06	$ 9.23	$ 9.39
Attendance percentage		75%	75%	75%	75%	75%	75%	75%	75%	75%	75%
ERC royalty percentage		40%	40%	40%	40%	40%	40%	40%	40%	40%	40%
LICENSING REVENUES – THE ELEPHANT MAN											
First Class Advances											
Amount of payment		$ 700,000	$ 712,600	$ 725,427	$ 738,484	$ 751,777	$ 765,309	$ 779,085	$ 793,108	$ 807,384	$ 821,917
Number of territories		0	0	3	3	3	0	0	0	0	0
Advance percentage		40%	40%	40%	40%	40%	40%	40%	40%	40%	40%
First Class Royalties											
New productions		0	0	3	3	3	3	0	0	0	0
Closed productions		0	0	0	1	3	3	3	2	0	0
Cumulative productions		0	0	3	5	5	5	2	0	0	0
Weekly gross		$ 660,000	$ 671,880	$ 683,974	$ 696,285	$ 708,819	$ 721,577	$ 734,566	$ 747,788	$ 761,248	$ 774,950
Number of weeks		52	52	12	52	52	52	52	52	52	52
Royalty percentage		20%	20%	20%	20%	20%	20%	20%	20%	20%	20%
ERC royalty percentage		40%	40%	40%	40%	40%	40%	40%	40%	40%	40%
Regional and Community Theatres (venues)	1,200										
Number of licenses		0	0	0	12	12	12	12	12	12	0
Number of seats		1,200	1,200	1,200	1,200	1,200	1,200	1,200	1,200	1,200	1,200
Number of performances		32	32	32	32	32	32	32	32	32	32
Ticket Price		$ 55.00	$ 55.99	$ 57.00	$ 58.02	$ 59.07	$ 60.13	$ 61.21	$ 62.32	$ 63.44	$ 64.58
Attendance percentage		75%	75%	75%	75%	75%	75%	75%	75%	75%	75%
Royalty percentage		10%	10%	10%	10%	10%	10%	10%	10%	10%	10%
ERC royalty percentage		40%	40%	40%	40%	40%	40%	40%	40%	40%	40%
High Schools (venues)	22,699										
Number of licenses		0	0	0	91	91	91	91	91	91	0
Number of seats		500	500	500	500	500	500	500	500	500	500
Number of performances		5	5	5	5	5	5	5	5	5	5
Ticket Price		$ 8.00	$ 8.14	$ 8.29	$ 8.44	$ 8.59	$ 8.75	$ 8.90	$ 9.06	$ 9.23	$ 9.39
Attendance percentage		75%	75%	75%	75%	75%	75%	75%	75%	75%	75%
ERC royalty percentage		40%	40%	40%	40%	40%	40%	40%	40%	40%	40%
Real growth			0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%

EXHIBIT I-2

ENTERTAINMENT ROYALTY CORP. INC.
INCOME APPROACH ANALYSIS

TAX AND INFLATION ASSUMPTIONS	Period / Year Ending	1 / 8/31/07	2 / 8/31/08	3 / 8/31/09	4 / 8/31/10	5 / 8/31/11	6 / 8/31/12	7 / 8/31/13	8 / 8/31/14	9 / 8/31/15	10 / 8/31/16
Tax rate		35.0%	35.0%	35.0%	35.0%	35.0%	35.0%	35.0%	35.0%	35.0%	35.0%
Net operating loss carryforward	$ -										
Inflation rate		1.8%	1.8%	1.8%	1.8%	1.8%	1.8%	1.8%	1.8%	1.8%	1.8%
Residual growth rate											
Operating Expenses											
Base staff expenses	$ 440,000										
Real growth in staff expenses		0.0%	50.0%	20.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Base overhead expenses	$ 113,000										
Real growth in overhead expenses		0.0%	50.0%	20.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Base other income (net)	$ -										
Nominal growth in other income		1.8%	1.8%	1.8%	1.8%	1.8%	1.8%	1.8%	1.8%	1.8%	1.8%
Working Capital											
Cash (% of revenues)		0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Trade receivables (% of revenues)		12.3%	12.3%	12.3%	12.3%	12.3%	12.3%	12.3%	12.3%	12.3%	12.3%
Other current assets (% of revenues)		0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Accounts payable (% of revenues)		2.7%	2.7%	2.7%	2.7%	2.7%	2.7%	2.7%	2.7%	2.7%	2.7%
Accrued expenses (% of revenues)		3.5%	3.5%	3.5%	3.5%	3.5%	3.5%	3.5%	3.5%	3.5%	3.5%
Capital Expenditures											
Base capital expenditures	$ 12,500										
Estimated economic life	8										
Remaining depreciable life - existing assets	5										
New assets (five year - percent of total)	0.0%										
New assets (seven year - percent of total)	100.0%										
New assets (fifteen year - percent of total)	0.0%										
New assets (twenty year - percent of total)	0.0%										
New assets (other - percent of total)	0.0%										
Depreciation Rates											
Book Depreciation	Straight Line Period										
5-year Property	5	20.00%	20.00%	20.00%	20.00%	20.00%	0.00%	0.00%	0.00%	0.00%	0.00%
7-year Property	7	14.29%	14.29%	14.29%	14.29%	14.29%	14.29%	14.29%	0.00%	0.00%	0.00%
15-year Property	15	6.67%	6.67%	6.67%	6.67%	6.67%	6.67%	6.67%	6.67%	6.67%	6.67%
20-year Property	20	5.00%	5.00%	5.00%	5.00%	5.00%	5.00%	5.00%	5.00%	5.00%	5.00%
Other Property	33	3.03%	3.03%	3.03%	3.03%	3.03%	3.03%	3.03%	3.03%	3.03%	3.03%
Tax Depreciation											
5-year Property		20.00%	32.00%	19.20%	11.52%	11.52%	5.76%	0.00%	0.00%	0.00%	0.00%
7-year Property		14.29%	24.49%	17.49%	12.49%	8.93%	8.93%	8.93%	4.45%	0.00%	0.00%
15-year Property		5.00%	9.50%	8.55%	7.70%	6.93%	6.23%	5.90%	5.90%	5.91%	5.90%
20-year Property		3.75%	7.22%	6.68%	6.18%	5.71%	5.29%	4.89%	4.52%	4.46%	4.46%
Other Property		14.29%	24.49%	17.49%	12.49%	8.93%	8.93%	8.93%	4.45%	0.00%	0.00%
Non-Operating Assets											
Value	$ -										
Revenue Forecast — Medea											
First Class Advances		$ -	$ 855,120	$ 870,512	$ 886,181	$ -	$ -	$ -	$ -	$ -	$ -
First Class Royalties		0	1,935,014	14,226,656	14,482,736	14,743,425	6,003,523	0	0	0	0
Regional and Community Theatres (venues)		0	0	787,938	802,121	816,559	831,257	846,220	861,452	0	0
High Schools (venues)		0	0	564,558	574,720	585,065	595,596	606,317	617,231	0	0
Revenues		$ -	$ 2,790,134	$16,449,664	$16,745,758	$16,145,049	$ 7,430,376	$ 1,452,537	$ 1,478,682	$ -	$ -
Risk Factor		65.00%	65.00%	65.00%	65.00%	65.00%	65.00%	65.00%	65.00%	65.00%	65.00%
Revenue Forecast — The Elephant Man											
First Class Advances		$ -	$ -	$ 870,512	$ 886,181	$ 902,133	$ -	$ -	$ -	$ -	$ -
First Class Royalties		0	0	1,969,845	14,482,736	14,743,425	15,008,807	6,111,583	0	0	0
Regional and Community Theatres (venues)		0	0	0	802,121	816,559	831,257	846,220	861,452	876,958	0
High Schools (venues)		0	0	0	574,720	585,065	595,596	606,317	617,231	628,341	0
Revenues		$ -	$ -	$ 2,840,357	$16,745,758	$17,047,182	$16,435,660	$ 7,564,123	$ 1,478,682	$ 1,505,299	$ -
Risk Factor		65.00%	65.00%	65.00%	65.00%	65.00%	65.00%	65.00%	65.00%	65.00%	65.00%

EXHIBIT I-3

ENTERTAINMENT ROYALTY CORP. INC.

INCOME APPROACH ANALYSIS

UNLEVERED MODEL

PROJECTED INCOME STATEMENT	1	2	3	4	5	6	7	8	9	10
Year Ending	8/31/07	8/31/08	8/31/09	8/31/10	8/31/11	8/31/12	8/31/13	8/31/14	8/31/15	8/31/16
Total revenues	$ -	$ 976,547	$ 6,751,507	$ 11,722,031	$ 11,617,281	$ 8,353,113	$ 3,155,831	$ 1,035,078	$ 526,855	$ -
Staff expenses	447,920	683,974	835,542	850,582	865,893	881,479	897,345	913,498	929,941	946,679
Overhead expenses	115,034	175,657	214,582	218,445	222,377	226,380	230,455	234,603	238,826	243,125
Total operating expenses	562,954	859,631	1,050,125	1,069,027	1,088,270	1,107,859	1,127,800	1,148,100	1,168,766	1,189,804
Earnings before interest, taxes, depreciation and amortization (EBITDA)	(562,954)	116,916	5,701,382	10,653,003	10,529,011	7,245,254	2,028,031	(113,023)	(641,912)	(1,189,804)
Depreciation	21,786	23,604	25,454	27,338	29,256	11,208	13,196	13,433	13,675	13,921
Earnings before interest and taxes	(584,740)	93,313	5,675,928	10,625,665	10,499,755	7,234,046	2,014,835	(126,456)	(655,587)	(1,203,725)
Interest expense	-	-	-	-	-	-	-	-	-	-
Operating income	(584,740)	93,313	5,675,928	10,625,665	10,499,755	7,234,046	2,014,835	(126,456)	(655,587)	(1,203,725)
Other income (net)	-	-	-	-	-	-	-	-	-	-
Pretax income	(584,740)	93,313	5,675,928	10,625,665	10,499,755	7,234,046	2,014,835	(126,456)	(655,587)	(1,203,725)
Income taxes	-	-	1,814,575	3,718,983	3,674,914	2,531,916	705,192	-	-	-
Net income	$ (584,740)	$ 93,313	$ 3,861,353	$ 6,906,683	$ 6,824,841	$ 4,702,130	$ 1,309,643	$ (126,456)	$ (655,587)	$ (1,203,725)
Net income margin		9.6%	57.2%	58.9%	58.7%	56.3%	41.5%	-12.2%	-124.4%	
Pretax income margin		9.6%	84.1%	90.6%	90.4%	86.6%	63.8%	-12.2%	-124.4%	
Operating income margin		9.6%	84.1%	90.6%	90.4%	86.6%	63.8%	-12.2%	-124.4%	
EBITDA margin		12.0%	84.4%	90.9%	90.6%	86.7%	64.3%	-10.9%	-121.8%	
Nominal growth in sales			591.4%	73.6%	-0.9%	-28.1%	-62.2%	-67.2%	-49.1%	
Real growth in sales			589.6%	71.8%	-2.7%	-29.9%	-64.0%	-69.0%	-50.9%	

EXHIBIT I-4

ENTERTAINMENT ROYALTY CORP. INC.

INCOME APPROACH ANALYSIS

UNLEVERED MODEL

PRESENT VALUE OF CASH FLOW	1	2	3	4	5	6	7	8	9	10	Residual
Year Ending	8/31/07	8/31/08	8/31/09	8/31/10	8/31/11	8/31/12	8/31/13	8/31/14	8/31/15	8/31/16	8/31/17
Net income	$ (584,740)	$ 93,313	$ 3,861,353	$ 6,906,683	$ 6,824,841	$ 4,702,130	$ 1,309,643	$ (126,456)	$ (655,587)	$ -	$ -
Plus											
Depreciation	21,786	23,604	25,454	27,338	29,256	11,208	13,196	13,433	13,675	-	-
Minus											
Capital expenditures	(12,500)	(12,725)	(12,954)	(13,187)	(13,425)	(13,666)	(13,912)	(14,163)	(14,418)	-	-
Plus (minus)											
Incremental working capital	-	(59,462)	(351,640)	(302,657)	6,378	198,757	316,465	129,134	30,946	32,080	-
Plus (minus)											
Deferred taxes	-	-	595	527	302	73	(160)	-	-	-	-
Equals											
Net cash flow	$ (575,454)	$ 44,729	$ 3,522,808	$ 6,618,703	$ 6,847,353	$ 4,898,502	$ 1,625,231	$ 1,948	$ (625,383)	$ 32,080	$ -
Multiplied by											
Present value factor	0.8452	0.6037	0.4312	0.3080	0.2200	0.1571	0.1122	0.0802	0.0573	0.0409	
Equals											
Present value of cash flow	$ (486,347)	$ 27,002	$ 1,519,039	$ 2,038,566	$ 1,506,422	$ 769,767	$ 182,424	$ 156	$ (35,814)	$ 1,312	

Sum of present value of cash flows	$ 5,522,526
Plus	
Present value of residual value	-
Equals	
Value of licensing rights	$ 5,522,526
Rounded to	**$ 5,500,000**

Residual Growth Rate	0.0%
Residual Value Multiple	2.50
Residual Value	$ -

EXHIBIT I-5

ENTERTAINMENT ROYALTY CORP. INC.

INCOME APPROACH ANALYSIS

WORKING CAPITAL ASSUMPTIONS		1	2	3	4	5	6	7	8	9	10
Year Ending		8/31/07	8/31/08	8/31/09	8/31/10	8/31/11	8/31/12	8/31/13	8/31/14	8/31/15	8/31/16
Total revenues		$ -	$ 976,547	$ 6,751,507	$ 11,722,031	$ 11,617,281	$ 8,353,113	$ 3,155,831	$ 1,035,078	$ 526,855	$ -
Cash (% of revenues)		0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Trade receivables (% of revenues)		12.3%	12.3%	12.3%	12.3%	12.3%	12.3%	12.3%	12.3%	12.3%	12.3%
Other current assets (% of revenues)		0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Accounts payable (% of revenues)		2.7%	2.7%	2.7%	2.7%	2.7%	2.7%	2.7%	2.7%	2.7%	2.7%
Accrued expenses (% of revenues)		3.5%	3.5%	3.5%	3.5%	3.5%	3.5%	3.5%	3.5%	3.5%	3.5%
CALCULATION	**Base Year**	1	2	3	4	5	6	7	8	9	10
Cash	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Trade receivables	-	-	120,396	832,378	1,445,182	1,432,267	1,029,836	389,075	127,612	64,955	-
Other current assets	-	-	-	-	-	-	-	-	-	-	-
Total current assets	$ -	$ -	$ 120,396	$ 832,378	$ 1,445,182	$ 1,432,267	$ 1,029,836	$ 389,075	$ 127,612	$ 64,955	$ -
Accounts payable	$ -	$ -	$ 26,755	$ 184,973	$ 321,152	$ 318,282	$ 228,852	$ 86,461	$ 28,358	$ 14,434	$ -
Accrued expenses	-	-	34,179	236,303	410,271	406,605	292,359	110,454	36,228	18,440	-
Total current liabilities	$ -	$ -	$ 60,934	$ 421,276	$ 731,423	$ 724,886	$ 521,211	$ 196,915	$ 64,586	$ 32,874	$ -
Working capital	$ -	$ -	$ 59,462	$ 411,102	$ 713,759	$ 707,381	$ 508,624	$ 192,160	$ 63,026	$ 32,080	$ -
Working capital to revenues			6.1%	6.1%	6.1%	6.1%	6.1%	6.1%	6.1%		
Incremental working capital		$ -	$ 59,462	$ 351,640	$ 302,657	$ (6,378)	$ (198,757)	$ (316,465)	$ (129,134)	$ (30,946)	$ (32,080)

EXHIBIT I-6

ENTERTAINMENT ROYALTY CORP. INC.

INCOME APPROACH ANALYSIS

TAXES AND DEPRECIATION

INCOME TAX CALCULATION	1	2	3	4	5	6	7	8	9	10
Year Ending	8/31/07	8/31/08	8/31/09	8/31/10	8/31/11	8/31/12	8/31/13	8/31/14	8/31/15	8/31/16
EBITDA (including other income)	$ (562,954)	$ 116,916	$ 5,701,382	$10,653,003	$10,529,011	$ 7,245,254	$ 2,028,031	$ (113,023)	$ (641,912)	$ (1,189,804)
Interest Expense	0	0	0	0	0	0	0	0	0	0
Tax Depreciation	(21,786)	(24,880)	(27,154)	(28,844)	(30,119)	(11,418)	(12,739)	(13,525)	(13,768)	(14,016)
Current Year Taxable Income (Loss)	(584,740)	92,037	5,674,229	10,624,160	10,498,892	7,233,836	2,015,292	(126,548)	(655,680)	(1,203,820)
Tax Rate	35.0%	35.0%	35.0%	35.0%	35.0%	35.0%	35.0%	35.0%	35.0%	35.0%
Income Taxes	$ -	$ -	$ 1,813,981	$ 3,718,456	$ 3,674,612	$ 2,531,843	$ 705,352	$ -	$ -	$ -

DEFERRED TAXES	1	2	3	4	5	6	7	8	9	10
Cash Taxes	0	0	1,813,981	3,718,456	3,674,612	2,531,843	705,352	0	0	0
Book Provision	0	0	1,814,575	3,718,983	3,674,914	2,531,916	705,192	0	0	0
Deferred Tax Asset/(Liability)	0	0	(595)	(527)	(302)	(73)	160	0	0	0
Cumulative Asset/(Liability)	0	0	(595)	(1,122)	(1,424)	(1,497)	(1,338)	(1,338)	(1,338)	(1,338)

BOOK DEPRECIATION SCHEDULE

CAPITAL EXPENDITURES	1	2	3	4	5	6	7	8	9	10
5-year Property	0	0	0	0	0	0	0	0	0	0
7-year Property	12,500	12,725	12,954	13,187	13,425	13,666	13,912	14,163	14,418	14,677
15-year Property	0	0	0	0	0	0	0	0	0	0
20-year Property	0	0	0	0	0	0	0	0	0	0
Other Property	0	0	0	0	0	0	0	0	0	0
Total	12,500	12,725	12,954	13,187	13,425	13,666	13,912	14,163	14,418	14,677

BOOK DEPRECIATION RATES	1	2	3	4	5	6	7	8	9	10
5-year Property	20.00%	20.00%	20.00%	20.00%	20.00%	0.00%	0.00%	0.00%	0.00%	0.00%
7-year Property	14.29%	14.29%	14.29%	14.29%	14.29%	14.29%	14.29%	0.00%	0.00%	0.00%
15-year Property	6.67%	6.67%	6.67%	6.67%	6.67%	6.67%	6.67%	6.67%	6.67%	6.67%
20-year Property	5.00%	5.00%	5.00%	5.00%	5.00%	5.00%	5.00%	5.00%	5.00%	5.00%
Other Property	3.03%	3.03%	3.03%	3.03%	3.03%	3.03%	3.03%	3.03%	3.03%	3.03%

BOOK DEPRECIATION	1	2	3	4	5	6	7	8	9	10
1	1,786	1,786	1,786	1,786	1,786	1,786	1,786	0	0	0
2		1,818	1,818	1,818	1,818	1,818	1,818	1,818	0	0
3			1,851	1,851	1,851	1,851	1,851	1,851	1,851	0
4				1,884	1,884	1,884	1,884	1,884	1,884	1,884
5					1,918	1,918	1,918	1,918	1,918	1,918
6						1,952	1,952	1,952	1,952	1,952
7							1,987	1,987	1,987	1,987
8								2,023	2,023	2,023
9									2,060	2,060
10										2,097
11										
Existing	20,000	20,000	20,000	20,000	20,000	0	0	0	0	0
TOTAL BOOK DEPRECIATION	21,786	23,604	25,454	27,338	29,256	11,208	13,196	13,433	13,675	13,921

BASIS CALCULATION	1	2	3	4	5	6	7	8	9	10
Gross Basis	100,000	112,500	125,225	138,179	151,366	164,791	178,457	192,369	206,532	220,950
Accumulated Book Depreciation	0	(21,786)	(45,389)	(70,843)	(98,181)	(127,437)	(138,645)	(151,841)	(165,274)	(178,949)
Capital Additions	12,500	12,725	12,954	13,187	13,425	13,666	13,912	14,163	14,418	14,677
Book Depreciation Expense	(21,786)	(23,604)	(25,454)	(27,338)	(29,256)	(11,208)	(13,196)	(13,433)	(13,675)	(13,921)
Ending Basis	90,714	79,836	67,336	53,185	37,354	39,812	40,528	41,258	42,000	42,756

END